Moody's Corporation


ODYS
ODYS

Insight. Integrity. Growth.

REVENUE BY REGION

2007 Total Revenue $2,259.0 Million


11%
60%

COMPOUND ANNUAL GROWTH RATE

2003–2007


30%
25%
20%
15%
10%
5%
0%
14%
20%
15%

- *United States*
- *Europe, Middle East, Africa*
- *Other International*

REVENUE BY PRODUCT

2007 Total Revenue $2,259.0 Million


13.4%
39.4%
20.6%

COMPOUND ANNUAL GROWTH RATE

2003–2007


30%
25%
20%
15%
10%
5%
0%
18%
16%
26%
14%
10%
2%

- *Structured Finance*
- *Corporate Finance*
- *Research*
- *Financial Institutions & Soverign Risk*
- *Moody's KMV*
- *Public Finance*

CONSISTENT HISTORY OF GROWTH

Revenue and Operating Income 1988–2007


10,000
1,000
100
10
Log Shows Growth Rates ($ millions Log Scale)
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
Revenue
Operating Income

Revenue and operating income for 1998 and prior years exclude Financial Information Services (FIS), which was divested in 1998. Operating income for 2006 and 2007 includes a gain of $160.6 million related to building sale and a $50.0 million restructuring charge, respectively.

FINANCIAL HIGHLIGHTS

[illegible]	2007	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]					
Revenue	[illegible]	$ 2,037.1	$ 1,731.6	$ 1,438.3	$ 1,246.6
Operating Income[1]	[illegible]	$ 1,259.5	$ 939.6	$ 786.4	$ 663.1
Net Income[2]	[illegible]	$ 753.9	$ 560.8	$ 425.1	$ 363.9
Diluted EPS[2]	[illegible]	$ 2.58	$ 1.84	$ 1.40	$ 1.19
[illegible]					
Total Assets	[illegible]	$ 1,497.7	$ 1,457.2	$ 1,389.3	$ 959.9
Long-Term Debt[3]	[illegible]	$ 300.0	$ 300.0	$ —	$ 300.0
[illegible]					
Cost of Share Repurchases[4]	[illegible]	$ 1,093.6	$ 691.7	$ 221.3	$ 171.7
Dividends Paid	[illegible]	$ 79.5	$ 60.3	$ 44.7	$ 26.8

Moody's financial highlights should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and notes thereto contained elsewhere in this Annual Report.

(1) Includes restructuring charge of $50.0 million in 2007 and a gain of $160.6 million related to building sale in 2006.
(2) Net income and diluted EPS in 2007 include a $52.3 million benefit related to the resolution of certain legacy tax matters and $30.0 million after-tax related to the restructuring charge. The 2006 amounts include a $94.1 million after-tax gain related to the building sale and a $2.4 million benefit related to certain legacy tax matters. The 2005 and 2004 amounts include $8.8 million of tax benefits and $30.0 million of tax expense related to certain legacy tax matters, respectively. The 2003 amounts include a $7.9 million after-tax gain related to an insurance recovery and a $16.2 million expense related to certain legacy tax matters.
(3) At December 31, 2004, the notes payable scheduled to mature in September 2005 were classified as a current liability. The 2007 amount includes the $300.0 million Series 2007-1 Notes issued in September 2007.
(4) The cost of share repurchases does not reflect net proceeds from employee stock plans or related tax benefits.



(1) Includes restructuring charge of $50.0 million in 2007 and gain of $160.6 million related to building sale in 2006.
(2) Diluted EPS in 2007 includes a $52.3 million benefit related to the resolution of certain legacy tax matters and $30.0 million after-tax related to the restructuring charge. The 2006 amount includes a $94.1 million after-tax gain related to the building sale and a $2.4 million benefit related to certain legacy tax matters. The 2005 and 2004 amounts include $8.8 million of tax benefits and $30.0 million of tax expense related to certain legacy tax matters, respectively. The 2003 amount includes a $7.9 million after-tax gain related to an insurance recovery and a $16.2 million expense related to certain legacy tax matters.

Dear Shareholders and Other Readers:

Moody's confronted significant challenges in 2007 as credit problems that began in the U.S. housing sector affected important parts of our ratings business globally. The severity and protracted nature of market dislocations that grew from the initial credit problems confirm that the challenges of 2007 will persist well into 2008. Despite these difficult conditions, Moody's achieved solid financial performance for 2007, while continuing to make strong progress on organizational and operating initiatives to support superior long-term performance.

THE YEAR IN REVIEW

Financial performance for 2007 was sharply divided between the exceptional growth achieved in the first half of the year versus the decline in the second half, when important sectors of the credit markets contracted dramatically. Moody's 2007 revenue growth of 11% was short of our long-term average annual target of 12½%, and growth in diluted earnings per share[1] of 11% was also short of our long-term target of 15% average annual growth.

Moody's revenue growth in 2007 was broad-based, with almost all business lines and geographic segments achieving growth and most of those at double-digit rates. Ratings revenue growth at Moody's Investors Service was led by global corporate finance at 22% and financial institutions at 14%. Corporate ratings benefited from strong high-yield debt and corporate loan issuance in the first half of the year, with a shift to lower-risk, investment-grade issuance amid tight credit conditions in the second half. The primary hindrance to revenue growth came from the large U.S. structured finance sector, which reported essentially flat full-year performance following a significant second half downturn principally related to declines in issuance of residential mortgage-backed securities and collateralized debt obligations.

Revenue from our international ratings business grew 17% over 2006. International ratings growth included a five percentage point contribution from favorable foreign currency exchange rates (dollar depreciation), up from the one percent of growth attributable to exchange rates in 2006. Europe (including Middle East and Africa) led international ratings revenue growth in incremental dollar contribution at $76 million, and both Europe and Asia grew at double-digit rates, with important growth in new ratings mandates overcoming mixed issuance conditions. Internationally,

(1) Earnings per share for 2007 excludes a $0.19 benefit from the settlement of a legacy tax matter and $0.11 related to the restructuring charge. Earnings per share for 2006 excludes a $0.01 net reduction in tax reserves related to legacy tax exposures and $0.32 related to the gain on building sale.

contagion from U.S. credit market problems was visible, but both Europe and Asia continue to present intriguing and profitable new market opportunities.

Moody's research business continued its strong performance, with global research revenue rising 27%. Growth came from both new customers and from the sale of additional research to existing subscribers. New products aimed at meeting customer needs for data and credit analysis tools continued to be important sources of growth.

Full-year revenue at Moody's KMV, our quantitative credit risk analytics business, grew 8%. Growth in net sales of risk measurement products was supplemented by superior performance in areas such as software sales and professional services. Continuing a favorable trend, Moody's KMV again increased profitability at a faster rate than revenue growth.

Other reported financial measures include:

- Operating income of $1.2 billion, up 7% from $1.1 billion in 2006.[2]
- Net income of $702 million, down 7% from $754 million in 2006.[3]
- Diluted earnings per share of $2.50, 11% higher than $2.25 in 2006.[4]



"Moody's opinions about the future performance of rated debt will never reveal flawless foresight, but our ratings are and will remain, powerfully accurate predictors of future creditworthiness."

RAYMOND W. McDANIEL, JR.
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

RESTORING CONFIDENCE

In my letter to shareholders last year, I discussed maintaining business momentum and taking steps to assure that Moody's growth would be as strong prospectively as it has been historically. After the decline in revenue and operating income in late 2007, as well as the disappointing performance of Moody's stock over the last 12 months, fresh perspectives on those subjects are undoubtedly of interest to shareholders in 2008. Before reconsidering the growth story, however, it is important that I address another message from previous shareholder letters: confidence in Moody's.

The Company's long-term success depends critically on the confidence of our stakeholders—debt issuers, the investment community, employees, governmental authorities and shareholders—in Moody's ethics, objectivity and credit judgments. These pillars of stakeholder confidence have come under intense scrutiny since the reversal of the U.S. housing market and our subsequent rating downgrades of large numbers of mortgage-related debt securities. While examination of the root causes of the situation reveals multiple points of market failure, the speed and extent of rating downgrades clearly contributed to the loss of confidence and undermined the credibility of rating agencies, including Moody's.

How does Moody's respond? First, we can and must always strive to improve the quality of our work. Credit analysis is an inherently dynamic discipline—Moody's rating methodologies must adapt to developments in markets and respond to the evolution of finance. Throughout Moody's history, our work has always been informed by such change, but the current upheaval in the credit environment is unusually extreme and marks an abrupt reversal of credit market trends that have prevailed over more than 20 years. Lessons from the recent turmoil highlight opportunities for improvements in assessing the quality of information used in our rating process, the modeling and explanation of risk factors, and application of multi-disciplinary analysis to even the most highly specialized instruments. Enhancing the quality of

(2) Excludes restructuring charge of $50.0 million in 2007 and gain of $160.6 million related to building sale in 2006.

(3) Includes a benefit of $52.3 million and $2.4 million related to the resolution of certain legacy tax matters in 2007 and 2006, respectively, a restructuring charge in 2007 of $50.0 million ($30.0 million, net of tax) and an after-tax gain of $94.1 million related to building sale in 2006.

(4) Earnings per share for 2007 excludes a $0.19 benefit from the settlement of a legacy tax matter and $0.11 related to the restructuring charge. Earnings per share for 2006 excludes a $0.01 net reduction in tax reserves related to legacy tax exposures and $0.32 related to the gain on building sale.

our work product and providing greater detail about macroeconomic and industry-specific or regional factors that could drive rating changes will benefit the investing public and strengthen our business. With over $67 trillion in rated debt outstanding worldwide, Moody's opinions about the future performance of that debt will never reveal flawless foresight, but our ratings *are and will remain* powerfully accurate predictors of future creditworthiness.

Second, we must understand and respond to changes in the behavior of other credit market participants. At a basic level, Moody's traditional role as a credit information intermediary between debt issuers and investors may be too limited for markets such as structured finance. That traditional role functioned well when financial institutions practiced the "originate-to-hold" model in lending money and creating assets. Under that model, lenders effectively operated like investors, making "investment" decisions through their loan review and approval processes. However, with the development of loan pooling and risk transfer via securitization, the "originate-to-distribute" model altered many lenders' behaviors. As a result, rating agencies no longer serve just as information intermediaries between entities with like-minded investment orientations. Instead, we may also have to assess information gaps that arise from the changed behaviors of market participants and discover alternative sources of information, or accommodate and more completely capture such gaps in our ratings. These changes reveal a higher and more challenging standard for our work; nonetheless, it is a standard that Moody's must embrace if we are to meet market needs and restore confidence.

Finally, Moody's strongly rejects assertions that our work is compromised by any failure of integrity or a lack of independence in our processes. For example, in the wake of recent events some observers claim that conflicts of interest have influenced our business because we receive fees from rated issuers. Moody's recognizes that potential conflicts exist so long as we are paid by any market participant whose financial interests may be affected by our opinions, including investors who hold or wish to buy rated obligations or the issuers of such obligations. *The question is not whether potential conflicts exist—they always will—but whether they are properly managed.* At Moody's, we have taken a leadership position in setting industry standards regarding the management of potential conflicts. Our Code of Professional Conduct sets forth rigorous procedures that govern the roles and responsibilities of our rating agency employees, with the primary goal of ensuring that our analytical activities remain appropriately distanced from the commercial management of our business. Oversight by our internal Compliance Department as well as external examination by government authorities serves to reinforce, validate and improve our controls and procedures. Most importantly, however, our employees participate in a culture of integrity that is informed by the responsibilities and traditions developed over more than 100 years of contribution to strong capital markets.

A FRESH LOOK AT GROWTH

In previous shareholder letters, I've written confidently about globalization and disintermediation, innovations in financial technology, and global economic expansion as powerful and interconnected drivers of growth for Moody's business. I also said—with more prescience than I would have liked—that cyclical factors such as business and consumer confidence, general credit conditions and investment capital flows would inevitably wax and wane. After years of broadly positive credit market conditions and strong growth, it was clear that the business cycle was due to turn.

ENHANCING RATINGS QUALITY AND AWARENESS

- We continue to make significant efforts to raise market awareness of what ratings do and do not measure so that our ratings are used in ways consistent with their purpose.
- We are in the process of expanding the information content of our ratings and related analytical tools to fully address identified market needs.
- We continue to enhance our ratings processes and incorporate resources and expertise across disciplines to address the complexities and interdependencies of modern credit analysis.
- We make all of our methodologies publicly available to help market participants better understand our analytical processes and our approach to rating decisions.

That said, I certainly did not anticipate the intensity or scope of credit market turmoil that began in mid-2007.

Disintermediation and Financial Innovation. Amidst the current turmoil in global credit markets, we observe some re-intermediation of financial assets into the banking system and investor rejection of some classes of structured products. These phenomena have suppressed credit market activity in the near term. Over the longer horizon, however, there are compelling reasons to remain bullish about the prospects for disintermediation and financial innovation. Both are essential features of capital markets evolution and, properly developed, further the efficient allocation of investment capital to support global economic growth. It is important that innovative financial products regain investor (and regulatory) confidence, and Moody's will continue to play a central role in providing insight that facilitates market acceptance of new financial technology. We expect a protracted retrenchment of the structured finance segment of our ratings business through 2008 and possibly into 2009, as investors adjust their risk tolerances and adapt to newly constructed instruments. In the interim, we will remain vigilant in monitoring outstanding rated securities under stress, demonstrate analytical enhancements that restore both private and official sector confidence in our work, and promote efforts toward creating more transparency in our ratings of complex instruments.

International Growth. Worldwide economic growth and globalization of credit markets will continue, as will demand for expert opinion about the institutions and instruments that trade in those markets. Even in the difficult business conditions of 2007 Moody's achieved 18% growth from our non-U.S. business, reflecting the growing importance of debt capital markets—and by extension, Moody's services—around the world. We continue to position the company for global opportunities by expanding our participation in promising markets in Asia, Europe, the Middle East and Latin America through acquisitions and joint venture investments as well as establishment of Moody's subsidiaries. Our international investments in 2007 and early 2008 included:

- Dubai. Moody's Middle East Ltd., located in the Dubai International Financial Center, commenced ratings operations.
- Israel. Moody's increased our investment in the Israeli rating agency, Midroog Ltd., to majority ownership.
- Indonesia. We acquired 99% of the Indonesian rating agency, PT Kasnic Credit Rating Indonesia.
- Latin America. We entered into agreements to provide technical assistance and training to the Colombian rating agency, BRC Investor Services, and the Peruvian agency, Equilibrium, which also has operations in El Salvador and Panama.
- South Africa. We expanded our presence in South Africa by acquiring CA Ratings, Ltd., one of the country's leading domestic rating agencies.

Growth from Moody's Analytics. Especially during this period of credit market contraction, we will rely on growth from areas outside the ratings business to meet both customer and shareholder expectations. Our new operating company, Moody's Analytics, combines all of our non-ratings businesses—including Moody's KMV, Moody's Economy.com, our credit training and risk consulting activities as well as sales of research produced by the rating agency—under a centralized leadership

RESTORING CONFIDENCE

- Moody's reorganized our operations to separate the regulated ratings business of Moody's Investors Service from our other commercial activities, which are now resident in a separate operating company, the newly created Moody's Analytics.
- The Moody's Investors Service Credit Policy function—which oversees ratings methodologies, processes and ratings performance measurement—was made fully independent from commercial responsibilities of the business.
- We have committed to ongoing, rigorous examination of our methodologies and analytic processes across all ratings groups to continue to improve the accuracy, quality and relevance of our ratings and related communications.
- We are participating in a credit ratings industry working group charged with developing and implementing actions to enhance perceptions of ratings independence, quality and transparency.

team. Independently, the components of Moody's Analytics have produced strong performance records, summing to greater than 20% average annual revenue growth since 2000.

We plan to expand the Moody's Analytics business further through internal product development and selective acquisition of capabilities in specialized areas of the credit markets. Recent advances have come in several areas—including credit training, where we recently acquired Financial Projections Limited, and pricing and valuation services, where we recently acquired Mergent Pricing and Evaluation Services, Inc. and BQuotes. We believe that strong growth from Moody's Analytics is sustainable even through a market downturn, given the continued and growing demand for risk assessments and measurement tools and the advantages of Moody's long-standing, deep customer relationships.

I should conclude my comments on growth by noting that cost management is an important piece of the puzzle in a lower growth environment. Moody's took a restructuring charge of $50 million in 2007. The effect of this charge should help us prudently manage expenses in 2008, while still funding important strategic initiatives within Moody's Analytics and in ratings and technology. While necessary, the restructuring included a reduction in our workforce affecting a number of employees who had meaningfully contributed to Moody's growth over a number of years. They will be missed. I would like to express my thanks to Moody's employees worldwide for their dedication and perseverance under difficult circumstances.

TESTING CONDITIONS REINFORCE OUR COMMITMENTS TO CUSTOMERS, SHAREHOLDERS AND OTHER STAKEHOLDERS

The challenging conditions of 2007 and early 2008 have tested business models, operating assumptions and decisions of many participants in the financial markets, including Moody's. There are abundant lessons to be learned and opportunities for renewed growth emerging from the application of those lessons. As I have briefly outlined in this letter, Moody's has made substantial commitments to communicating about the integrity of our work, enhancing the transparency of our processes, raising market awareness of our proper role and function in assessing credit, and developing additional tools and measures to address a broader range of market needs around credit.

Beyond this difficult cyclical period, we have confidence that the markets we serve will continue to grow and the demand for independent expertise in assessing credit and fostering consistent, comparative standards for credit should also grow accordingly.

Moody's goal is to remain the leading authority on credit risk in the global capital markets. We are a "standards" business, both because we offer global standards for assessing credit and because we must operate to standards that satisfy all stakeholders. At various times, testing market conditions have challenged our "standards" role and this period is such a time. Moody's is responding with efforts that visibly demonstrate enhancements in our work processes, performance and communication that will not only sustain, but enhance, our role in global credit markets.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

DRIVING MOODY'S GROWTH

- While financial innovation drove growth in structured finance ratings and related analytical tools in recent years, such innovation has recently slowed; we anticipate improved transparency, along with simpler and more similar products, in the next period of development.
- We will continue to position Moody's to capitalize on the growth in capital markets worldwide by expanding our international operations through investments and acquisitions.
- Revenue growth for Moody's Analytics will be driven by growing demand for research, consulting and software services, and an integrated structure that enables us to better anticipate and respond to changes in customer needs.



TABLE OF CONTENTS



Restoring Investor and Market CONFIDENCE

As the President and Chief Operating Officer of Moody's Investors Service, I am privileged to lead an organization that has been a provider of independent credit opinion and insight to the global financial markets for over 100 years.

The credit crunch and subsequent liquidity crisis have generated substantial commentary about the performance and quality of certain classes of financial instruments as well as Moody's analysis and opinions about those instruments. Views of our work have often been driven by perceptions that our ratings do or should serve additional purposes, such as measure liquidity, represent volatility expectations, or track market price.

Moody's has taken actions to raise market awareness about the role and function of our ratings and to demonstrate sound, independent rating methodologies and processes. We have been communicating regularly about these actions with market participants. We also recognize that a reappraisal of ratings creates new opportunities to apply our analytical expertise and technologies by developing additional tools for our analysts and for investors.

Our reorganization in August 2007 enabled us to consolidate and streamline the development of additional analytic products and services (see "Ratings-related Growth Initiatives"), and to integrate and refocus our sales and marketing efforts through the new Moody's Analytics business unit (see "Building Growth through Moody's Capabilities"). The reorganization also supports the independence and integrity of our ratings business as we respond to the events of 2007 and work to fulfill our commitment to delivering independent, transparent credit analysis of the highest quality for every instrument we rate.



"Moody's reorganization supports the independence and integrity of our ratings business as we respond to the events of 2007 and work to fulfill our commitment to delivering independent, transparent credit analysis."

BRIAN CLARKSON
PRESIDENT AND CHIEF OPERATING OFFICER
MOODY'S INVESTORS SERVICE



The *Role* and *Function* of CREDIT POLICY

The U.S. subprime mortgage crisis and resulting effects on the global credit markets have led to much market discussion about the role, function and performance of credit ratings. Many recognize the unprecedented combination of forces driving mortgage delinquencies in the U.S.—the steep decline in home prices, sharp contraction in credit available for refinancing, deterioration in mortgage underwriting processes and misrepresentations in the mortgage application process. Nonetheless, market observers remain concerned that ratings did not better predict the extent of deterioration in the U.S. subprime mortgage market as well as its impact on the credit quality of residential mortgage-backed securities (RMBS) and related structured finance securities that relied on such mortgage assets as collateral.

Moody's response to the extraordinary credit conditions of 2007 and 2008 has included raising market awareness about the meaning and purpose of our ratings, pursuing enhancements to our credit analysis in areas that have not fared well under stress, and supporting other market-based efforts to overcome the dislocations that have curtailed the availability of credit. In combination, these efforts must address the loss of credibility with investors and other market participants. Moody's Credit Policy group will play a key role in this work.



"Credit Policy exercises informed oversight of the development of rating methodologies and the process of assigning and monitoring ratings."

ANDREW KIMBALL
CHIEF CREDIT OFFICER,
CHAIR OF CREDIT POLICY COMMITTEE,
MOODY'S INVESTORS SERVICE

THE CREDIT POLICY FUNCTION

Moody's Credit Policy function exercises informed oversight over the development of rating methodologies and the process of assigning and monitoring ratings. A key governance element for Credit Policy is its independence from commercial responsibilities. Highlights about the Credit Policy function at Moody's, some of which are long-standing and some of which respond to recent conditions, include:

- Credit Policy has reported directly to the president of Moody's Investors Service since August 2007. Performance incentives for Credit Policy personnel relate to their effectiveness in oversight of rating processes and analytical quality, and are independent of any specific ratings business unit performance.
- Each rating department has a full-time Chief Credit Officer responsible for the integrity and effectiveness of ratings practice within that unit and reporting to the Credit Policy Chair.
- Credit Policy works continually to align our professional development and training programs (established in 2002) with identified credit analysis needs. As markets and debt instruments evolve, often in the direction of greater complexity, the qualifications of analysts become ever more critical to ensure high-quality ratings. Each year, up to 50% of the training provided for analytical staff consists of new material that addresses the latest market developments. In 2008, greater focus on developing distance learning opportunities will enable a timely, standardized training experience and utilize analyst time more efficiently.

ENHANCEMENTS TO MOODY'S RATING METHODOLOGIES

Methodologies, models and scorecards are used by many Moody's rating groups to support consistent, fact-based credit assessments for consideration by rating committees. Refining these, adding to the performance data that underlies them, and adapting them to industries and sectors with unique credit characteristics is an ongoing task. Quantitative tools are one part of a broader decision-making process that also depends on other credit-related information and judgment, but they are an important input and it is crucial to manage their quality and use, and to be attentive to their limitations.

Moody's is increasing interdisciplinary oversight of methodologies and models across business lines to enhance consistency and achieve greater breadth of perspective:

- All ratings policy committees include representation from diverse rating groups and regions as well as from the Credit Policy team.
- Credit Policy periodically reviews the adequacy of key models, methodologies, and assumptions used in the rating process, with the authority to refer them back to the rating group for attention as needed.

FRAMEWORK ANALYSIS

Moody's continues to take steps to adapt its rating decision framework to the growing complexity of financial markets and debt instruments. Rating committees bring together analysts with a range of practical credit experience to complement the output of methodologies and models, including cross-disciplinary representation when appropriate. In light of recent market events, credit policy approval committees are casting an increasingly critical eye on credits that depend on market liquidity or price stability, complex structures, or precise estimates of correlation.

Methodology and sector reviews and key rating committees include discussion of broad economic stresses, trends in market behavior, the competitive environment, and management performance or governance. Those assumptions and expectations that significantly affect ratings are communicated in our research:

- Moody's has initiated a *Global Financial Risks Perspectives* series to formalize and communicate our view of broad risks to the financial stability of global capital markets.
- For analytic purposes, Moody's will annually define an expected global economic and financial scenario and offer several alternative scenarios that stress or vary the expected. These scenarios may be used by rating teams to stimulate thinking about the likely future performance of our ratings and may be discussed in industry or sector outlook comments.

"Moody's is increasing interdisciplinary oversight of methodologies and models across business lines to better ensure consistency and to achieve greater breadth of perspective."

CROSS-LINKS SUPPORTING CREDIT ANALYSIS



Some joint analysis
Regular joint analysis
Substantial joint analysis
BANKS
U.S. SUBPRIME/CDOs
ASSET-BACKED CP
SIVs
FUNDS
MONOLINES
U.S. MUNIs
COMMERCIAL REAL ESTATE
EUROPEAN MBS
CORPORATES
INSURANCE
SOVEREIGN

Moody's continues to create new approaches to assess the economic, market and industry framework affecting credit risk. Rating processes and committees increasingly involve analysts from different asset types because of shared risks and interdependencies between sectors and issuance categories. This cross-links grid represents an illustrative mapping of coordination across business lines and asset classes to properly analyze cross-sector connections.

- Additional assumptions about macroeconomic, financial, market, regulatory or political developments deemed significant to a rating decision will be noted in Moody's relevant research.
- New issue reports for certain structured securities will discuss the kind and degree of unexpected stresses that might cause rated instruments to suffer a material impairment.

INFORMATION QUALITY MATTERS

The quality of credit analysis necessarily relies on the sufficiency of underlying data. However, the use of historical data for modeling and estimating future risk can never be definitive and could potentially under-represent the infrequent periods of extreme stress. As a result, estimates of future performance involve imperfect judgment. Moreover, the layering of multiple risks without full appreciation of their interactions gives rise to "perfect storm" situations. Several steps are being taken to mitigate such situations in the future:

- Moody's ongoing review of models and methodologies will explicitly address the quality and completeness of underlying data and consider the sensitivity of results to a range of input error. The findings will be made public.
- Our research will differentiate between sectors and securities issuers by the quality and availability of the information appropriate for reaching robust credit conclusions.
- In some cases, credit committees may conclude that the highest rating levels cannot be attained on any basis other than full credit and/or liquidity support from a highly creditworthy financial institution.
- We will continue to expand efforts launched in the fundamental ratings group to foster consistency and comparability across rating categories and asset classes, through consistent data entry and rigorous application of standard processes.
- Moody's is committed to transparency regarding our analytical processes and models, and will continue to solicit and incorporate market feedback as we develop and revise our methodologies.

These and other initiatives continue our effort to improve the clarity with which we describe our rating decisions and the process we utilize to reach them. During 2007, we published 19 new methodologies and posted various scorecards and models on the Moody's website for free use by registered users. We intend this openness to contribute to a richer market dialogue on our process and conclusions, enabling others in the market to make more informed decisions about their use of and reliance on ratings.


CREDIT
POLICY ORGANIZATION
CHIEF CREDIT OFFICER &
CHAIR OF
CREDIT POLICY COMMITTEE
PROFESSIONAL
TRAINING
POLICY &
SURVEILLANCE
CREDIT
RESEARCH
CHIEF CREDIT OFFICERS
BY LINE OF BUSINESS
POLICY
COMMITTEES

on :

WAC : 10%

AC : (5%)

%

%)

Pa

OverTime

3%

Moody's *Participation* in Regulatory SOLUTIONS

As Moody's operations have grown in size and geographic scope, the company has made a concerted effort to establish and maintain constructive relationships with regulators, legislators and policymakers around the world. Our goal is to understand the needs and expectations of authorities as we play our part in supporting the efficiency and soundness of global financial markets. At the same time, we must preserve Moody's independence and integrity, the cornerstones of our business. To this effect, we focus on three important activities:

- First, we communicate with national authorities in both established and developing capital markets to better understand and consider their unique issues and concerns.
- Second, we interact with international regulatory associations (such as the International Organization of Securities Commissions, or "IOSCO") and regional authorities (such as the Committee of European Securities Regulators, or "CESR") to achieve a similar level of understanding of pan-national regulatory perspectives.
- Finally, we are in continuous dialogue with market participants around the world so that our regulatory positions are informed by existing and developing market conditions.

Moody's global Regulatory Affairs team is composed of highly skilled professionals with the insight and cross-disciplinary expertise to formulate practical, forward-looking solutions. Our mandate is to work toward constructive and durable outcomes that facilitate Moody's contribution to the efficiency and function of global capital markets.

SURVEYING THE CURRENT REGULATORY LANDSCAPE

Over the past several years, authorities have sought to gain a better understanding of how credit rating agencies operate, the attributes and limitations of credit ratings, the use of credit ratings in the capital markets and whether additional oversight is necessary or appropriate. In light of increased interest in rating agencies from governments, market participants and the broader public, several regulatory initiatives have already been taken.



"We recommend progressive steps that the industry can take to enhance the perceived objectivity of ratings, improve the clarity of ratings, and bolster the management of potential conflicts of interest."

FARISA ZARIN
TEAM MANAGING DIRECTOR
REGULATORY AFFAIRS

GLOBAL MANAGING DIRECTOR OF REGULATORY AFFAIRS

Regional Teams

- CANADA, U.S., LATIN AMERICA
- EUROPE, MIDDLE EAST, AFRICA
- ASIA-PACIFIC, ASIAN SUBCONTINENT
- JAPAN

Moody's Regulatory Affairs team is structured to ensure effective global implementation and has the resources to engage regulators at both the national and international levels.

In December 2004, IOSCO published a model Code of Conduct for credit rating agencies (the "IOSCO Code"). The IOSCO Code addresses three broad areas:

- Quality and integrity of the rating process.
- Credit rating agency independence and the avoidance or effective mitigation of potential conflicts of interest.
- Credit rating agency responsibilities to the investing public and issuers.

The IOSCO Code is not binding on credit rating agencies; rather, it relies on voluntary adherence and public disclosure of areas of non-adherence so that users of credit ratings can better assess rating agency behavior and performance.

On the legislative front, the U.S. Congress passed the Credit Rating Agency Reform Act of 2006 (the "Reform Act"), which created a voluntary registration process for any rating agency wishing to be designated as "nationally recognized" and to have its ratings available for use in federal securities laws. The Reform Act provides the Securities and Exchange Commission (SEC) with ongoing authority to oversee nationally recognized rating agencies. Importantly, the Reform Act preserves existing legal protections and privileges afforded rating agencies as publishers of credit opinions, including a prohibition on regulating the substance of ratings, thereby helping to ensure rating agency independence. The SEC registered Moody's Investors Service as nationally recognized in September 2007, and the new oversight rules are consistent with the IOSCO Code and Moody's Code of Professional Conduct.

In Europe, a self-regulatory model prevails for credit rating agencies. A voluntary reporting and review process has been in existence for several years at the European Union level and several national authorities also provide oversight of the industry. The 2006 review found that global rating agencies were largely compliant with the IOSCO Code.

GENERAL AREAS OF INTEREST TO REGULATORS

RATINGS QUALITY

- Transparency of methodologies and processes
- Ratings performance

MANAGEMENT OF CONFLICTS OF INTEREST

- Issuer Pays and/or Investor Pays model
- Securities holdings in rated entities
- Other relationships with rated entities

CONFIDENTIALITY

- Issuer information
- Pending rating actions

AGENCY COMPETITION

- Avoiding regulatory barriers to entry
- Possible anticompetitive practices

Across other regions, including developing markets, authorities by and large view independent rating agencies as an important resource for bolstering investor confidence and thereby promoting the development of strong, efficient capital markets. Regulatory approaches vary widely from no or light regulation to licensing and oversight regimes. In discussions with these regulators, Moody's points to the IOSCO Code as a sound model for a principles-based, non-prescriptive approach.

A PRACTICAL, FORWARD-LOOKING APPROACH

The developments described above have been an important part of the ongoing global dialogue about the role, function and performance of credit rating agencies. Moody's has proactively participated in this discussion and has publicly supported and endorsed these efforts by implementing the Moody's Code of Professional Conduct and associated compliance processes.

Moody's has also endeavored to play a constructive part in helping to alleviate the recent market turmoil. In addition to enhancements of our own processes and opinions, we have offered observations about potential industry-level and market-level changes that we believe would facilitate the restoration of market confidence and mitigate future credit market disruption. In this regard, and in response to calls by governmental authorities and market participants, Moody's Regulatory Affairs team has worked together with a group of participating credit rating agencies to recommend progressive steps that our industry can take to enhance the perceived objectivity of ratings, improve the clarity of ratings, and improve the disclosure and the management of potential conflicts of interest.

Moody's Regulatory Affairs team will continue to fulfill its mandate of working constructively with regulatory authorities and offering forward-thinking solutions to maintain a strong, transparent and independent credit rating industry that reflects and reinforces similar attributes in the global credit markets.

MOODY'S COMPLIANCE ACTIVITIES



MICHAEL KANEF
CHIEF REGULATORY AND COMPLIANCE OFFICER

In 2007, Moody's Compliance Department continued its efforts to protect the integrity, objectivity and transparency of our credit rating process as well as respond to changes in the regulatory environment, including the new rules enacted by the SEC relating to nationally recognized rating agencies. To that end, the Compliance Department reviewed and revised certain existing policies, including Moody's Code of Professional Conduct, and has worked to develop new policies, procedures and systems.

We also developed a web-based compliance training program that provides tailored services on subjects such as our revised Code of Professional Conduct as well as compliance procedures regarding e-mail use and storage. In 2008, the Compliance Department will continue to review Moody's existing policies and procedures to ensure that Moody's remains in compliance with regulatory requirements as they evolve.



Structured Finance

RATINGS and INITIATIVES

Until 2007, there was unprecedented expansion in the structured finance markets. Growth was driven by a number of forces, including globalization of the financial markets, persistent investor demand for sophisticated derivative structures (CDOs, hybrids, synthetics), and the vast growth in securitizations of U.S. subprime mortgages.

In light of this immense growth—in market volume, instrument types, as well as transaction complexity—one of our key missions has been to ensure the market's proper understanding and use of our structured finance ratings, and our ratings methodologies, processes and inputs (see "The Role and Function of Credit Policy"). This mission gained far greater import during 2007, amid the credit crisis prompted by underperformance of securities related to subprime mortgages and the liquidity crisis that followed.

In examining where our ratings and processes proved vulnerable under stress, as well as where our work may have been misunderstood or misapplied, we have identified several key factors that can contribute to more robust and transparent structured products and credit ratings of those products in the future:

BETTER DATA QUALITY

We learned that some of the data provided to us for our quantitative and qualitative assessments of subprime mortgage-backed securities proved to be unreliable, especially for certain types of mortgages. In response—although rating agencies are ill-equipped to detect or prevent fraud in all instances—we have developed more rigorous processes to verify data, flag suspicious information or sources, and clarify the extent and limits of the historical data informing our models.

ASSESSING NON-CREDIT RISK COMPONENTS OF PERFORMANCE

While our ratings reflect the risk of credit losses over the life of a security and not short-term market risk, it is clear that in today's more volatile market the need to better understand risks beyond credit has intensified. We are working with the market to develop supplemental tools for investors that can help to assess risks beyond expected credit loss, including pricing and valuation services for the structured finance market. These tools may help to enhance transparency and strengthen secondary markets for structured products. Moody's is also in conversations with investors, issuers, regulators and others to determine how we can best help increase transparency around rating volatility, price volatility and asset performance volatility.

LEVERAGING A BROADER RANGE OF CREDIT EXPERTISE

As the sophistication and complexity of derivative structures continues to grow, Moody's is deepening the breadth of credit expertise we bring to the analysis of even highly specialized transactions through our rating committees. We are increasingly drawing on the expertise of analysts from different areas across Moody's to bring the fullest range of perspective, knowledge and insight to the analysis of structured products. For example, when we rate securities backed by credit card account balances, analysts from our banking team can provide valuable insight on the credit characteristics of the issuing bank and its credit card portfolio. This is a practice that will be further developed in 2008.

INCORPORATING MACROECONOMIC DATA AND INSIGHT

Structured analysts increasingly incorporate the views of Moody's Economy.com, our econometric and economic analysis business, about key measures of macroeconomic activity that may affect the future credit performance of securities we are rating or monitoring. For example, our monitoring of mortgage-backed securities can now incorporate regional projections of home price appreciation as a leading indicator of residential mortgage loan payments and defaults. Providing this data enables us to be more explicit in our published research and rating communications about the assumptions that underlie our ratings, and to adjust those assumptions as market conditions change.

2008 is a year of transition. We believe that the structured finance market will ultimately resume a growth trajectory, with more traditional and standardized structures reclaiming greater prominence and use. We anticipate that issuers will continue to innovate, developing structures that meet changing investor needs and concerns, and we will continue to revise and enhance our methodologies for rating and monitoring structured finance transactions to support this innovation.





left to right:

NOEL KIRNON
EXECUTIVE VICE PRESIDENT, HEAD OF GLOBAL STRUCTURED FINANCE

CLAIRE ROBINSON
SENIOR MANAGING DIRECTOR, ASSET-BACKED FINANCE

MONITORING STRUCTURED FINANCE RATINGS

The responsibilities of Moody's structured finance monitoring teams have expanded in scale and importance along with growth in the volume and complexity of structured instruments currently in the market. Monitoring structured securities requires analytical skills and transactional expertise similar to those involved in the process of assigning new ratings. However, the monitoring process also incorporates greater use of specialized automated systems to efficiently analyze performance data on thousands of outstanding transactions and identify performance outliers that may merit a rating upgrade or downgrade. Performance trends and outliers are scrutinized and targeted for further analysis, from a review of the structure to assessing qualitative aspects of the transaction (such as details on loan servicers or developments in underlying collateral markets). If a transaction is performing better or worse than expected, it may be considered for a rating upgrade or downgrade. A rating committee will review and discuss the analysis and make a judgment regarding that transaction.

NUMBER OF STRUCTURED FINANCE RATINGS OUTSTANDING
(in thousands)


120
100
80
60
40
20
0
'02
'03
'04
'05
'06
'07
ABS
CDO
Other
CMBS
RMBS

Transparency and *Consistency* of Company and Government RATINGS

The year 2007 marked further progress in the implementation of global initiatives across the ratings groups that analyze the creditworthiness of companies and governmental entities (known as "fundamental" ratings). The goal of these initiatives is to increase ratings transparency and promote ratings consistency. The velocity and scope of change within the credit markets in the latter half of 2007 also hastened development of new analytical tools and processes, in cooperation with market participants and other rating groups at Moody's, to capture the effects on our ratings.

METHODOLOGY DEVELOPMENT AND ENHANCEMENTS

Ratings methodologies are key components of our transparency initiatives for fundamental ratings, as they facilitate discussions with investors and issuers on factors that drive initial ratings and ratings transitions. Our "prescriptive" rating approach is a central methodology that identifies and scores key drivers of ratings by industry within a flexible rating framework that accounts for issuer- and market-specific circumstances. New methodologies implemented in 2007 include the updated Bank Financial Strength Rating, which assesses the intrinsic financial strength of banks across regions, economies and regulatory systems; Joint Default Analysis to account for differences between the inherent risk and observed incidence of bank failures; and an enhanced rating framework for project finance transactions globally.

ANALYTICAL TOOLS AND PROCESS INITIATIVES

We continually adapt our analytic tools to match market developments and enhance the processes that drive fundamental ratings outcomes. One example is the increased interaction among fundamental and structured finance rating groups, Credit Policy specialists, and Moody's economists as structured finance became more deeply embedded in key bank operations. To better assess the effects of changing market conditions in 2007 on the 1,000+ banks Moody's rates worldwide, and with input of analysts from the corresponding structured finance areas, we implemented comprehensive stress tests for mortgage-backed securities, collateralized debt obligations, and commercial real estate to improve our bank loss estimates. We also introduced liquidity stress tests to evaluate whether bank funding sources cover emerging contingent liabilities sufficiently to support existing ratings.

Pronounced growth of leveraged finance in 2007 resulted in a higher number of corporate ratings with greater sensitivity to market changes. To identify points of vulnerability that inform corporate ratings analysis, we supplement regular portfolio reviews and liquidity risk assessments with global financial and credit statistics and tools from Moody's *Financial Metrics* platform, indenture covenant research, and analysis by Moody's accounting specialists.

U.S. municipal or public finance ratings differ from corporate, structured and other ratings in that they provide a finer gradation of risk at the higher end of the rating scale than the traditional "Global Scale" ratings used for other debt instruments. In 2007, we published a methodology to enable comparisons between these two categories of ratings. The methodology "maps" the quantitative relationship between the municipal and global rating scales in terms of expected loss, providing the market with a better tool for understanding the comparison. Moody's uses this data to rate collateralized debt obligations comprising municipal bonds and to analyze the municipal exposures of financial guarantors and managed funds.

Market developments continue to test our ratings and processes. In response to these challenges, we will continue to invest in enhanced analytics and make proactive, multidisciplinary assessments of exposures to maintain a robust rating framework that produces high-quality credit opinions.



"Rating methodologies are a key component of our transparency initiatives—they facilitate discussions with investors and issuers on factors that drive ratings and rating transitions."

[illegible]

Moody's Analytics: *Building* GROWTH through Moody's Capabilities

Moody's Analytics is a leading provider of research, data and analytic tools that support the needs of fixed income and credit professionals worldwide. We offer a compelling value proposition for customers, and thus represent an important business opportunity for the company. The businesses comprised by Moody's Analytics have a well-established track record of growth and generated nearly one-half billion dollars of revenue in 2007.

Moody's Analytics is the vehicle through which the diverse capabilities of Moody's Corporation are made available to our customers. Our offerings include:

- Fixed-income credit research, data and analytical tools produced within the rating agency, Moody's Investors Service.
- Credit risk management solutions developed by Moody's KMV, including quantitative credit metrics, and tools for loan origination work flow, credit policy compliance and active credit portfolio management.
- Pricing and valuation services to facilitate price transparency across all major sectors of the fixed-income markets—especially complex structured securities and derivatives—through Moody's *Credit Values* service.
- Economic research, data, modeling and forecasting services from Moody's Economy.com.
- Specialized software products of Moody's Wall Street Analytics, used by originators and investors in a wide range of structured finance transactions.
- Credit education services such as public seminars, e-learning programs for self-study, and customized curricula produced and delivered by Moody's Training Services.


EXIT
R 00000

We meet the varied needs of our diverse customer base through a variety of distribution channels, offering solutions appropriate to the scale and scope of customers' business problems. Our services begin with simplified products that are useful to a customer's initial involvement in a given market, and extend to more elaborate, customized deliverables for highly sophisticated users. This approach allows us to establish long-term business relationships with customers, by providing entry-level offerings and delivering additional coverage and ancillary services as exposures, activity levels and needs expand. As a result, we build our business as our customers build theirs, enabling us to participate directly in the organic growth of the markets we serve.



"2008 will represent the first full year of integrated and coordinated effort across the diverse product portfolio of Moody's Analytics. Under common leadership and a unified strategy, these businesses will sustain strong revenue growth rates."

[illegible]

[illegible]

A SOLID FOUNDATION FOR GROWTH

The pillars of our growth strategy, and our belief in the future of Moody's Analytics, rest on a solid foundation:

- We have extensive and unique capabilities that are essential to informing and enhancing the investment and risk management activities of our customers.
- Our brand identity is associated with authority, expertise and experience, giving us immediate recognition worldwide and positioning our capabilities as market standard components in risk processes and practices.
- We have unusually deep customer relationships with most of the leading participants in global financial markets, where demand for data, information and analytical services is growing and for which there are few credible suppliers with comparable skills.
- We thrive on a culture of innovation and focus on meeting customer needs to further embed our capabilities in customers' processes, reinforcing our integral role in market practices.

ROBUST DEMAND

The growing complexity of financial markets creates significant analytical challenges for investors and risk managers. Market participants are confronted with a daunting array of asset classes, derivative instruments, and risk/reward opportunities, and they require information to make better decisions and enhance performance. While advances in information technology make data widely available, our customers need technical expertise to guide their use of specific data and analytics. The upheaval in the credit markets that began in mid-2007 is instructive: financial markets have access to more information than ever before, but uncertainty about the interpretation of that data makes investors and lenders unusually risk-averse. Demand for insight has never been higher.

UNIQUE CAPABILITIES THAT DIFFERENTIATE MOODY'S

While financial information vendors are plentiful, Moody's differentiates itself as *an insight and knowledge company*. Over more than 100 years, we have established a reputation for authority in assessing credit risk. We are widely recognized for our expertise in a range of related disciplines, including financial statement analysis, quantitative risk assessments, credit risk management technology and economic analysis. Moody's is perhaps the world's largest organization dedicated solely to the evaluation of credit and financial risk analysis. From individual investors who use Moody's ratings as a key investment criterion to global financial institutions that embed our ratings and analytical technologies in their risk management systems, Moody's expertise is deeply integrated in the operations of the credit markets.

BLUE-CHIP, GLOBAL CUSTOMER BASE

We serve virtually every financial institution of scale in the credit and debt capital markets. Geographically, we are most active in regions where debt finance is well developed. 95% of our business is sourced from our 25 largest markets, but our reach extends to more than 100 countries worldwide. Banks, investment managers, insurance companies and securities dealers are our primary customers. We realize important benefits from the network effects of Moody's established position: because the largest market participants rely on our tools, they drive use of Moody's by other participants.

OUR BUSINESS MODEL

We seek to provide business solutions that are deeply embedded in our customers' work flows and risk management processes. Most of our business is sold on an annual subscription basis and consists predominantly of recurring revenue. We have also enjoyed historically high renewal rates, a reflection of our relevance and deep customer relationships.

Our existing customers represent important sources of new revenue growth, and we invest heavily in account management and customer service to ensure high levels of client retention. Relationship managers operating from more than a dozen financial centers around the world are assigned to every customer to facilitate awareness and distribution of our services across all relevant user groups within an institution. These efforts are buttressed by a team of product and market specialists charged with stimulating usage and reliance on Moody's capabilities within our customer accounts. Given the breadth and increasing technical complexity of our product portfolio, specialized support is highly effective in driving continued revenue growth, especially among our largest customers.

Our pricing model varies across our lines of business, but in all cases fees are scaled to reflect the extent of the product coverage that we provide, the number of customer locations serviced, and the size of the user community within an organization. These pricing metrics facilitate revenue growth as customers expand the scale and scope of their activities while mitigating the impact of customer consolidation through mergers and acquisitions.

Product enhancements and new product development depend on a well-functioning feedback mechanism that connects the evolving needs of customers with the technical capabilities of Moody's Analytics. Because access to our expertise is at the core of our value proposition, our marketing professionals serve as a critical liaison between customers and the analytical specialists in our product and content creation groups.

CREATING AN ECONOMIC OUTLOOK

We rely on four key ingredients to produce an economic outlook: data, models, market insight and experience. First, a myriad of economic, financial and demographic data are collected and scrubbed to account for various measurement issues. Next, models are constructed by applying econometric techniques to determine important historical relationships that can inform an assessment of the future. Market insight, derived from a wide range of sources—including our customers—is then used to supplement the data and models. Finally, we incorporate diverse areas of analytical expertise through weekly reviews of market developments. To produce accurate economic forecasts, it is critical to have experience in understanding the limitations of the data and models used in the process and to adjust the process in response to these limitations. We update our economic outlook continuously, as we evaluate the underlying data and assumptions with each release of new economic statistics.



MARK ZANDI
CHIEF ECONOMIST,
MOODY'S ECONOMY.COM

2008 will represent the first full year of integrated and coordinated effort across the diverse product portfolio of Moody's Analytics. Through year-end 2007, operating as independent companies, our component businesses have delivered strong revenue growth rates. Moody's revenue from sources other than rating fees rose to more than 20% in 2007 from 14% in 2000. Over this period, revenue from the businesses that Moody's Analytics comprises increased at an average rate of 21% annually (including acquisitions).

As Moody's Analytics brings these capabilities together under common leadership and delivers products to the market with a unified strategy, we believe that we can sustain strong revenue growth rates. We are pursuing important opportunities to seamlessly integrate our capabilities in order to provide comprehensive analytical solutions to our customers. In parallel, we continue to work with customers to respond to their emerging needs, leveraging Moody's Analytics' enhanced scale and scope to deliver new capabilities in an accelerated timeframe.

In 2008, we will focus on immediate growth opportunities through a series of near-term initiatives that include:

- Leveraging our fully integrated global sales organization to achieve further placement of the complete range of our product offerings across the breadth of the customer base.
- Extending placement of *RiskFrontier*™, the credit portfolio management platform of Moody's KMV.
- Delivering new tools and analytics that respond to challenges in the global structured finance markets, including enhanced capabilities in assessing credit risk, facilitating investors' valuation efforts, and providing tools to identify investment opportunities in the securitization markets through our *Credit Values* products.
- Offering further insight into historical drivers of Moody's credit rating dynamics with the release of the new *Credit Transition Model.*
- Providing customized credit analytics through professional services engagements that respond to specific analytical requirements of major financial institutions.

Moody's Analytics is positioned to be a leader in meeting the needs of credit professionals in the fast-growing and ever-evolving financial markets. We expect solid business growth as we provide an integrated platform of technologies, capabilities and customer relationships for Moody's Corporation.

"From individual investors who use Moody's ratings as a key investment criterion to global financial institutions that embed our ratings and analytical technologies in their risk management systems, Moody's expertise is deeply integrated in the operations of the credit markets."

MOODY'S ANALYTICS REVENUE
2000–2007 (pro forma)*
(dollars in millions)



500
400
300
200
100
0
'00
'01
'02
'03
'04
'05
'06
'07

**Includes revenue of Moody's research business and pre- and post-acquisition-related revenue of Moody's KMV and Moody's Economy.com*

The *Dynamics* of ASIA-PACIFIC Markets

Moody's revenue from emerging markets has grown significantly in recent years, but there is still considerable room for growth as domestic capital markets develop and mature, and leading companies in those markets seek cross-border issuance and investment opportunities. While emerging markets comprise 25% of the world's gross domestic product, they currently provide less than 10% of Moody's revenue. In closing this gap, Moody's expects to generate approximately $100 million of incremental revenue from emerging markets in the five years spanning 2006 to 2010, with Asia expected to contribute roughly 40% of this total.

Moody's expansion in the Asia-Pacific region has been accomplished primarily through joint ventures and acquisitions of local rating agencies, such as our joint venture with China Cheng Xin International Credit Rating Co. Ltd. (CCXI) in Beijing and our affiliation with ICRA in Mumbai, India. We also have an important presence in the Korean market through our joint venture with Korea Investors Service.

The dynamics of Asia-Pacific markets are diverse. The discrete domestic capital markets are at different stages of development, vary in structure and complexity, and face disparate legal, political and regulatory challenges. Therefore it is crucial for Moody's to have a local presence in each market. Operating locally not only allows Moody's to rate domestic debt issuance, it also creates the scale necessary to serve cross-border markets.

The most mature markets—Australia, Japan and Korea—are also the largest, and should continue to grow, albeit at slower rates.

The emerging markets of India and China present medium-term growth prospects for Moody's. India's robust economic expansion presents opportunities for infrastructure financing and consumer finance securitization; and although the domestic bond market is small relative to GDP and to other developing markets, there is tremendous opportunity for bank disintermediation. China's domestic capital markets are developing more quickly and broadly, with growth possibilities in all sectors—most notably in corporate bonds. There is also strong potential for both cross-border and domestic structured securities.

Major Southeast Asian markets such as Malaysia, Thailand and Indonesia represent longer-term opportunities that Moody's is pursuing through local expansion efforts.


"There is considerable room for growth in the Asia-Pacific region, as domestic capital markets develop and mature and leading companies seek cross-border issuance and investment opportunities."
JENNIFER
GROUP MANAGING DIRECTOR,
ASIA PACIFIC

ASIA NOMINAL GDP
(U.S. dollars in trillions)


14
12
10
8
6
4
2
0
'97
'99
'01
'03
'05
'07
Australia
China
India
Japan
Korea
Taiwan
Other

Emerging Markets of EUROPE and the MIDDLE EAST



"The emerging markets represent one of the more important engines of medium- and long-term growth for Moody's, with the greatest immediate opportunities centered in the Middle East and Russia."

FREDERIC DREVON
SENIOR MANAGING DIRECTOR,
EUROPE, MIDDLE EAST, AFRICA

REVENUE FROM EMERGING MARKETS
(dollars in millions)



140
120
100
80
60
40
20
0
'03
'04
'05
'06
'07

The emerging markets represent one of the more important engines of medium- and long-term growth for Moody's. Advances in opening and developing the key emerging markets are driven by domestic reforms, global regulatory processes and capital formation demands in high-growth economies.

Near-term emerging market growth in Europe, the Middle East and Africa (EMEA) will largely occur in the Middle East and Russia. Moody's first established operations in the Middle East through affiliations in Egypt and Israel, and further expanded our reach with the 2007 opening of Moody's Middle East Ltd. in Dubai and incremental investments in Israel's Midroog Limited.

Strong growth trends can be seen across a wide spectrum of sectors, including project and corporate finance, banking, insurance and structured finance. Robust corporate issuance is expected from the Gulf Cooperation Council (GCC) countries in coming years—issuance has already doubled since 2003, with capital expenditure projects in the region likely to exceed $1 trillion over the next decade. Most of this issuance is resulting from greater investment requirements, mergers and acquisitions activity, and demand for Islamic (Sukuk) bonds driven by increasing investor acceptance outside Islamic markets and greater standardization.

Russia is another area likely to continue experiencing considerable growth, and Moody's is well positioned to capture this growth through our presence in Moscow.

Large demand for ratings is expected to continue, driven by a strong interest in Eurobonds and IPOs. The number of bank ratings in this region has increased significantly as financial institutions see the benefits of receiving a credit assessment on counterparty risk. Despite the recent slowdown in securitization activity due to credit market challenges, it is viewed as an efficient and viable financing tool that will attract new market participants as transaction volumes grow. Russia has become the most active emerging market player in securitizations within the EMEA region, with its growing volumes of consumer and mortgage-backed loans.

While it is expected that Russia and the GCC countries will remain the major engines of emerging market growth, there are many longer-term opportunities such as the dynamic South African market. Our 2007 acquisition of CA-Ratings will provide a platform for future opportunities in sub-Saharan Africa.

THE AMERICAS

PERU, PANAMA, EL SALVADOR
Affiliation with Equilibrium (2007)

COLOMBIA
Affiliation with BRC (2008)

MEXICO
Moody's Mexico (2000)

BRAZIL
Moody's Brazil (1997)

EUROPE

CZECH REPUBLIC, BULGARIA
Acquisition of CRA (2006)

RUSSIA
Moody's Eastern Europe (2006); affiliation with Interfax (2001)



AFRICA

SOUTH AFRICA
Acquisition of CA-Ratings (2007)

MIDDLE EAST

ISRAEL
Midroog Limited (2003); 51% ownership (2007)

DUBAI
Moody's Middle East (2007)

ASIA-PACIFIC

CHINA
Joint venture with CCXI (2006)

INDIA
Moody's India (2006); IPO of ICRA (2007)

INDONESIA
Acquisition of PT Kasnic (2007)

KOREA
Joint venture with Korea Investors Service (1998)

GROWTH OF SUKUK ISSUANCE

Sukuk can be described as Islamic-compliant bonds. Issuance of Sukuk began in Malaysia in 1990 and its growth has been impressive; after 15 years, Islamic borrowing represented 75% of all Malaysian corporate borrowing. Tremendous growth of Sukuk issuance has also occurred over the last five years within the Gulf countries, where Sukuk corporate issuance grew 30% in 2007. Moody's believes there is enormous future potential in this market, considering the assets under management and growing acceptance by Islamic mutual funds, financial institutions and conventional banks. Our offices in Dubai and Asia position Moody's to benefit from this trend.

MIDDLE EAST CORPORATE ISSUANCE


25,000
20,000
15,000
10,000
5,000
0
Number of Issues
100%
38%
62%
51%
49%
'05
'06
'07
Conventional
Sukuk



STABILITY OF THE JAPANESE MARKET

Japan was one of the few countries to avoid major disruption of its credit markets in 2007 — for the year, new issuance of Japanese domestic bonds (including Samurai Bonds) grew more than 22%.

Japan represents approximately 10% of global gross domestic product, and continued growth in both domestic and cross-border bond issuance is expected. Moody's Japan has executed a domestic strategy to harness this opportunity. Sustained growth in Japan will come from new ratings mandates for corporations and financial institutions, successful business development efforts, continued growth of the commercial mortgage-backed securities ratings business, and increased sales of Moody's Analytics products and services.

Driving Financial Institutions RATINGS

In 2007 the Financial Institutions group continued to build upon a trend of solid growth, with revenue increasing 16% per year since 2000. Growth in financial institutions ratings revenue has been driven in large part by issuance growth from rapid expansion of international bank ratings mandates between 2000 and 2007, particularly in Europe.

Prospects for continued strong growth in bank ratings are good, especially as banks began to move financings back on balance sheets in 2007, and as investors begin to differentiate more carefully among financial institutions under challenging credit market conditions.

GROWTH IN RATED BANKS AND COUNTRIES COVERED

Moody's bank ratings are recognized as an accurate and transparent gauge of intrinsic financial strength and systemic support, and are thus becoming a useful differentiator for banks across a range of business activities, in addition to the traditional credit assessment of bond issuance.

Bank ratings are proving to be a useful tool for assessing the credit risks of business partners in credit card, exchange, leasing and factoring transactions, among others. More banks are now seeking ratings to support their interbank activities—including loan execution and counterparty evaluations—as well as for market positioning and internal governance purposes. Recent rating activity involves many smaller banks that do not yet issue debt, and that may not previously have sought ratings. Moreover, as these "lower tier" banks seek global recognition, a significant portion of them may eventually issue debt, contributing further to ratings growth.

The global bank rating universe continued to expand in 2007, with growth in overall issuance from a higher number of banks rated and also more countries covered. New mandates are particularly strong in the emerging markets of developing Europe and in Russia, and this activity is expected to continue throughout 2008. Growth in Islamic finance will also contribute to revenue generation, particularly as we move into 2009 and beyond. We believe these trends indicate strong prospects for growth of global financial institutions ratings.



> "Moody's ratings are becoming a useful differentiator for banks across a range of business activities, in addition to the traditional credit assessment of bond issuance."
>
> DETLEF SCHOLZ
> SENIOR MANAGING DIRECTOR, FINANCIAL INSTITUTIONS

GROWTH IN GLOBAL BANKING ISSUANCE AND COUNTRIES COVERED (2000–2007)



18
16
14
12
10
8
6
4
2
0
120
100
80
60
40
20
0
Issuance Volume ($ millions)
Number of Countries Covered
'00 '01 '02 '03 '04 '05 '06 '07
Issuance
Countries Covered

REGULATORY CHANGE IN EUROPE SUPPORTS GROWTH IN INSURANCE RATINGS

Recent years have seen growth in the demand for ratings among European insurers. Historically, European insurance companies made modest use of debt, in part due to limited regulatory credit for such capital. Under a new regulation, Solvency II, insurers are likely to have the same "three-tiered" capital structure as banks, with greater capacity to issue hybrid debt to help satisfy regulatory capital requirements. Insurers are expanding issuance of regulatory capital instruments to bolster regulatory solvency before this regulation takes effect in 2012.

Solvency II will provide incentive for insurers to employ more sophisticated modeling approaches to risk and capital management. Deployment of these refined capital models has also spurred issuance, as insurers seek to optimize capital structures. These prospective regulatory changes and the growing use of ratings by insurers to communicate financial strength to customers indicate solid growth potential for this sector.


rmoil's Var
in the region with
Pemex (Baa1/STA
Vulnerability to Co
54%
75
Argentina

Ratings-related

GROWTH INITIATIVES

In 2007 Moody's established a New Products group to consolidate various product development efforts across the corporation. The group's objective is to create value-added ratings-related products that capitalize on our traditional strengths, focusing on areas that are natural extensions of Moody's opinions-based businesses.

New products developed by the group fall into two general categories: 1) ratings products that offer independent opinions on risks other than credit risk, and 2) ratings-related products that provide data, software and analytic engines designed to improve market transparency and enhance the Moody's ratings process.

NEW RATINGS PRODUCTS

In late 2006, Moody's issued its first *Hedge Fund Operations Quality* (OQ) rating. By the end of 2007, Moody's had assigned OQ ratings to 17 hedge funds, including several large and well-known funds, with a pipeline of others to follow. Since an assessment of operations quality is an input to hedge fund debt ratings, more recent rating requests have often combined concurrent ratings of a fund's operations and credit quality. We expect this trend to continue, with Moody's OQ ratings coverage doubling in 2008 and more funds also requesting credit ratings. In addition, as OQ ratings gain market acceptance with institutional investors, they may spur opportunities to extend the product to other investment vehicles.

Moody's will introduce *Vendor Information Risk* (VIR) ratings in early 2008 to assist financial institutions in managing risks associated with their vendors. VIR ratings are forward-looking opinions of data security and privacy risk. The comprehensive rating methodology was co-developed with an advisory council comprising some of the largest financial institutions, and we estimate that the potential market consists of well over 1,000 service providers. We already have a number of VIR rating engagements and are in active discussions for more.

"The New Products group consolidates product development efforts to capitalize on our traditional strengths, focusing on areas that are natural extensions of Moody's opinion-based business."

GUS HARRIS
SENIOR MANAGING DIRECTOR
NEW PRODUCTS



RATINGS-RELATED PRODUCTS AND TOOLS

A key component of our new product development strategy is to help build and embed data and analytic models in the surveillance and ratings processes of our analytic groups. Combining the resources of Moody's Wall Street Analytics with other teams in the New Products group—including a robust, time-tested outsourcing infrastructure and growing research team—has greatly increased our development flexibility. Our vision is to create a platform containing complete data, analytics and rating models that support ratings accuracy for Moody's while satisfying market demand for analytics and data tools. We believe that the strategy of building ratings-based models to aid our analysts and enhance market transparency plays to our strengths and offers attractive growth opportunities for Moody's. Our investments have helped us enter large markets where there is a need for greater information and where our brand and expertise offer natural advantages, and we will continue to seek new opportunities consistent with this strategy.

"A key component of our strategy is to help build and embed data and analytic models, including some Moody's Wall Street Analytics tools, in the surveillance and ratings processes of our analytic groups."

FROM ANALYTICS TO CREDIT VALUES

In response to market demand for independent assessment of the intrinsic value of structured finance securities, Moody's Wall Street Analytics and other Moody's resources, primarily our research team, co-developed the structured finance *Discounted Cashflow Valuations* (DCV) service in 2007. DCV provides market participants with a seamless enhanced pricing information platform without the burden or cost of supporting the related data and technology infrastructure.

Building on the success of DCV, Moody's expanded its valuation capabilities to more traditional corporate and municipal fixed-income securities through the January 2008 acquisitions of Mergent's corporate and municipal bond services and the BQuotes global line of pricing tools. The joint service offering, called Moody's *Credit Values*, provides greater price transparency through evaluated pricing, price discovery tools and observed pricing services. We expect that some of this pricing information could also be used in the ratings process to assist our analysts in producing more informed credit opinions.

The combined coverage, sales reach and expertise of Moody's Wall Street Analytics, BQuotes and Mergent position Moody's to provide a complete range of valuation services across all major sectors of the fixed-income markets.

DEAL-LEVEL STATISTICS AVAILABLE ON STRUCTURED FINANCE SECURITIES*
(in thousands)



Deal Count
16
15
14
13
12
11
10
9
'04
'05
'06
'07

**Includes active and inactive deals*

Since early this decade, Moody's has been building data tools such as deal-level statistics for structured finance transactions. Housed in a central database, these tools support additional analytics for internal and external use. Moody's *Discounted Cashflow Valuations* is an example of a service that incorporates this data to provide valuable tools and powerful analytics to our customers.

MOODY'S CORPORATION SENIOR OFFICERS


Raymond W. McDaniel, Jr.


Linda S. Huber


John J. Goggins


Andrew Kriegler


Joseph (Jay) McCabe


Perry Rotella

MOODY'S INVESTORS SERVICE SENIOR MANAGEMENT


Brian Clarkson


Andrew E. Kimball


Noel E. Kirnon


Michel Madelain

MOODY'S ANALYTICS SENIOR MANAGEMENT


Mark E. Almeida


Geoff Fite


Paul Getman


Ari Lehavi


Margaret Rienecker


Dan Russell


Stephen Tulenko

FINANCIAL STATEMENTS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Moody's Corporation consolidated financial statements and notes thereto included elsewhere in this Annual Report.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains Forward-Looking Statements. See "Forward-Looking Statements" commencing on page 60 and "Risk Factors" commencing on page 61 for a discussion of uncertainties, risks and other factors associated with these statements.

THE COMPANY

Except where otherwise indicated, the terms "Moody's" and the "Company" refer to Moody's Corporation and its subsidiaries. Moody's is a provider of (i) credit ratings and related research, data and analytical tools, (ii) quantitative credit risk measures, risk scoring software, and credit portfolio management solutions and (iii) beginning in January 2008, fixed income pricing data and valuation models. In 2007 and prior years, Moody's operated in two reportable segments: Moody's Investors Service ("MIS") and Moody's KMV ("MKMV"). Beginning in January 2008, Moody's segments were changed to reflect the business reorganization announced in August 2007. As a result of the reorganization, the rating agency remains in the Moody's Investors Service operating company and several ratings business lines have been realigned. All of Moody's other commercial activities, including MKMV and sales of MIS research, are now combined under a new operating company known as Moody's Analytics.

Moody's Investors Service publishes rating opinions on a broad range of credit obligors and credit obligations issued in domestic and international markets, including various corporate and governmental obligations, structured finance securities and commercial paper programs. It also publishes investor-oriented credit information, research and economic commentary, including in-depth research on major debt issuers, industry studies, special comments and credit opinion handbooks.

The MKMV business develops and distributes quantitative credit risk assessment products and services including credit processing software and analytical tools for credit portfolio management.

Prior to September 30, 2000, the Company operated as part of The Dun & Bradstreet Corporation ("Old D&B"). On September 8, 2000, the Board of Directors of Old D&B approved a plan to separate into two publicly traded companies—the Company and The New D&B Corporation ("New D&B"). On September 30, 2000 ("the Distribution Date"), Old D&B distributed to its shareholders all of the outstanding shares of New D&B common stock (the "2000 Distribution"). New D&B comprised the business of Old D&B's Dun & Bradstreet operating company (the "D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services (the "Moody's Business") and was renamed "Moody's Corporation".

New D&B is the accounting successor to Old D&B, which was incorporated under the laws of the State of Delaware on April 8, 1998. Old D&B began operating as an independent publicly owned corporation on July 1, 1998 as a result of its June 30, 1998 spin-off (the "1998 Distribution") from the corporation now known as "R.H. Donnelley Corporation" and previously known as "The Dun & Bradstreet Corporation" ("Donnelley"). Old D&B became the accounting successor to Donnelley at the time of the 1998 Distribution.

Prior to the 1998 Distribution, Donnelley was the parent holding company for subsidiaries then engaged in the businesses currently conducted by New D&B, Moody's and Donnelley. Prior to November 1, 1996, it also was the parent holding company of subsidiaries conducting business under the names Cognizant Corporation ("Cognizant") and ACNielsen Corporation ("ACNielsen"). On that date Donnelley effected a spin-off of the capital stock of Cognizant and ACNielsen to its stockholders (the "1996 Distribution"). Cognizant subsequently changed its name to Nielsen Media

Research, Inc. in connection with its 1998 spin-off of the capital stock of IMS Health Incorporated ("IMS Health").

For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a distribution agreement, tax allocation agreement, employee benefits agreement, shared transaction services agreement, insurance and risk management services agreement, data services agreement and transition services agreement.

Detailed descriptions of the 1996, 1998 and 2000 Distributions are contained in the Company's 2000 annual report on Form 10-K, filed on March 15, 2001.

CRITICAL ACCOUNTING ESTIMATES

Moody's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Moody's to make estimates and judgments that affect reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the dates of the financial statements and revenue and expenses during the reporting periods. These estimates are based on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, Moody's evaluates its estimates, including those related to revenue recognition, accounts receivable allowances, contingencies, goodwill and intangible assets, pension and other post-retirement benefits and stock-based compensation. Actual results may differ from these estimates under different assumptions or conditions. The following accounting estimates are considered critical because they are particularly dependent on management's judgment about matters that are uncertain at the time the accounting estimates are made and changes to those estimates could have a material impact on the Company's consolidated results of operations or financial condition.

REVENUE RECOGNITION

In recognizing revenue related to ratings, Moody's uses judgments to allocate billed revenue between ratings and the future monitoring of ratings in cases where the Company does not charge ongoing monitoring fees for a particular issuer. These judgments are not dependent on the outcome of future uncertainties, but rather relate to allocating revenue across accounting periods. In such cases, the Company defers portions of rating fees that it estimates will be attributed to future monitoring activities and recognizes the deferred revenue ratably over the estimated monitoring periods.

The portion of the revenue to be deferred is based upon a number of factors, including the estimated fair market value of the monitoring services charged for similar securities or issuers. The monitoring period over which the deferred revenue will be recognized is determined based on factors such as the estimated lives of the rated securities. Currently, the estimated monitoring periods range from one to 10 years. At December 31, 2007, 2006 and 2005, deferred revenue included approximately $54 million, $47 million and $36 million, respectively, related to such monitoring fees.

Additionally, in the case of commercial mortgage-backed securities, derivatives, and international residential mortgage-backed and asset-backed securities, issuers can elect to pay the monitoring fees upfront. These fees are deferred and recognized over the future monitoring periods, ranging from nine to 46 years, which are based on the expected lives of the rated securities. At December 31, 2007, 2006 and 2005, deferred revenue related to these securities was approximately $86 million, $72 million and $57 million, respectively.

Moody's estimates revenue for ratings of commercial paper for which, in addition to a fixed annual monitoring fee, issuers are billed quarterly based on amounts outstanding. Revenue is accrued each quarter based on estimated amounts outstanding and is billed when actual data is available. The estimate is determined based on the issuers' most recent reported quarterly data. At December 31, 2007, 2006 and 2005, accounts receivable included approximately $38 million, $34 million and $31 million, respectively, related to accrued commercial paper revenue. Historically, the Company has not had material differences between the estimated revenue and the actual billings.

ACCOUNTS RECEIVABLE ALLOWANCE

Moody's records, as reductions of revenue, provisions for estimated future adjustments to customer billings based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance. Adjustments to and write-offs of accounts receivable are charged against the allowance. Moody's evaluates its accounts receivable by reviewing and assessing historical collection and adjustment experience and the current status of customer accounts. Moody's also considers the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Based on its reviews, Moody's establishes or adjusts allowances as considered appropriate in the circumstance. This process involves a high degree of judgment and estimation and could involve significant dollar amounts. Accordingly, Moody's results of operations can be affected by adjustments to the allowance. Management believes that the allowance for uncollectible accounts is adequate to cover anticipated adjustments and write-offs under current conditions. However, significant changes in any of the above factors, or actual write-offs or adjustments that differ from the estimated amounts, could result in revenue adjustments that are greater or less than Moody's estimates. In each of 2007, 2006 and 2005, the Company adjusted its provision rates and its allowances to reflect its current estimate of the appropriate level of accounts receivable allowance.

CONTINGENCIES

Accounting for contingencies, including those matters described in the "Contingencies" section of this "Management's Discussion and Analysis of Financial Condition and Results of Operations" commencing on page 57, is highly subjective and requires the use of judgments and estimates in assessing their magnitude and likely outcome. In many cases, the outcomes of such matters will be determined by third parties, including governmental or judicial bodies. The provisions made in the consolidated financial statements, as well as the related disclosures, represent management's best estimates of the then current status of such matters and their potential outcome based on a review of the facts and in consultation with outside legal counsel where deemed appropriate. The Company regularly reviews contingencies and as additional information becomes available may, in the future, adjust its associated liabilities. Based on its review of the latest information available, and subject to the contingencies described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contingencies", the ultimate liability of the Company in connection with pending legal and tax proceedings, claims and litigation is not likely to have a material adverse effect on Moody's future reported results and financial position.

For the years ended December 31, 2007, 2006 and 2005, the provision for income taxes reflected credits of $27.3 million, $2.4 million and $8.8 million, respectively, due to changes in the Company's liabilities for legacy income tax exposures that were assumed by Moody's in connection with its separation from Old D&B in October 2000. These tax matters are more fully described under the caption "Legacy Contingencies" within "Management's Discussion and Analysis of Financial Condition and Results of Operations".

GOODWILL AND OTHER INTANGIBLE ASSETS

Moody's evaluates its goodwill for impairment annually or more frequently if impairment indicators arise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". The evaluation of the carrying value of goodwill requires that the Company make important assumptions and judgments about future operating results and cash flows as well as terminal values and discount rates. In estimating future operating results and cash flows, Moody's considers internal budgets and strategic plans, expected long-term growth rates, and the effects of external factors and market conditions. If actual future operating results and cash flows or external conditions differ from the Company's judgments, or if changes in assumed terminal values or discount rates are made, an impairment charge may be necessary to reduce the carrying value of goodwill, which charge could be material to the Company's financial position and results of operations. Amortizable intangible assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

RESTRUCTURING CHARGE

The Company has engaged, and may continue to engage, in restructuring actions, which require management to utilize significant estimates related to expenses for severance and other employee benefit costs, contract termination costs and asset impairments. If the actual amounts differ from these estimates, the amount of the restructuring charge could be impacted. For a full description of Moody's restructuring actions, refer to the "Results of Operations" section below and Note 10 to the consolidated financial statements.

PENSION AND OTHER POST-RETIREMENT BENEFITS

The expenses, assets, liabilities and obligations that Moody's reports for pension and other post-retirement benefits are dependent on many assumptions concerning the outcome of future events and circumstances. These assumptions include the following:

- future compensation increases, based on the Company's long-term actual experience and future outlook
- long-term return on pension plan assets, based on historical portfolio results and the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments)
- future healthcare cost trends, based on historical market data, near-term outlooks and assessments of likely long-term trends
- discount rates, based on current yields on high-grade corporate long-term bonds

The discount rate selected to measure the present value of the Company's benefit obligations as of December 31, 2007 was derived using a cash flow matching method whereby the Company compares the plans' projected payment obligations by year with the corresponding yield on the Citibank pension discount curve. The cash flows are then discounted back to their present value and an overall discount rate is determined.

Moody's major assumptions vary by plan and assumptions used are set forth in Note 11 to the consolidated financial statements. In determining these assumptions, the Company consults with outside actuaries and other advisors as deemed appropriate. While the Company believes that the assumptions used in its calculations are reasonable, differences in actual experience or changes in assumptions could have a significant effect on the expenses, assets and liabilities related to the Company's pension and other post-retirement benefits.

When actual plan experience differs from the assumptions used, actuarial gains or losses arise. To the extent the total outstanding gain or loss exceeds a corridor threshold as defined in SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87"), the excess is subject to amortization in annual expense over the estimated average future working lifetime of active plan participants. For Moody's pension and other post-retirement benefit plans, the total losses as of December 31, 2007 that have not been recognized in annual expense are $19.0 million and in 2008, Moody's expects amortization of actuarial losses to be immaterial.

For Moody's funded pension plan, the differences between the expected long-term rate of return assumption and actual experience could also affect the net periodic pension expense. As permitted under SFAS No. 87, the Company spreads the impact of asset experience over a five-year period for purposes of calculating the market-related value of assets that is used in determining the expected return on assets' component of annual expense and in calculating the total unrecognized gain or loss subject to amortization. As of December 31, 2007, the Company has an unrecognized asset gain of $4.1 million, of which $1.7 million will be recognized in the market-related value of assets that is used to calculate the expected return on assets' component of 2009 expense.

The table below shows the estimated effect that a one percentage-point decrease in each of these assumptions will have on Moody's 2008 operating income (dollars in millions). These effects have been calculated using the Company's current projections of 2008 assets, liabilities, obligations and expenses related to pension and other post-retirement plans, which could change as updated data becomes available.

	Assumption Used for 2008	Estimated Impact on 2008 Operating Income (Decrease)/Increase
Discount Rate*	6.45% / 6.35%	$ (5.8)
Weighted Average Assumed Compensation Growth Rate	4.00%	$ 0.7
Assumed Long-Term Rate of Return on Pension Assets	8.35%	$ (1.2)

* Discount rates of 6.45% and 6.35% are used for pension plans and other post-retirement plans, respectively.

A one percentage-point increase in assumed healthcare cost trend rates will not affect 2008 projected expenses. Based on current projections, the Company estimates that expenses related to pension and post-retirement plans will be approximately $13 million in 2008 compared with $16.2 million in 2007, excluding the costs of curtailment and special termination benefits of $10.8 million in 2007. The expected expense decrease in 2008 reflects the effects of higher discount rates, lower amortization of actuarial losses and reduction in workforce due to restructuring, which are partially offset by lower plan asset gains.

STOCK-BASED COMPENSATION

On January 1, 2006, the Company implemented, under the modified prospective application method, the fair value method of accounting for stock-based compensation under SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). Under this pronouncement, companies are required to record compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Previously, on January 1, 2003, the Company implemented, on a prospective basis, the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions and estimates that the Company believes are reasonable. Some of the assumptions and estimates, such as share price volatility and expected option holding period, are based in part on Moody's experience during the period since becoming a public company, which is limited. The use of different assumptions and estimates in the Black-Scholes option pricing model could produce materially different estimated fair values for option awards and related expense.

An increase in the following assumptions would have had the following estimated effect on operating income in 2007 (dollars in millions):

		Assumption Used	Increase in Assumption	Estimated Impact on Operating Income in 2007 Increase/(Decrease)
Average Expected Dividend Yield	2003–2007 grants	0.41%–0.52%	0.10%	$ 1.2
Average Expected Share Price Volatility	2003–2007 grants	23%–30%	5%	$(4.6)
Expected Option Holding Period	2003–2007 grants	5.0–6.0 years	1.0 year	$(3.9)

INCOME TAXES

The Company is subject to income taxes in the United States and various foreign jurisdictions. The Company's tax assets and liabilities are affected by the amounts charged for service provided and expenses incurred as well as other tax matters such as inter-company transactions. The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

Moody's is subject to tax audits in various jurisdictions that involve legacy and other tax matters. The Company regularly assesses the likely outcomes of such audits in order to determine the appropriateness of its FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48") tax liabilities. On January 1, 2007, upon the implementation of FIN No. 48, the Company implemented the accounting policy to classify interest related to income taxes as a component of interest expense in the Company's consolidated financial statements and to classify associated penalties, if any, as part of other non-operating expenses. Prior to the implementation of FIN No. 48, the Company had classified interest related to income taxes and associated penalties as components of income tax expense. In accordance with FIN No. 48, prior period financial statements have not been reclassified for this change.

FIN No. 48 requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than 50%) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than 50% likely to be realized upon effective settlement with a taxing authority. Upon the initial implementation of FIN No. 48, the Company recorded a reduction of its January 1, 2007 retained earnings of $43.3 million, which is comprised of $32.9 million of tax and accrued interest of $17.3 million ($10.4 million, net of tax). As the determination of FIN No. 48 liabilities and associated interest and penalties requires significant estimates to be made by the Company, there can be no assurance that the

Company will accurately predict the outcomes of these audits, and thus the eventual outcomes could have a material impact on the Company's net income or financial condition.

OTHER ESTIMATES

In addition, there are other accounting estimates within Moody's consolidated financial statements, including recoverability of deferred tax assets, anticipated dividend distributions from non-U.S. subsidiaries and valuation of investments in affiliates. Management believes the current assumptions and other considerations used to estimate amounts reflected in Moody's consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in Moody's consolidated financial statements, the resulting changes could have a material adverse effect on Moody's consolidated results of operations or financial condition.

See Note 2 to the consolidated financial statements for further information on significant accounting policies that impact Moody's.

OPERATING SEGMENTS

Beginning in January 2008, Moody's segments were changed to reflect the implementation of the business reorganization announced in August 2007. As a result of the reorganization, the rating agency remains in the Moody's Investors Service operating company and several ratings business lines have been realigned. All of Moody's other commercial activities, including MKMV and sales of MIS research, are now combined under a new operating company known as Moody's Analytics. See "Reorganization and New Segments" section below.

In 2007 and prior years, Moody's operated in two reportable segments: Moody's Investors Service and MKMV. Moody's Investors Service consisted of (i) four rating groups—structured finance, corporate finance, financial institutions and sovereign risk, and public finance—that generate revenue principally from the assignment of credit ratings to issuers and issues of fixed-income obligations in the debt markets and (ii) research, which primarily generates revenue from the sale of investor-oriented credit information research, data and other analytical tools that are produced principally by the rating groups. For presentation purposes, Europe represents Europe, the Middle East and Africa and public finance represents U.S. public finance. Given the dominance of Moody's Investors Service to Moody's overall results, the Company does not separately measure or report corporate expenses, nor are such expenses allocated between the Company's business segments. Accordingly, all corporate expenses are included in operating income of the Moody's Investors Service segment and none have been allocated to the MKMV segment.

The MKMV business develops and distributes quantitative credit risk assessment products and services, including credit processing software and analytical tools for credit portfolio management.

Certain prior year amounts have been reclassified to conform to the current presentation.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

Total Company Results

Moody's revenue for 2007 totaled $2,259.0 million, an increase of $221.9 million, or 10.9%, from $2,037.1 million for the same period in 2006. The main contributors to this growth were the corporate finance and research lines of business, which increased $85.3 million, or 22.4%, and $69.8 million, or 27.4%, respectively. MKMV revenue contributed 5.4% of the Company's year-over-year growth, driven by the software and risk subscriptions businesses.

Revenue in the United States was $1,361.8 million in 2007, an increase of $84.0 million, or 6.6%, from $1,277.8 million in 2006. Corporate finance and research revenue achieved strong growth of $51.7 million and $33.8 million, respectively, partially offset by a $29.4 million decline in structured finance, resulting from the significant slowdown in the credit securitization markets.

International revenue was $897.2 million in 2007, an increase of $137.9 million, or 18.2%, from $759.3 million in 2006. Revenue from the structured finance, research and corporate finance lines of business contributed approximately $39 million, $36 million and $34 million, respectively, to the increase. Foreign currency translation accounted for approximately $39 million of international revenue growth.

During the fourth quarter of 2007, the Company committed to a restructuring plan (the "Plan") in response to the Company's reorganization and a decline in current and anticipated issuance of rated debt securities in some market sectors, as more fully described in Note 10 to the consolidated financial statements. A restructuring charge of $50.0 million was recorded in 2007, which consisted of $45.9 million of expenses relating to severance and other employee benefit costs, and $4.1 million for contract termination costs.

Moody's operating and selling, general and administrative expenses ("SG&A") of $1,035.1 million in 2007 were $136.4 million, or 15.2%, more than $898.7 million in 2006. Compensation and benefits continue to be Moody's largest expense, accounting for approximately 70% of total operating and SG&A expenses, representing approximately $77 million in growth from prior year. Moody's average global staffing of approximately 3,500 employees during the year ended December 31, 2007 was approximately 13% higher than during 2006. This increase reflects the impact of hiring from late 2006 and the first half of 2007 to support business growth mainly in the U.S., Asian and European ratings businesses offset by a partial completion of the workforce reductions relating to the restructuring actions implemented in the fourth quarter of 2007. The table below shows Moody's global staffing by operating segment and geographic area at December 31, 2007 and 2006.

	December 31, 2007			December 31, 2006		
	United States	International	Total	United States	International	Total
Moody's Investors Service	1,869	1,284	3,153	1,843	1,106	2,949
Moody's KMV	297	122	419	304	97	401
Total	2,166	1,406	3,572	2,147	1,203	3,350

Operating expenses were $584.0 million in 2007, an increase of $44.6 million, or 8.3%, from $539.4 million in 2006. Compensation and benefits expense comprised approximately 77% of the growth, reflecting normal salary increases coupled with higher staffing levels compared to prior year, partially offset by lower incentive compensation. The staffing level increase reflects hiring in the first half of 2007 to support business growth, primarily in the international ratings businesses, where head count increased by approximately 14% over 2006. Non-compensation expenses of $96.8 million increased $10.2 million, primarily from professional service costs associated with technology investments.

Selling, general and administrative expenses were $451.1 million in 2007, an increase of $91.8 million, or 25.5%, from $359.3 million in 2006. Compensation expense of $238.8 million increased $46.5 million, or 24.2%, from 2006 reflecting increased staffing levels in the corporate compliance and technology support functions coupled with the increase in stock-based compensation. Non-compensation expense of $212.3 million was up $45.3 million, or 27.1%, over 2006 due to higher rent and occupancy costs of $39.3 million, or 88.2%, over 2006 primarily related to the Company's relocation to its new corporate headquarters at 7 World Trade Center ("7 WTC") and an increase in professional service costs of $21.6 million relating to technology investment spending and legal matters.

Operating income in 2007 includes a $50.0 million restructuring charge consisting of $45.9 million of expenses relating to severance and other employee benefit costs and $4.1 million for contract termination costs, as further discussed in Note 10 to the consolidated financial statements.

Operating income of $1,131.0 million decreased $128.5 million, or 10.2%, from $1,259.5 million in 2006, which reflects approximately $21 million of foreign currency translation gains. Moody's operating margin for 2007 was 50.1% compared to 61.8% in 2006. The restructuring charge in 2007 decreased the 2007 margin by approximately 220 basis points while the gain on building sale increased the 2006 margin by approximately 790 basis points.

Interest and other non-operating (expense) income, net was $(14.3) million in 2007 compared with $1.0 million in 2006. Interest expense on borrowings was $40.7 million and $15.2 million for the years ended December 31, 2007 and 2006, respectively. The increase was due to borrowings under the Company's credit facilities, the issuance of the $300.0 million Series 2007-1 Notes in September 2007, and issuance under the Company's commercial paper program, which was established in October 2007. Interest expense on FIN No. 48 tax liabilities was $21.5 million in 2007. In 2006, before FIN No. 48 became effective, interest on tax liabilities was reported as part of income tax expense, net of federal tax benefit. There was also a $17.5 million reduction of accrued interest expense and a $14.4 million increase in other non-operating income both for amounts due to New D&B related to the "Amortization Expense Deductions" legacy tax matter more fully described in "Contingencies—Legacy Contingencies", below. Interest income earned on short-term investments and invested cash balances was $19.3 million and $18.2 million for the years ended December 31, 2007 and 2006, respectively. Foreign exchange gains (losses) were immaterial in both 2007 and 2006.

Moody's effective tax rate was 37.2% in 2007 compared to 40.2% in 2006. The 2007 and 2006 effective tax rates included benefits of $27.3 million and $2.4 million, respectively, related to legacy income tax matters; see "Contingencies—Legacy Tax Matters" below for further information. Additionally in 2007, there was a $14.4 million increase in other non-operating income, which was not taxable, related to legacy tax matters. These matters favorably impacted the Company's 2007 and 2006 effective tax rates by approximately 295 basis points and 30 basis points, respectively.

Net income was $701.5 million in 2007, a decrease of $52.4 million, or 7.0%, from $753.9 million in 2006. Basic and diluted earnings per share for 2007 were $2.63 and $2.58, respectively, compared to $2.65 and $2.58, respectively, for 2006. Excluding the restructuring charge in 2007, the gain on building sale in 2006 and legacy tax adjustments in both years, net income increased $21.8 million, or 3.3%, and earnings per share increased $0.25, or 11.1%, to $2.50 per share.

Segment Results

Moody's Investors Service Revenue at Moody's Investors Service in 2007 was $2,104.2 million, up $209.9 million, or 11.1%, from $1,894.3 million in 2006. Ratings revenue accounted for $140.1 million of the increase, with growth largely driven by global corporate finance and financial institutions. Foreign currency translation accounted for approximately $32 million of ratings revenue growth.

Global corporate finance revenue totaled $465.4 million in 2007, an increase of $85.3 million, or 22.4%, from $380.1 million in 2006. Revenue in the U.S. increased $51.7 million, or 21.0%, primarily due to exceptionally strong growth in speculative-grade issuance and bank loans in the first half of 2007, offset by revenue declines in the second half of 2007 compared to the second half of 2006. In the second half of 2007, U.S. investment-grade revenue increased 57.0% compared to a 7.7% increase in the first half of 2007. International revenue of $167.1 million increased $33.6 million, or 25.2%, largely driven by growth in European investment-grade and speculative-grade bond issuance as well as a 71.2% increase in bank loan revenue.

Global financial institutions revenue was $303.1 million, up $36.3 million, or 13.6%, from $266.8 million in 2006. Revenue in the U.S. increased $15.1 million, principally due to strong performance within the banking and insurance sectors driven by debt refinancing and funding for share repurchases. International revenue of $165.3 million grew $21.2 million, or 14.7%, from prior year mainly due to increased corporate bond issuance activity and a significant number of new ratings mandates both within the European banking sector.

Global structured finance revenue was $890.6 million for 2007, an increase of 1.1%, or $10.0 million, from $880.6 million in 2006. Revenue in the U.S. decreased $29.4 million, or 5.0%, in a mixed year where strong growth in the first half, largely from the derivatives and commercial mortgage-backed securities sectors, was offset by significant revenue declines in the second half of 2007 principally in residential and commercial mortgage-backed securities as well as derivatives due to the credit market turmoil which began early in the third quarter of 2007. Outside the U.S., revenue of $328.5 million increased $39.4 million, or 13.6%, reflecting strong growth from derivatives and residential mortgage-backed securities of $19.7 million and $12.3 million, respectively, mostly in the European region. International growth was 40.4% in the first half of 2007 offset by a significant slowdown in the second half of 2007 due to the credit market turmoil. Foreign currency translation positively impacted international revenue growth by approximately $16 million.

Public finance revenue was $120.8 million, an increase of $8.5 million, or 7.6%, from $112.3 million in 2006. Revenue growth was driven by a $4.4 million, or 12.4%, increase in the housing, health care, higher education, and infrastructure sectors as well as a $3.0 million, or 11.3%, increase in the municipal structured products sector.

Global research revenue of $324.3 million was $69.8 million, or 27.4%, higher than the $254.5 million in 2006, as a result of strong sales of core research products and analytic services to new and existing customers. U.S. revenue of $176.0 million increased $33.8 million, or 23.8%, and international revenue increased $36.0 million, or 32.1%, with 77.5% reflecting growth in Europe.

Moody's Investors Service operating and SG&A expenses, including corporate expenses, were $922.1 million, an increase of $133.0 million, or 16.9%, from $789.1 million in 2006. Compensation and benefits expense comprised the largest portion of the 2007 expense growth, accounting for 50.8% of the increase from 2006, reflecting normal salary increases, higher staffing primarily in the international ratings businesses where head count grew approximately 16% from 2006, as well as in the corporate compliance and technology support functions. Stock-based compensation expense also contributed to the year-over-year increase primarily due to the higher Black-Scholes value of the 2007 equity grants compared to prior years. Non-compensation expenses in 2007 included increased rent and occupancy costs of $39.8 million related to the Company's relocation to its new corporate headquarters at 7 WTC and increases in professional service costs of approximately $25 million primarily due to information technology investment spending and legal expenses. Foreign currency translation contributed approximately $17 million to year-to-year growth in reported expenses.

Moody's Investors Service operating income of $1,105.4 million in 2007 was down $137.5 million, or 11.1%, from $1,242.9 million in 2006. Operating income included a $45.6 million restructuring charge in 2007 and a $160.6 million gain on the sale of the former corporate headquarters building in 2006. Excluding the restructuring charge and gain on building sale, operating income increased $68.7 million, or 6.3%, with foreign currency translation contributing approximately $223 million of the growth.

Moody's KMV Revenue at MKMV in 2007 was $154.8 million, up $12.0 million, or 8.4%, from $142.8 million in 2006. Global revenue was driven by growth in annualized risk subscriptions and software license fees of $8.8 million and $3.5 million, respectively. U.S. revenue of $66.8 million increased 6.9% from $62.5 million in 2006. Outside the U.S., revenue increased $7.7 million, or 9.6%, over prior year.

MKMV's operating and SG&A expenses in 2007, including the $4.4 million restructuring charge, were $117.4 million, an increase of $7.8 million, or 7.1%, from $109.6 million in 2006. Compensation and benefits expense increased $9.9 million primarily reflecting normal salary increases coupled with increased staffing as well as an approximate $2 million reduction of certain employee obligations reflected in 2006. MKMV operating income was $25.6 million for 2007, an increase of $9.0 million, or 54.2%, compared with $16.6 million in 2006. Excluding the restructuring charge, MKMV's 2007 operating income increased $13.4 million, or 80.7%, from 2006. Currency translation did not have a significant year-to-year impact on MKMV results.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

Total Company Results

Moody's revenue in 2006 was $2,037.1 million, an increase of $305.5 million, or 17.6%, from $1,731.6 million for the same period of 2005. Moody's achieved strong revenue growth above the rate of the overall corporation in global structured finance, corporate finance and research, and below the corporate rate in financial institutions and MKMV, with a decline in revenue from public finance.

Revenue in the United States was $1,277.8 million in 2006, an increase of $192.4 million, or 17.7%, from $1,085.4 million in 2005. Approximately 80% of the U.S. growth was driven by structured finance and corporate finance, reflecting strong issuance across most structured asset classes as well as corporate bonds and bank loans. Research, financial institutions and MKMV contributed to year-over-year growth as well.

Moody's international revenue was $759.3 million in 2006, an increase of $113.1 million, or 17.5%, from $646.2 million in 2005. International ratings revenue grew approximately $96 million versus the prior year, with about 80% of the growth in Europe where credit derivatives, corporate finance, commercial mortgage-backed and residential mortgage-backed sectors were primary drivers of growth. European research and MKMV contributed to growth as well. Foreign currency translation positively impacted international revenue growth by approximately $1 million.

Moody's operating and SG&A expenses of $898.7 million in 2006 were $141.9 million, or 18.8%, more than $756.8 million in 2005. Compensation and benefits continue to be Moody's largest expense, accounting for approximately $103 million in growth from prior year. Moody's average global staffing of more than 3,100 employees during the year ended December 31, 2006 was approximately 15% higher than during the same prior year period. This increase includes hiring to support business growth mainly in the U.S. and European ratings businesses. The table below shows Moody's staffing at year-end 2006 compared with year-end 2005.

	December 31, 2006			December 31, 2005		
	United States	International	Total	United States	International	Total
Moody's Investors Service	1,843	1,106	2,949	1,600	919	2,519
Moody's KMV	304	97	401	303	74	377
Total	2,147	1,203	3,350	1,903	993	2,896

Operating expenses were $539.4 million in 2006, an increase of $86.5 million, or 19.1%, from $452.9 million in 2005. The largest contributor to this increase was growth in compensation and benefits expense of approximately $76 million, reflecting compensation increases, increased staffing and higher stock-based compensation expense. Moody's global staffing reflected hiring primarily in the U.S. and European ratings businesses to support business growth. Stock-based compensation expense increased $16.3 million year-over-year due, in part, to the final year of phasing in of expense over the current four-year equity plan vesting period and the effects of a higher share price on the value of the 2006 equity grants versus 2005, offset by additional expense recorded in the first quarter of 2005 related to the accelerated expensing of equity grants for employees at or near retirement eligibility. Expenses for 2005 included $3.2 million for the settlement of certain pension obligations.

Selling, general and administrative expenses were $359.3 million in 2006, an increase of $55.4 million, or 18.2%, from $303.9 million in 2005. Year-over-year expense increases included growth in compensation and benefits of $27 million, reflecting compensation increases, increased staffing in technology support and finance functions and $6.0 million related to stock-based compensation as discussed above. Additional 2006 expenses included increased rent and occupancy costs of approximately $12 million to support business expansion and costs associated with Moody's new corporate headquarters. Expenses for 2005 included a charge of $9.4 million for the settlement of sales tax matters related to Moody's operations in Japan from 2000 through June 30, 2005, which was a result of a tax audit by Japanese taxing authorities that was completed in the second quarter of 2005.

Operating income of $1,259.5 million in 2006, which included a $160.6 million gain on the sale of Moody's corporate headquarters building in the fourth quarter of 2006, rose $319.9 million, or 34.0%, from $939.6 million in 2005. Excluding the gain on sale, operating income increased 17.0%. The effects of foreign currency translation reduced year-over-year growth in operating income by approximately $3 million. Moody's operating margin for 2006 was 61.8% compared to 54.3% in 2005. The gain on the sale of the building increased the 2006 margin by approximately 790 basis points.

Moody's reported $1.0 million of interest and other non-operating income (expense), net in 2006 compared with $(4.9) million in 2005. Interest expense was $15.2 million in 2006 and $21.0 million in 2005. The amounts included $14.9 million and $20.9 million of interest expense on Moody's $300 million of notes payable for 2006 and 2005, respectively. Interest income was $18.2 million in 2006 compared to $26.0 million in 2005. The decrease was attributed to the liquidation of investment portfolios to finance share repurchases. Foreign exchange losses were immaterial in 2006 compared to $8.2 million in 2005. The year-over-year change was primarily due to the British pound and euro appreciating to the U.S. dollar.

Moody's effective tax rate was 40.2% in 2006 compared to 40.0% in 2005. The 2006 and 2005 effective tax rates were reduced by benefits of $2.4 million and $8.8 million, respectively, related to legacy income tax matters; see "Contingencies—Legacy Tax Matters" below for further information. Additionally, Moody's recognized a tax benefit of approximately $3 million related to additional foreign tax credits in the fourth quarter of 2006 and a tax benefit of $3.6 million in 2005 related to the repatriation of foreign earnings under the American Jobs Creation Act of 2004. The 2006 rate was also favorably impacted by approximately 30 basis points due to the settlement of state tax audits.

Net income was $753.9 million in 2006, an increase of $193.1 million, or 34.4%, from $560.8 million in 2005. Basic and diluted earnings per share for 2006 were $2.65 and $2.58, respectively, compared to basic and diluted earnings per share of $1.88 and $1.84, respectively, for 2005. Excluding the gain on sale, 2006 net income was $659.8 million, an increase of

$99.0 million or 17.7%. Additionally, the gain contributed $0.33 and $0.32 relating to full-year basic and diluted earnings per share, respectively.

Segment Results

Moody's Investors Service Revenue at Moody's Investors Service in 2006 was $1,894.3 million, up $294.0 million, or 18.4%, from $1,600.3 million in 2005. Ratings revenue accounted for $254.8 million of growth with increased revenue in global structured finance, corporate finance and financial institutions and sovereign risk offsetting a decline in public finance. Double-digit growth in research also contributed to the increase in revenue. Foreign currency translation positively impacted revenue growth by approximately $1 million. Price increases also contributed to year-over-year growth in revenue.

Structured finance revenue was $880.6 million in 2006, an increase of $181.3 million, or 25.9%, from $699.3 million in the same period of 2005. Approximately $111 million of the increase was in the U.S., with the collateralized debt and commercial mortgage-backed sectors contributing about 94% of the U.S. increase. Year-over-year issuance of collateralized loan obligations and cash flow resecuritizations grew, in part, to the increased "repackaging" of securitized assets such as consumer asset-backed and mortgage-backed securities, as well as bank loans in collateralized debt obligations. Strong growth in commercial real estate collateralized debt obligation issuance was a key driver of overall commercial mortgage-backed issuance. International structured finance revenue grew approximately $70 million year-over-year, with Europe contributing about $61 million. Credit derivatives, commercial mortgage-backed and residential mortgage-backed sectors totaled approximately 87% of the European growth. Foreign currency translation for structured finance positively impacted international revenue growth by approximately $3 million.

Corporate finance revenue was $380.1 million in 2006, up $66.3 million, or 21.1%, from $313.8 million in 2005. Revenue in the U.S. increased 20.8% principally due to issuance-related growth in bank loan and corporate bond ratings revenue. Investment-grade bond issuance increased approximately 17% and high-yield bond issuance increased approximately 43%, primarily due to significant mergers and acquisitions, leveraged buyouts and second lien loan activity. International corporate finance revenue increased approximately $24 million, or about 22%, due largely to increased corporate bond issuance and non-issuance related ratings fees in Europe. Price increases also contributed to year-over-year growth in global corporate finance revenue.

Revenue in the financial institutions and sovereign risk group was $266.8 million in 2006, an increase of $12.2 million, or 4.8%, from $254.6 million in 2005. In the U.S., revenue grew approximately $11 million, principally due to strength in the insurance and real estate sectors. Internationally, revenue increased $1.4 million compared to the prior year period.

Public finance revenue was $112.3 million in 2006, a decrease of $5.0 million, or 4.3%, from $117.3 million in 2005. Dollar volume issuance in the municipal bond market declined compared to 2005, primarily due to lower refinancing activity.

Research revenue of $254.5 million in 2006 was $39.2 million, or 18.2%, higher than $215.3 million in 2005. Revenue grew by approximately $29 million in the U.S. and about $11 million internationally, with Europe accounting for approximately 57% of international growth. Research and analytics services accounted for approximately $17 million of global revenue growth primarily from credit research on the corporate finance, financial institutions and the structured finance businesses. Revenue from the licensing of Moody's information to financial customers for internal use and redistribution was approximately $57 million in 2006, an increase of approximately $8 million, or about 17% higher than the prior year.

Moody's Investors Service operating and SG&A expenses, including corporate expenses, were $789.1 million in 2006, an increase of $143.7 million, or 22.3%, from $645.4 million in 2005. The largest contributor to 2006 expenses was growth in compensation and benefits of approximately $110 million reflecting compensation increases, increased staffing primarily in the U.S. and European ratings businesses and higher stock-based compensation expense of $21.4 million. Furthermore, expenses in 2006 included increased rent and occupancy costs of approximately $11 million to support business expansion and costs associated with Moody's new corporate headquarters. Additional increases were due to increased information technology investment spending of approximately $8 million offset by a decrease of approximately $6 million in legal fees. Expenses for 2005 included a charge of $9.4 million for the settlement of sales tax matters related to Moody's operations in Japan from 2000 through June 30, 2005, which was a result of a tax audit by Japanese taxing authorities that was completed in the second quarter of 2005. Additionally, expenses in 2005 included $3.2 million for the settlement of certain pension obligations. Foreign currency translation contributed approximately $4 million to year-to-year growth in reported expenses.

Moody's Investors Service operating income of $1,242.9 million in 2006 was up $306.6 million, or 32.7%, from $936.3 million in 2005, which included a $160.6 million gain on the sale of Moody's corporate headquarters building in the fourth quarter of 2006. Excluding the gain, operating income increased 15.6%. The effects of foreign currency translation reduced year-to-year growth in operating income by approximately $3 million.

Moody's KMV MKMV revenue of $142.8 million in 2006 was $11.5 million, or 8.8%, more than the same period in 2005. MKMV's revenue growth reflected increased demand for credit decision-making software and software-related maintenance services, which grew approximately 10% or $2.7 million compared to 2005. Growth in subscriptions revenue related to credit risk assessment products grew approximately 5% or $4.9 million compared to prior year and risk services revenue increased approximately $4 million, or about 36%, compared to prior year. In 2006, international MKMV revenue accounted for approximately 56% of its global revenue.

MKMV's operating and SG&A expenses were $109.6 million in 2006, a decrease of $1.8 million, or 1.6%, from $111.4 million in 2005. The 2006 expenses include a total of $3.5 million due to training and recruitment, sales and marketing expenses. Additionally, 2006 expenses include a $2.2 million charge recorded in connection with a non-income tax matter. The 2005 expenses included approximately $7 million related to severance costs, the write-off of capitalized software development and a liability for unpaid overtime due to certain employees. MKMV operating income was $16.6 million for 2006 compared with $3.3 million in 2005. Currency translation did not have a significant year-to-year impact on MKMV results.

Reorganization and New Segments Beginning in January 2008, Moody's segments were changed to reflect the implementation of the business reorganization announced in August 2007. As a result of the reorganization, the rating agency remains in the Moody's Investors Service ("MIS") operating company and several ratings business lines have been realigned. All of Moody's other commercial activities, including MKMV, sales of credit research produced by Moody's Investors Service and the production and sales of other products and services, are now combined under a new operating company known as Moody's Analytics ("Analytics").

The aforementioned reorganization will result in the Company operating in two new reportable segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", beginning in January 2008.

The tables below present operating results for the years ended December 31, 2007, 2006 and 2005, as if the new segment structure described above had been in place as of January 1, 2005. Revenue for MIS and expenses for Analytics includes an intersegment royalty charged to Analytics for the rights to use and distribute content, data and products developed by MIS. Additionally, overhead costs and corporate expenses of the Company, all of which were previously included in the former MIS segment, are allocated to each new segment based on a revenue split methodology. Overhead expenses include costs such as rent and occupancy, information technology and support staff such as finance, human resources, information technology and legal. "Eliminations" represents intersegment royalty revenue/expense.

	December 31, 2007			
	Moody's Investors Service	Moody's Analytics	Eliminations	Consolidated
Revenue	$1,835.4	$479.1	$ (55.5)	$2,259.0
Operating expenses	759.4	331.2	(55.5)	1,035.1
Restructuring charge	41.3	8.7	—	50.0
Depreciation and amortization	24.0	18.9	—	42.9
Operating income	$1,010.7	$120.3	$ —	$1,131.0

	December 31, 2006			
	Moody's Investors Service	Moody's Analytics	Corporate items/ Eliminations	Consolidated
Revenue	$ 1,685.6	$397.3	$ (45.8)	$2,037.1
Operating expenses	666.1	278.4	(45.8)	898.7
Depreciation and amortization	17.3	22.2	—	39.5
Gain on sale of building	—	—	(160.6)	(160.6)
Operating income	$ 1,002.2	$ 96.7	$ 160.6	$1,259.5

	December 31, 2005			
	Moody's Investors Service	Moody's Analytics	Eliminations	Consolidated
Revenue	$ 1,425.6	$346.7	$ (40.7)	$1,731.6
Operating expenses	554.4	243.1	(40.7)	756.8
Depreciation and amortization	15.5	19.7	—	35.2
Operating income	$ 855.7	$ 83.9	$ —	$ 939.6

The table below presents revenue by line of business within each new segment and the related intra-segment realignment:

	Year ended December 31, 2005		
	2007	2006	2005
Moody's Investors Service:			
Structured Finance	$ 885.9	$ 883.6	$ 708.7
Corporate Finance	411.5	335.9	277.4
Financial Institutions	261.7	222.1	214.0
Public, Project and Infrastructure Finance	220.8	198.2	184.8
Total third-party revenue	1,779.9	1,639.8	1,384.9
Intersegment royalty	55.5	45.8	40.7
Total MIS	$1,835.4	$1,685.6	$1,425.6
Moody's Analytics:			
Subscription	421.5	347.5	305.0
Consulting	18.1	13.5	8.1
Software	39.5	36.3	33.6
Total Analytics	479.1	397.3	346.7
Eliminations	(55.5)	(45.8)	(40.7)
Total Moody's Corporation	$2,259.0	$2,037.1	$1,731.6

As part of the reorganization there were several realignments within the MIS lines of business. Sovereign and sub-sovereign ratings, which were previously part of financial institutions; infrastructure/utilities ratings, which were previously part of corporate finance; and project finance, which was previously part of structured finance, were combined with the public finance business to form a new line of business called public, project and infrastructure finance. In addition, real estate investment trust ratings were moved from corporate finance to the structured finance business.

Within Moody's Analytics various aspects of the legacy MIS research business and MKMV business were combined to form the subscriptions, software and consulting businesses. The subscriptions business includes credit and economic research, data and analytical models that are sold on a subscription basis; the software business includes license and maintenance fees for credit risk software products, and the consulting business includes professional services and credit training associated with risk modeling, credit scorecard development, and other specialized analytical projects, as well as credit education services that are typically sold on a per-engagement basis.

The following is a discussion of the results of operations of the new segments, excluding the aforementioned inter-segment royalty revenue and related expense, as if they were operating as of January 1, 2005.

YEAR ENDED DECEMBER 31, 2007 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2006

Moody's Investors Service Revenue at Moody's Investors Service in 2007 was $1,779.9 million, up $140.1 million, or 8.5%, from $1,639.8 million in 2006. Global corporate finance, financial institutions and the public, project and infrastructure finance business increased $75.6 million, $39.6 million, and $22.6 million, respectively.

Global corporate finance revenue totaled $411.5 million in 2007, an increase of 22.5%, from $335.9 million in 2006. Revenue in the U.S. increased $45.3 million, or 20.2%, primarily due to increased leveraged loan activities and growth in investment-grade bond issuance. International revenue of $141.5 million increased $30.3 million, or 27.2%, largely driven by growth in European bond issuance.

Global financial institutions revenue was $261.7 million, up $39.6 million, or 17.8%, from $222.1 million in 2006. Revenue in the U.S. increased $18.9 million, or 18.4%, principally due to strong performance within the banking and insurance sectors driven by debt refinancing and funding for share repurchases. International revenue of $139.7 million grew $20.7 million, or 17.4%, from prior year mainly due to increased corporate bond issuance activity and a significant number of new ratings mandates both within the European banking sector.

Global structured finance revenue was $885.9 million for 2007, an increase of $2.3 million from $883.6 million in 2006. Revenue of $569.6 million in the U.S. decreased $35.5 million, or 5.9%, in a mixed year where strong growth in the first half of 2007, largely from the credit derivatives and commercial real estate finance sectors, which include real estate investment trusts, commercial real estate collateralized debt obligations and commercial mortgage-backed securities, was offset in the second half of 2007 by declining revenue in the residential mortgage-backed securities, derivatives and commercial real estate finance sectors as a result of credit market turmoil which reduced ratable issuance volume. Outside the U.S., revenue of $316.3 million increased $37.7 million, or 13.6%, reflecting strong growth from derivatives and residential mortgage-backed securities of $19.8 million and $12.3 million, respectively, mostly in the European region.

Public, project and infrastructure finance revenue was $220.8 million, an increase of $22.6 million, or 11.4%, from $198.2 million in 2006. Revenue from project and infrastructure finance of $76.1 million showed the strongest growth with an increase of $13.5 million, or 21.6%, over 2006, mostly from within the U.S. Revenue of $144.7 million from the public finance sector, including U.S. public finance, sovereign and sub-sovereign, increased $9.1 million, or 6.7%, over prior year driven by growth in combined issuance and new money issuance.

Operating expenses, including allocated corporate expenses and a $41.3 million restructuring charge in 2007, were $800.7 million, an increase of $134.6 million, or 20.2%, from $666.1 million in 2006. Compensation and benefits expense was the largest contributor to the year-over-year growth reflecting increased staffing internationally to support business growth, as well as additional head count in the corporate compliance group. Stock-based compensation expense increased year-over-year primarily due to the higher Black-Scholes value of the 2007 equity grants compared to prior years. Non-compensation expenses in 2007 included an increase in allocated expenses such as increased rent and occupancy costs related to the Company's relocation to its new corporate headquarters at 7 WTC and increases in professional service costs primarily due to information technology investment spending and legal matters.

Moody's Investors Service operating income of $955.2 million in 2007 was flat compared to 2006. Excluding the $41.3 million restructuring charge, 2007 operating income of $996.5 million increased $40.1 million, or 4.2%, from $956.4 million in 2006.

Moody's Analytics Revenue for Moody's Analytics was $479.1 million, an increase of $81.8 million, or 20.6%, from 2006. U.S. revenue of $242.8 million increased $38.1 million, or 18.6%, and international revenue increased $43.7 million, or 22.7%, with 90.3% of the growth from Europe.

Revenue from subscription products of $421.5 million was up $74.0 million, or 21.3%, over $347.5 million in 2006, reflecting continued demand from new and existing customers for credit and economic research, structured finance analytics and other offerings. Software revenue of $39.5 million increased $3.2 million, or 8.8%, from $36.3 million in 2006 primarily from additional license and maintenance fees for credit decisioning and analysis products. Revenue from consulting services grew $4.6 million, or 34.1%, due to increased demand for credit education, risk modeling and scorecard development among customers seeking to implement sophisticated risk management processes and comply with regulatory requirements.

Operating expenses in 2007, including allocated corporate expenses and the $8.7 million restructuring charge, were $284.4 million, an increase of $51.8 million, or 22.3%, from $232.6 million in 2006. The increase is a result of additional compensation due to head count growth of 8% and higher sales commission expense resulting from better than expected revenue growth over 2006. It also reflects an increase in allocated expenses due to increased rent and occupancy costs related to the Company's relocation to its new corporate headquarters at 7 WTC and increases in professional service costs primarily due to information technology investment spending and legal matters.

Moody's Analytics operating income of $175.8 million in 2007 increased $33.3 million, or 23.4%, from $142.5 million in 2006. Operating income included an $8.7 million restructuring charge in 2007. Excluding the restructuring charge, 2007 operating income of $184.5 million increased $42.0 million, or 29.5%, from $142.5 million in 2006.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2005

Moody's Investors Service Revenue at Moody's Investors Service in 2006 was $1,639.8 million, up $254.9 million, or 18.4%, from $1,384.9 million in 2005 with global structured and corporate finance accounting for $233.4 million, or 91.6%, of the growth.

Structured finance revenue was $883.6 million in 2006, an increase of $174.9 million, or 24.7%, from $708.7 million in the same period of 2005. Revenue in the U.S. of $605.0 million increased $111.4 million, or 22.6%, with commercial real estate finance, consisting of real estate investment trusts, commercial real estate collateralized debt obligations and commercial mortgage-backed securities, and credit derivatives contributing $22.2 million and $85.6 million of the increase, respectively. International structured finance revenue grew $63.4 million year-over-year, with Europe contributing about $58 million, where credit derivatives, commercial real estate finance and residential mortgage-backed sectors totaled 91.7% of the European growth.

Corporate finance revenue was $335.9 million in 2006, up $58.5 million, or 21.1%, from $277.4 million in 2005. Revenue in the U.S. increased 22.3% principally due to issuance-related growth in bank loan and corporate bond ratings revenue. International revenue of $111.2 million increased $17.5 million, or 18.7%, due largely to increased corporate bond issuance and non-issuance related ratings fees in Europe.

Financial institutions revenue was $222.1 million in 2006, an increase of $8.1 million or 3.8% from $214.0 million in 2005. In the U.S., revenue of $103.0 million grew $8.2 million, or 8.6%, principally due to strength in the insurance sector. Internationally, revenue was relatively flat compared to 2006 with decreases in Europe being offset by increases in Asia and other international locations.

Public, project and infrastructure finance revenue was $198.2 million in 2006, an increase of $13.4 million, or 7.3%, from $184.8 million in 2005, reflecting good growth in the project and infrastructure sectors internationally.

Operating expenses, including allocated corporate expenses, were $666.1 million in 2006, an increase of $111.7 million, or 20.1%, from $554.4 million in 2005. The increase is due to incentive compensation reflecting improved financial results over prior year, additional salaries and benefits expense relating to higher global staffing to support the business growth. Non-compensation expense increased over 2006 reflecting additional travel, training and recruiting, as well as an increase in professional service fees associated with technology investment spending.

Moody's Investors Service operating income of $956.4 million in 2006 was up $141.4 million, or 17.3%, from $815.0 million in 2005 mostly driven by the growth in revenue.

Moody's Analytics Revenue for Moody's Analytics was $397.3 million, an increase of $50.6 million, or 14.6%, from $346.7 million in 2005. U.S. revenue of $204.7 million increased $33.1 million, or 19.3%, and international revenue increased $17.6 million, or 10.1%, with 63.1% reflecting growth in Europe.

Revenue from subscription products of $347.5 million was up $42.5 million, or 13.9%, over $305.0 million in 2005, benefiting from higher sales of core research and data services coupled with new customer growth and lower attrition. Software revenue of $36.3 million increased $2.7 million, or 8.0%, from $33.6 million in 2005 reflecting greater demand for risk products and credit decision-making software and related maintenance services. Revenue from consulting services was $13.5 million, an increase of $5.4 million, or 66.7%, from $8.1 million in 2005 reflecting an increase in the risk management needs of customers and the completion of contractual milestones.

Operating and SG&A expenses, including allocated corporate expenses, were $232.6 million in 2006, an increase of $30.2 million, or 14.9%, from $202.4 million in 2005, primarily due to increased compensation and benefits relating to sales commissions from higher revenue coupled with additional staffing over 2005. The increase also reflects additional training and recruitment, sales and marketing expenses to support business growth, as well as a $2.2 million charge in 2006 relating to a non-income tax related matter.

MARKET RISK

Moody's maintains operations in 27 countries outside the United States. Approximately 33% of the Company's revenue was billed in currencies other than the U.S. dollar in 2007, principally the British pound and the euro. Approximately 42% of the Company's expenses were incurred in currencies other than the U.S. dollar in 2007, principally the British pound and the euro. As such, the Company is exposed to market risk from changes in foreign exchange rates.

As of December 31, 2007, approximately 35% of Moody's assets were located outside the U.S. Of Moody's aggregate cash and cash equivalents of $426.3 million at December 31, 2007, approximately $348 million was located outside the United States (with $104 million and $88 million in Luxembourg and the U.K., respectively), making the Company susceptible to fluctuations in foreign exchange rates. Additionally, all of Moody's aggregate short-term investments of $14.7 million were located outside the United States. The effects of changes in the value of foreign currencies relative to the U.S. dollar on assets and liabilities of non-U.S. operations with non-U.S. functional currencies are charged or credited to the cumulative translation adjustment account in shareholders' equity.

Moody's cash equivalents consist of investments in high quality investment-grade securities within and outside the United States. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high-grade commercial paper. Short-term investments primarily consist of high quality investment-grade corporate bonds in Korea. The Company manages its credit risk exposure on cash equivalents and short-term investments by limiting the amount it can invest with any single issuer.

A portion of the Company's future billings and related revenue is exposed to market risk associated with changes in foreign currency exchange rates primarily related to the euro and British pound. Under the Company's current foreign exchange hedging program, the Company hedges a portion of foreign exchange currency risk for the purpose of reducing volatility in the Company's cash flows related to future euro and British pound billings and related revenue. Foreign exchange options are currently utilized to hedge these exposures and have maturities between one and 15 months. As of December 2007, all contracts were set to expire at various times through March 2009 and were deemed to be highly effective under SFAS No. 133 and related accounting pronouncements. No credit losses are anticipated as the counterparties to these agreements are major financial institutions. As of December 31, 2007, the fair value of the Company's outstanding options was recorded as an asset of $2.3 million consisting of the following notional amounts:

Currency Pair of Option*	Notional amount*
GBP/USD	£ 7.9 million
EUR/USD	€ 16.7 million
EUR/GBP	€ 61.5 million

* GBP(£)=Great Britain pounds; EUR(€)=euros; USD($)=U.S. dollars

Unrealized gains or losses will be recorded in other comprehensive income and, once realized, the gains or losses will be recognized as an adjustment to revenue when the billings are recognized in revenue.

A sensitivity analysis has been prepared to estimate the exposure to fluctuations in the foreign currency exchange rates on Moody's foreign exchange options. A hypothetical 10% favorable change in the overall option currency portfolio would result in a gain of approximately $10 million as of December 31, 2007. The maximum loss related to an adverse change in the option currency portfolio would be $2.3 million.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

The Company is currently financing its operations, capital expenditures and share repurchases through cash flow from operations and from financing activities. Net cash provided by operating activities was $984.0 million, $752.5 million and $707.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company borrowed $847.4 million during the year ended December 31, 2007.

Moody's net cash provided by operating activities in 2007 increased by $231.5 million compared with 2006. A decrease in net income of $52.4 million reduced cash provided by operating activities. The increase in stock-based compensation expense positively impacted cash flow from operations by $13.1 million compared to net income. Accounts receivable decreased approximately 7% in the year ended December 31, 2007 compared with an increase of approximately 13% for the year ended December 31, 2006 increasing cash flow from operations by $79.1 million compared to 2006. The impact on cash flows of excess tax benefits from stock-based compensation plans decreased to $52.2 million from $103.2 million in 2006 due to fewer stock option exercises in 2007 compared with 2006. The favorable non-cash resolution of a legacy tax matter in the second quarter of 2007 negatively impacted operating cash flow by $52.3 million compared to net income. Operating cash flow in 2006 included a decrease of $160.6 million from the gain on sale of the Company's former headquarters building. The $67.2 million reduction in cash flows from changes in other current assets is primarily due to the receipt of approximately $16 million from New D&B related to issuer-based stock compensation tax deductions in 2006 and an approximate $40 million overpayment of 2007 state income taxes offset by an $8.5 million increase related to a receivable from the IRS for a legacy tax matter classified as a current asset in 2007. Furthermore, the $55.5 million change in cash flows associated with other assets is primarily due to a deposit made in the first quarter of 2006 of approximately $40 million with the IRS relating to Amortization Expense Deductions, as discussed in

Note 17 to the consolidated financial statements. Operating cash flow decreased by $87.5 million due to reductions in accounts payable and accrued liabilities. This is primarily due to a decrease in net accrued income taxes of $76.5 million, decreases in accrued incentive compensation of approximately $27 million and decreases in accounts payable of approximately $17 million, due to timing of payments offset by approximately $33 million in restructuring liabilities. Increases in FIN No. 48 and other non-current tax and related liabilities increased cash flow from operations by approximately $83 million. Additionally, increases in the deferred rent liability contributed approximately $47 million to cash flow from operations relating primarily to the free rent period and tenant allowance on the 7 WTC lease.

Moody's net cash provided by operating activities in 2006 increased by $44.6 million compared with 2005. Growth in net income contributed $193.1 million to cash provided by operating activities. The 2006 cash flows include a decrease relating to excess tax benefits from stock-based compensation plans of $103.2 million that are now classified as a cash flow from financing activities as required under SFAS No. 123R. Prior to the implementation of SFAS No. 123R in the first quarter of 2006, excess tax benefits relating to stock-based compensation were presented in the consolidated statements of cash flows as an operating cash flow, along with other tax cash flows. The operating cash flow includes a decrease of $160.6 million from the gain on sale of the Company's headquarters building. The cash proceeds are reported as an investing activity in the statement of cash flows. The change in accounts receivable is attributable to increases in revenue offset by improved collection. Additionally, Moody's deposited approximately $40 million with the IRS in the first quarter of 2006 relating to Amortization Expense Deductions, as discussed in Note 17 to the consolidated financial statements. This deposit was recorded in other assets. Tax payments increased by $53 million in 2006 versus 2005, offset by increases in income taxes payable due to growth in pre-tax net income. An increase in deferred revenue increased cash flow from operations by $28 million which is due to increased volume in annual and initial fees in both the ratings and research businesses.

Net cash (used in) provided by investing activities was $(124.7) million, $116.1 million and $(150.4) million for the years ended December 31, 2007, 2006 and 2005, respectively. Net maturities (investments) in short-term investments, net of purchases, totaled $61.5 million, $22.5 million and $(88.9) million for the years ended December 31, 2007, 2006 and 2005, respectively. Capital expenditures, primarily for leasehold improvements and internal use software, totaled $181.8 million, $31.1 million and $31.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. The 2007 increase relates primarily to the build-out of the Company's new corporate headquarters at 7 WTC. The 2006 spending on acquisitions was $39.2 million, which related primarily to the purchase of a 49% share in China Cheng Xin International Credit Rating Co. Ltd and the acquisition of Wall Street Analytics, Inc., net of cash acquired. The 2005 spending on acquisitions primarily related to the acquisition of Economy.com, net of cash acquired, and a contingent payment made in the second quarter of 2005 related to Korea Investors Service. The net proceeds received from the sale of the Company's former corporate headquarters building in the fourth quarter of 2006 were $163.9 million.

Net cash used in financing activities was $861.5 million, $965.2 million and $666.5 million for years ended December 31, 2007, 2006 and 2005, respectively. The Company borrowed $547.4 million under its commercial paper program in 2007 to support share repurchases, build-out of the new corporate headquarters at 7 WTC and other operational activities. Additionally, the Company issued and sold through a private placement transaction $300.0 million aggregate principal Series 2007-1 Notes in the third quarter of 2007. Spending for share repurchases totaled $1,738.4 million, $1,093.6 million and $691.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. Dividends paid were $85.2 million, $79.5 million and $60.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in dividends reflects a quarterly dividend paid of $0.08 per share in 2007 versus a quarterly dividend of $0.07 per share in 2006 and $0.0375 in the first quarter and $0.055 in the subsequent quarters per share in 2005. These amounts were offset in part by proceeds from employee stock-based compensation plans of $65.9 million, $105.3 million and $89.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Excess tax benefits from stock-based compensation plans were $52.2 million and $103.2 million for the years ended December 31, 2007 and 2006, respectively.

The decreases in proceeds from stock plans and the excess tax benefits relating to stock-based compensation plans is due primarily to a decrease in stock option exerçise activity in 2007 compared to the same period in 2006.

FUTURE CASH REQUIREMENTS

The Company believes that it has the financial resources needed to meet its cash requirements for the next 12 months and expects to have positive operating cash flow for fiscal year 2008. Cash requirements for periods beyond the next 12 months will depend, among other things, on the Company's profitability and its ability to manage working capital requirements.

The Company currently expects to use a significant portion of its cash flow to continue its share repurchase program. The Company implemented a systematic share repurchase program in the third quarter of 2005 through an SEC Rule 10b5-1 program. Moody's may also purchase opportunistically when conditions warrant. The Company's intent is to return capital to shareholders in a way that serves their long-term interests. As a result, Moody's share repurchase activity will continue to vary from quarter to quarter. The Company may borrow from various sources to fund share repurchases. On June 5, 2006, the Board of Directors authorized a $2.0 billion share repurchase program of which Moody's has approximately $24 million remaining at December 31, 2007. On July 30, 2007, the Board of Directors of the Company authorized an additional $2.0 billion share repurchase program that the Company will begin utilizing upon completion of the 2006 authority. There is no established expiration date for either of these authorizations.

At December 31, 2007, the Company had $551.9 million, net of unamortized discount of $0.7 million, of outstanding commercial paper and issued $300.0 million of 6.06% Series 2007-1 Notes, as described in the Indebtedness section below, to support share repurchases, the build-out of Moody's new corporate headquarters at 7 WTC and other operational activities.

The Company entered into an operating lease agreement (the "Lease") commencing on October 20, 2006 with 7 World Trade Center, LLC for 589,945 square feet of an office building located at 7 WTC at 250 Greenwich Street, New York, New York, which is serving as Moody's new headquarters. The Lease has an initial term of approximately 21 years with a total of 20 years of renewal options. The total base rent of the lease over its initial 21-year term is approximately $536 million including rent credits from the World Trade Center Rent Reduction Program promulgated by the Empire State Development Corporation. On March 28, 2007, the lease agreement was amended for the Company to lease an additional 78,568 square feet at 7 WTC. The additional base rent is approximately $106 million over a 20-year term.

The Company plans to incur approximately $21 million of costs to complete the build-out of its new corporate headquarters at 7 WTC over the next year.

On October 24, 2007, the Company announced a restructuring plan that would reduce global head count, terminate certain technology contracts and consolidate certain corporate functions in response to the Company's reorganization announced on August 7, 2007 and a decline in current and anticipated issuance of rated debt securities in some market sectors. Included in the $50.0 million restructuring charge is $7.0 million of non-cash settlements relating to pension curtailments and stock-based compensation award modifications for certain terminated employees. During 2007, the Company made cash payments of $1.8 million related to the $43.0 million cash component of the restructuring liability and expects cash outlays of approximately $31 million and $2 million during 2008 and 2009, respectively. The remaining liability of $8.1 million relates to annuity payments that will be made in connection with the Company's pension and other post-retirement benefit plans for certain terminated employees, which will commence when the employees reach retirement age beginning in 2009 and continue until all payments have been made.

The Company also intends to use a portion of its cash flow to pay dividends. On December 18, 2007, the Board of Directors of the Company approved the declaration of a quarterly dividend of $0.10 per share of Moody's common stock, payable on March 10, 2008 to shareholders of record at the close of business on February 20, 2008. The continued payment of dividends at this rate, or at all, is subject to the discretion of the Board of Directors.

In addition, the Company will from time to time consider cash outlays for acquisitions of or investments in complementary businesses, products, services and technologies. The Company may also be required to make future cash outlays to pay to New D&B its share of potential liabilities related to the legacy tax and legal contingencies that are discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Contingencies". These potential cash outlays could be material and might affect liquidity requirements, and they could cause the Company to pursue additional financing. There can be no assurance that financing to meet cash requirements will be available in amounts or on terms acceptable to the Company, if at all.

INDEBTEDNESS

The following table summarizes total indebtedness at December 31:

	2007	2006
Notes payable:		
Senior notes, due 2015, 4.98%	$ 300.0	$300.0
Senior notes, due 2017, 6.06%	300.0	—
Commercial paper [1]	551.9	—
Total	1,151.9	300.0
Less: current portion	(551.9)	—
Total long-term debt	$ 600.0	$300.0

(1) Net of unamortized discount of $0.7 million.

Notes Payable

On September 7, 2007, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its 6.06% Series 2007-1 Senior Unsecured Notes due 2017 ("Series 2007-1 Notes") pursuant to a Note Purchase Agreement ("2007 Agreement"). The Series 2007-1 Notes have a 10-year term and bear interest at an annual rate of 6.06%, payable semi-annually on March 7 and September 7 of each year. Under the terms of the 2007 Agreement, the Company may, from time to time within five years, in its sole discretion, issue additional series of senior notes in an aggregate principal amount of up to $500.0 million pursuant to one or more supplements to the 2007 Agreement. The Company may prepay the Series 2007-1 Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a prepayment premium based on the excess, if any, of the discounted value of the remaining scheduled payments, over the prepaid principal ("Make Whole Amount"). The 2007 Agreement contains covenants that limit the ability of the Company, and certain of its subsidiaries to, among other things: enter into transactions with affiliates, dispose of assets, incur or create liens, enter into any sale-leaseback transactions, or merge with any other corporation or convey, transfer or lease substantially all of its assets. The Company must also not permit its total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio to exceed 4.0 to 1.0 at the end of any fiscal quarter.

On September 30, 2005, the Company entered into a Note Purchase Agreement ("2005 Agreement") and issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes ("Series 2005-1 Notes"). The Series 2005-1 Notes have a 10-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. The proceeds from the sale of the Series 2005-1 Notes were used to refinance $300.0 million aggregate principal amount of the Company's outstanding 7.61% Senior Notes which matured on September 30, 2005. In the event that Moody's pays all, or part, of the Series 2005-1 Notes in advance of their maturity (the "Prepaid Principal"), such prepayment will be subject to a penalty based on the Make Whole Amount. The Series 2005-1 Notes are subject to certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements.

Commercial Paper

On October 3, 2007, the Company entered into a commercial paper program (the "Program") on a private placement basis under which the Company may issue unsecured commercial paper notes (the "CP Notes") up to a maximum amount outstanding at any time of $1.0 billion. Amounts available under the Program may be re-borrowed. The Program is supported by the Company's 2007 Facility (see Credit Facilities section below), if at any time funds are not available on favorable terms under the Program. The maturities of the CP Notes will vary, but may not exceed 397 days from the date of issue. The CP Notes will be sold at a discount from par or, alternatively, will be sold at par and bear interest at rates that will vary based upon market conditions at the time of the issuance. The rates of interest will depend on whether the CP Notes will be a fixed or floating rate. The interest on a floating rate may be based on the following: (a) certificate of deposit rate; (b) commercial paper rate; (c) the federal funds rate; (d) London Interbank Offered Rate ("LIBOR"); (e) prime rate; (f) treasury rate; or (g) such other base rate as may be specified in a supplement. The Program contains certain events of default including, among other things: non-payment of principal, interest or fees; violation of covenants; invalidity of any loan document; material judgments; and bankruptcy and insolvency events, subject in certain instances to cure periods.

Credit Facilities

On September 28, 2007, the Company entered into a $1.0 billion five-year senior, unsecured revolving credit facility (the "2007 Facility"), expiring in September 2012, which replaces both the $500.0 million Interim Facility that was set to expire in February 2008 as well as the $500.0 million five-year revolving credit facility entered into on September 1, 2004 and scheduled to expire in September 2009. The 2007 Facility will serve, in part, to support the commercial paper program discussed above. Interest on borrowings is payable at rates that are based on LIBOR plus a premium that can range from 16.0 to 40.0 basis points of the facility amount depending on the Company's ratio of total indebtedness to EBITDA ("Earnings Coverage Ratio"). The Company also pays quarterly facility fees, regardless of borrowing activity under the 2007 Facility. The quarterly fees for the 2007 Facility can range from 4.0 to 10.0 basis points of the facility amount, depending on the Company's Earnings Coverage Ratio. The Company also pays a utilization fee of 5 basis points on borrowings outstanding when the aggregate amount outstanding exceeds 50% of the total facility. The 2007 Facility contains certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreement. The 2007 Facility also contains financial covenants that, among other things, require the Company to maintain an Earnings Coverage Ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter. As of December 31, 2007, the Company had no borrowings outstanding under the 2007 Facility.

On August 8, 2007, the Company entered into an interim loan facility in an aggregate principal amount of $500.0 million that was to expire on February 8, 2008 (the "Interim Facility"). Interest on borrowings was payable at rates that were based on LIBOR plus a premium that could range from 17.0 to 47.5 basis points of the Interim Facility amount, depending on the Company's Earnings Coverage Ratio. The Company also paid quarterly facility fees, regardless of borrowing activity under the Interim Facility. The quarterly fees ranged from 8.0 to 15.0 basis points, depending on the Company's Earnings Coverage Ratio. On September 28, 2007, the closing date of 2007 Facility, the Company terminated the Interim Facility and repaid the $100.0 million outstanding balance.

On September 1, 2004, Moody's entered into a five-year senior, unsecured bank revolving credit facility (the "2004 Facility") in an aggregate principal amount of $160.0 million that was scheduled to expire in September 2009. Interest on the borrowings under the 2004 Facility was payable at rates that are based on LIBOR plus a premium that can range from 17.0 to 47.5 basis points depending on the Company's Earnings Coverage Ratio, as defined in the related agreement. The Company also paid quarterly facility fees, regardless of borrowing activity. The quarterly fees ranged from 8.0 to 15.0 basis points of the facility amount, depending on the Company's Earnings Coverage Ratio. The Company also paid a utilization fee of 12.5 basis points on borrowings outstanding when the aggregate amount outstanding exceeded 50% of the total facility. In October 2006, Moody's amended the 2004 Facility by increasing the limit on sale proceeds resulting from a sale-leaseback transaction of its former corporate headquarters building from $150.0 million to $250.0 million. Additionally, the restriction on liens to secure indebtedness related to the building sale was also increased from $150.0 million to $250.0 million. The Company also increased the expansion feature of the 2004 Facility from $80.0 million to $340.0 million, subject to obtaining commitments for the incremental capacity at the time of draw down from the existing lenders. In April 2007, after receipt of all necessary approvals relating to the execution of the expansion feature, borrowing capacity under the 2004 Facility was increased to $500.0 million. On September 28, 2007, the closing date of the 2007 Facility, the Company terminated the 2004 Facility and repaid the $400.0 million outstanding balance.

At December 31, 2007, the Company was in compliance with all covenants contained within the note agreements and the 2007 Facility described above.

Interest (expense) income, net

Interest (expense) income, net consists of:

Year Ended December 31,	2007	2006	2005
Income	$ 19.3	$18.2	$ 26.0
Expense on borrowings	(40.7)	(15.2)	(21.0)
Expense on FIN No. 48 tax liabilities	(21.5)	—	—
Reversal of interest[(a)]	17.5	—	—
Capitalized	1.1	—	—
Total	$ (24.3)	$ 3.0	$ 5.0

(a) Represents a reversal of accrued interest related to the favorable resolution of a legacy tax matter, as further discussed in Note 17 to the consolidated financial statements.

Interest paid on all borrowings was $32.5 million, $14.9 million and $22.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Management may consider pursuing additional long-term financing when it is appropriate in light of cash requirements for operations, share repurchase and other strategic opportunities, which would result in higher financing costs.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2007 and 2006, Moody's did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose or variable interest entities where Moody's is the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, Moody's is not exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

CONTRACTUAL OBLIGATIONS

The following table presents payments due under the Company's contractual obligations as of December 31, 2007:

		Payments Due by Period			
(in millions)	Total	Less Than 1 Year	1–3 Years	3–5 Years	Over 5 Years
Operating lease obligations[(1)]	$1,071.1	$ 72.6	$113.7	$105.3	$ 779.5
Notes payable[(2)]	910.6	33.2	66.2	66.2	745.0
Purchase obligations[(3)]	39.0	30.1	7.9	1.0	—
Borrowings under commercial paper program[(4)]	552.6	552.6	—	—	—
Capital lease obligations	4.5	1.7	2.8	—	—
Other [(5)]	59.9	2.6	12.1	9.2	36.0
Total[(6)]	$2,637.7	$692.8	$202.7	$181.7	$1,560.5

(1) Includes rent payments relating to the 165,000 square foot, 17.5 year operating lease agreement entered into on February 6, 2008 to occupy six floors of an office tower in the Canary Wharf section of London, England. The Company will begin making rent payments in March 2011.

(2) Includes $9.3 million of accrued interest as of December 31, 2007 and $301.3 million of interest that will accrue and be due from January 1, 2008 through September 30, 2015 and 2017, when the Series 2005-1 Notes and the Series 2007-1 Notes mature, respectively.

(3) Purchase obligations include approximately $21 million, excluding approximately $0.8 million of accrued liabilities, related to the build-out of Moody's new corporate headquarters at 7 WTC. Purchase obligations also include contracts for professional services, data processing and telecommunication services, and data back-up facilities.

(4) Includes $1.3 million of interest related to CP Notes outstanding under its commercial paper program at December 31, 2007 that will be due and paid at various times through December 31, 2008. As of February 27, 2008, the Company had approximately $746 million of CP Notes outstanding under the Program. See "Indebtedness" for further information.

(5) Includes $59.9 million of projected benefit payments relating to the Company's unfunded Pension and Other Post-Retirement Benefit Plans described in Note 11 to the consolidated financial statements.

(6) The table above does not include the Company's net long-term tax liabilities of $118.3 million, since the expected cash outflow of such amounts by period cannot be reasonably estimated.

2008 OUTLOOK

Beginning in January 2008, Moody's segments were changed to reflect the business reorganization announced in August 2007. As a result of the reorganization, the rating agency remains in the Moody's Investors Service ("MIS") operating company and several ratings business lines have been realigned. All of Moody's other commercial activities, including MKMV and sales of MIS research, are now combined under a new operating company known as Moody's Analytics. Moody's new initiatives in fixed income pricing and valuations will also be captured within Moody's Analytics.

Moody's outlook for 2008 is based on assumptions about many macroeconomic and capital market factors, including interest rates, corporate profitability and business investment spending, merger and acquisition activity, consumer spending, residential mortgage borrowing and refinancing activity, securitization levels and capital markets issuance. There is an important degree of uncertainty surrounding these assumptions and, if actual conditions differ from these assumptions, Moody's results for the year may differ from our current outlook.

For Moody's overall, full-year 2008 revenue is expected to decline in the low double-digit percent range. This decline assumes foreign currency translation in 2008 at current exchange rates. The Company anticipates a weak first half of 2008 with improvement in market liquidity and issuance conditions later in the year. Under this scenario, Moody's first half 2008 performance is likely to reflect unusually weak market conditions, as well as challenging year-on-year comparisons against the first half of 2007 when the Company delivered record performance. The Company expects the full-year 2008 operating margin to decline to the mid- to high-forties percent range, due primarily to lower ratings revenue. Full-year expenses are expected to decrease approximately 5%, primarily due to the 2007 restructuring charge of $50.0 million, as well as expense savings from the restructuring actions, partially offset by investments in the growth areas of our business. Earnings per share for 2008 are projected in a range from $2.17 to $2.25, which reflects the estimated impact of share buybacks under the Company's share repurchase program.

For the global Moody's Investors Service business, the Company expects revenue for the full year 2008 to decline in the mid- to high-teens percent range. Within the U.S., the Company projects Moody's Investors Service revenue to decrease in the mid-twenties percent range for the full year 2008.

In the U.S. structured finance business, Moody's expects revenue for the year to decline in the low- to mid-forties percent range, reflecting double-digit percent declines in most asset classes, led by residential mortgage-backed securities and credit derivatives ratings.

In the U.S. corporate finance business, the Company expects revenue to decrease in the low-teens percent range for the year driven by declines across all asset classes.

In both the U.S. financial institutions and public, project and infrastructure finance sectors, Moody's projects revenue in 2008 to grow in the low single-digit percent range.

Outside the U.S. the Company expects Moody's Investors Service revenue to decrease in the low single-digit percent range. Good growth from rating financial institutions; public, project and infrastructure finance; and corporate securities is expected to be more than offset by a decline in structured finance ratings revenue, primarily in Europe.

For Moody's Analytics, the Company expects revenue growth in the mid-teens percent range. In the U.S., growth is projected to be in the low-teens percent range while outside the U.S., revenue is expected to increase in the high-teens percent range. Growth in the subscription businesses is expected in the mid-teens range, reflecting continued demand for credit and economic research, structured finance analytics, and the impact of our newly formed pricing and valuation business. In the consulting business, Moody's anticipates very strong growth, reflecting a robust pipeline of professional services engagements and credit training projects. There is considerable demand for Moody's expertise in credit education, risk modeling, and scorecard development as customers implement more sophisticated risk management processes and comply with regulatory requirements. In the software business, the Company expects revenue to be flat versus 2007, as customers begin to migrate to new generation software platforms.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 is expected to increase the consistency of fair value measurements and applies only to those measurements that are already required or permitted to be measured at fair value by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP FAS 157-2), which partially defers the effective date of SFAS No. 157 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The Company has implemented the deferral provisions of FSP FAS 157-2 and as a result has partially implemented the provisions of SFAS No. 157 as of January 1, 2008. The partial implementation of SFAS 157 does not have a material impact on the Company's consolidated financial position and results of operations and the Company will apply, as of January 1, 2009, the provisions of SFAS No. 157 to its non-financial assets and liabilities initially measured at fair value in a business combination and not subsequently remeasured at fair value, non-financial assets and liabilities measured at fair value for a goodwill impairment assessment, non-financial long-lived assets measured at fair value for an asset impairment assessment, and asset retirement obligations initially measured at fair value.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to measure many financial instruments and certain other items at fair value on an instrument by instrument basis with changes in fair value recognized in earnings each reporting period. Items eligible for fair-value election include recognized financial assets and liabilities such as equity-method investments and investments in equity securities that do not have readily determinable fair values, written loan commitments, and certain warranties and insurance contracts where a warrantor or insurer is permitted to pay a third party to provide the warranty goods or services. If the use of fair value is elected, the election must be applied to individual instruments with certain restrictions, is irrevocable and must be applied to an entire instrument. Any upfront costs and fees related to the item elected for fair value must be recognized in earnings and cannot be deferred. At the implementation date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the implementation of SFAS No. 159, changes in fair value will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be implemented by the Company as of January 1, 2008. The Company is currently determining the impact, if any, that the implementation of this standard will have on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS No. 141R"). SFAS No. 141R extends its applicability to all transactions and other events in which one entity obtains control over one or more other businesses and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. SFAS 141R also expands disclosure requirements to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be implemented by the Company as of January 1, 2009. The Company is currently evaluating the potential impact that implementing SFAS No. 141R will have on its consolidated financial condition, results of operations, and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("SFAS No.160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners and requires that a noncontrolling interest in a subsidiary be reported as equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and is required to be implemented by the Company as of January 1, 2009. The Company is currently evaluating the impact that implementing SFAS No. 160 will have on its consolidated financial condition, results of operations, and cash flows.

CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by Moody's. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies based upon the latest information available.

Moody's discloses material pending legal proceedings, other than routine litigation incidental to Moody's business, material proceedings known to be contemplated by governmental authorities and other pending matters that it may determine to be appropriate. For matters, except those related to income taxes, where it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has recorded liabilities in the consolidated financial statements and periodically adjusts these as appropriate. When sufficient uncertainties exist, related to the outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such liabilities accordingly. For income tax matters, the Company employs the prescribed methodology of FIN No. 48, implemented as of January 1, 2007. FIN No. 48 requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than 50%) that a tax position will be sustained, based on its technical merits, as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than 50% likely to be realized upon effective settlement with a taxing authority.

Moody's has received subpoenas and inquiries from states attorneys general and governmental authorities and is cooperating with those inquiries.

Based on its review of the latest information available, and subject to the contingencies described below, in the opinion of management, the ultimate liability of the Company in connection with pending legal and tax proceedings, claims and litigation is not likely to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows, although it is possible that the effect could be material to the Company's consolidated results of operations for an individual reporting period.

LEGACY CONTINGENCIES

Moody's continues to have exposure to certain potential liabilities assumed in connection with the 2000 Distribution ("Legacy Contingencies"). The following description of the relationships among Moody's, New D&B and their predecessor entities is important in understanding the Legacy Contingencies that relate to tax matters ("Legacy Tax Matters").

In November 1996, The Dun & Bradstreet Corporation separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation and Cognizant Corporation ("Cognizant"). In June 1998, The Dun & Bradstreet Corporation separated into two separate public companies: Old D&B and R.H. Donnelley Corporation. During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated ("IMS Health") and Nielsen Media Research, Inc. ("NMR"). In September 2000, Old D&B separated into two separate public companies: New D&B and Moody's, as further described in Note 1 to the consolidated financial statements.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities. Old D&B and its predecessors also entered into a series of agreements covering the sharing of any liabilities for payment of taxes, penalties and interest resulting from unfavorable IRS rulings on certain tax matters, and certain other potential tax liabilities, all as described in such agreements. Further, in connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have agreed on the financial responsibility for any potential liabilities related to Legacy Tax Matters.

Settlement agreements were executed with the IRS in 2005 regarding Legacy Tax Matters for the years 1989–1990 and 1993–1996. As of December 31, 2007, the Company continues to carry a liability of $1.8 million with respect to these matters. With respect to these settlement agreements, Moody's and New D&B believe that IMS Health and NMR did not pay their full share of the liability to the IRS pursuant to the terms of the applicable separation agreements among the parties. Moody's and New D&B paid these amounts to the IRS on their behalf, and have been unable to resolve this dispute with IMS Health and NMR. As a result, Moody's and New D&B have commenced arbitration proceedings against IMS Health and NMR to collect a total of approximately $11 million owed by IMS Health and NMR with respect to the 1989–1990 matter. Moody's and New D&B may also commence an arbitration proceeding to collect a total of $14.5 million owed by IMS Health and NMR with respect to the 1993–1996 matter. Moody's cannot predict the outcome of these matters with any certainty.

AMORTIZATION EXPENSE DEDUCTIONS AND 1997–2002 IRS DEFICIENCY NOTICES (THE "NOTICES")

This legacy tax matter, which was affected by developments in June 2007 as further described below, involves a partnership transaction which resulted in amortization expense deductions on the tax returns of Old D&B since 1997. IRS audits of Old D&B's and New D&B's tax returns for the years 1997 through 2002 concluded in June 2007 without any disallowance of the amortization expense deductions, or any other adjustments to income related to this partnership transaction. These audits did result in the IRS issuing the Notices for other tax issues for the 1997–2000 years aggregating $9.5 million in tax and penalties, plus statutory interest of approximately $7 million, which will be apportioned among Moody's, New D&B, IMS Health and NMR pursuant to the terms of the applicable separation agreements. Moody's share of this assessment is anticipated to be $7.2 million including interest, net of tax. In November 2007, the IRS assessed the tax and penalties and used a portion of the deposit discussed below to satisfy the assessment, together with interest. The Company believes it has meritorious grounds to challenge the IRS's actions and is evaluating its alternatives for further actions to recover these amounts. The absence of any tax deficiencies in the Notices for the amortization expense deductions for the years 1997 through 2000 and in companion Notices of Deficiency issued to New D&B for 2001 and 2002, combined with the expiration of the statute of limitations for 1997 through 2002, for issues not assessed, resulted in Moody's recording an earnings benefit of $52.3 million in its second quarter of 2007. This is comprised of two components, as follows: (i) a reversal of a tax liability of $27.3 million related to the period from 1997 through the Distribution Date, reducing the provision for income taxes for the year ended December 31, 2007; and (ii) a reduction of accrued interest expense of $17.5 million ($10.6 million, net of tax) and an increase in other non-operating income of $14.4 million, relating to amounts due to New D&B, for the year ended December 31, 2007.

On the Distribution Date in 2000, New D&B paid Moody's $55.0 million for 50% of certain anticipated future tax benefits of New D&B through 2012. It is possible that IRS audits of New D&B for tax years after 2002 could result in income adjustments with respect to the amortization expense deductions of this partnership transaction. In the event these tax benefits are not claimed or otherwise not realized by New D&B, or there is an audit adjustment, Moody's would be required, pursuant to the terms of the 2000 Distribution Agreement, to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits and its share of any tax liability that New D&B incurs. As of December 31, 2007, Moody's liability with respect to this matter totaled $52.8 million.

In March 2006, New D&B and Moody's each deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential tax deficiencies with respect to the 1997 through 2002 tax years. In July 2007, New D&B and Moody's commenced procedures to recover approximately $56 million of these deposits ($24.4 million for New D&B and $31.6 million for Moody's), which represents the excess of the original deposits over the total of the deficiencies asserted in the Notices and in companion Statutory Notices of Deficiency issued to New D&B for 2001 and 2002. As noted above, in November 2007 the IRS used $7.9 million of Moody's portion of the deposit to satisfy an assessment and related interest. Additionally, in January 2008 the IRS has paid Moody's $8.5 million in connection with this matter.

At December 31, 2007, Moody's has recorded liabilities for Legacy Tax Matters totaling $56.7 million. This includes liabilities and accrued interest due to New D&B arising from the 2000 Distribution Agreement. It is possible that the ultimate liability for Legacy Tax Matters could be greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows.

DIVIDENDS

During 2007, the Company paid a quarterly dividend of $0.08 per share in each of the quarters of Moody's common stock, resulting in dividends paid per share of $0.32 during the year. During 2006, the Company paid a quarterly dividend of $0.07 per share in each of the quarters of Moody's common stock, resulting in dividends paid per share of $0.28 during the year. During 2005, the Company paid a quarterly dividend of $0.0375 in the first quarter and $0.055 in each of the three subsequent quarters, per share of Moody's common stock, resulting in dividends paid per share of $0.2025 during the year.

On December 18, 2007, the Board of Directors of the Company approved the declaration of a quarterly dividend of $0.10 per share of Moody's common stock, payable on March 10, 2008 to shareholders of record at the close of business on February 20, 2008. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board of Directors.

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO". The table below indicates the high and low sales price of the Company's common stock and the dividends declared for the periods shown. The number of registered shareholders of record at January 31, 2008 was 3,522.

	Price Per Share		Dividends Declared
	High	Low	Per Share
2006:			
First quarter	$ 71.95	$ 61.09	$ 0.07
Second quarter	73.29	49.77	0.07
Third quarter	65.84	49.76	0.07
Fourth quarter	71.70	60.60	0.08
Year ended December 31, 2006			$ 0.29
2007:			
First quarter	$ 76.09	$ 58.65	$ 0.08
Second quarter	73.69	60.60	0.08
Third quarter	63.70	42.42	0.08
Fourth quarter	55.99	35.05	0.10
Year ended December 31, 2007			$ 0.34

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report are forward-looking statements and are based on future expectations, plans and prospects for the Company's business and operations that involve a number of risks and uncertainties. Such statements involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. Those statements appear at various places throughout this annual report, including in the sections entitled "Outlook" and "Contingencies" under "Management's Discussion and Analysis of Financial Condition and Results of Operations", commencing on page 34 of this annual report and elsewhere in the context of statements containing the words "believe", "expect", "anticipate", "intend", "plan", "will", "predict", "potential", "continue", "strategy", "aspire", "target", "forecast", "project", "estimate", "should", "could", "may" and similar expressions or words and variations thereof relating to the Company's views on future events, trends and contingencies. Stockholders and investors are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements and other information are made as of the date of this annual report, and the Company undertakes no obligation (nor does it intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying examples of factors, risks and uncertainties that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements. Those factors, risks and uncertainties include, but are not limited to, matters that could affect the volume of debt and other securities issued in domestic and/or global capital markets, including credit quality concerns, changes in interest rates and other volatility in the financial markets; concerns in the marketplace affecting our credibility or otherwise affecting market perceptions of the integrity or utility of independent agency ratings; increased pricing pressure from competitors and/or customers; the introduction of competing products or technologies by other companies; the impact of regulation as a nationally recognized statistical rating organization and the potential for new U.S., state and local legislation and regulations; the potential for increased competition and regulation in foreign jurisdictions; exposure to litigation related to our rating opinions, as well as any other litigation to which the Company may be subject from time to time; the possible loss of key employees to investment or commercial banks or elsewhere and related compensation cost pressures; failures or malfunctions of our operations and infrastructure; the outcome of any review by controlling tax authorities of the Company's global tax planning initiatives; the outcome of those legacy tax and legal contingencies that relate to the Company, its predecessors and their affiliated companies for which Moody's has assumed portions of the financial responsibility; the ability of the Company to successfully integrate acquired businesses; and a decline in the demand for credit risk management tools by financial institutions. These factors, risks and uncertainties as well as other risks and uncertainties that could cause Moody's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements are described in greater detail under "Risk Factors" in this annual report, in the Company's 2007 Form 10-K and in other filings made by the Company from time to time with the Securities and Exchange Commission or in materials incorporated herein or therein. Stockholders and investors are cautioned that the occurrence of any of these factors, risks and uncertainties may cause the Company's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements, which could have a material and adverse effect on the Company's business, results of operations and financial condition. New factors may emerge from time to time, and it is not possible for the Company to predict new factors, nor can the Company assess the potential effect of any new factors on it.

RISK FACTORS

The following risk factors and other information included in this annual report should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems minor or insignificant also may impair its business operations. If any of the following risks occurs, Moody's business, financial condition, operating results and cash flows could be materially adversely affected.

CHANGES IN THE VOLUME OF DEBT SECURITIES ISSUED IN DOMESTIC AND/OR GLOBAL CAPITAL MARKETS AND CHANGES IN INTEREST RATES AND OTHER VOLATILITY IN THE FINANCIAL MARKETS

Approximately 79% of Moody's revenue in 2007 was derived from ratings. Revenues from ratings, in turn, are dependent on the number and dollar volume of debt securities issued in the capital markets. Accordingly, any conditions that either reduce investor demand for debt securities or reduce issuers' willingness or ability to issue such securities could reduce the number and dollar volume of debt issuances for which Moody's provides ratings services, and thereby, have an adverse effect on the fees derived from the issuance of ratings.

Factors that could reduce investor demand for debt securities or reduce issuers' willingness or ability to issue such securities include unfavorable financial or economic conditions. In addition, increases in interest rates or credit spreads, volatility in financial markets or the interest rate environment, significant regulatory, political or economic events, defaults of significant issuers and other market and economic factors may negatively affect the general level of debt issuance and/or the debt issuance plans of certain categories of borrowers. Beginning in July 2007, there has been a significant disruption in world financial markets, particularly in the credit markets. A sustained period of market decline or weakness, especially if it relates to credit-sensitive securities, for which there is typically a high level of demand for ratings, could have a material adverse effect on Moody's business and financial results. The Company has recently experienced a substantial reduction in the volume of debt securities issued and related revenues as a result of the uncertainties presently being experienced in the market for collateralized debt and other structured finance obligations. Revenue earned from ratings in 2007 was approximately 9% higher as compared to 2006, however, ratings revenue in the second half of 2007 compared to the second half of 2006 decreased approximately 11% due to the reduced number of credit-sensitive securities issued in the latter half of 2007 as a result of the credit turmoil beginning early in the third quarter of 2007. There can be no assurance that market conditions will improve in the near future or that results will not continue to be adversely affected.

TO THE EXTENT THAT ANY CONCERNS AFFECTING CREDIBILITY ARE PERCEIVED IN THE MARKETPLACE MOODY'S MARKET SHARE AND/OR REVENUE COULD BE AFFECTED

Moody's reputation is one key factor on the basis of which it competes. Moody's is constantly taking steps to help maintain the absolute trustworthiness of its reputation, as well as its credibility in the marketplace. Accordingly, to the extent that rating agency business as a whole or Moody's, relative to its competitors, suffers a loss in credibility, Moody's business could be adversely affected. Factors that could affect one's credibility include, potentially, the performance of securities relative to the rating assigned to such securities by a particular rating agency, as well as the ability to recognize potential changes in ratings on a timely basis.

INCREASED PRICING PRESSURE FROM COMPETITORS AND/OR CUSTOMERS

In the credit rating, research and credit risk management markets, competition for customers and market share has spurred more aggressive tactics by some competitors in areas such as pricing and service. While Moody's seeks to compete primarily on the basis of the quality of its products and service, if its pricing and services are not sufficiently competitive with its current and future competitors, Moody's may lose market share.

INTRODUCTION OF COMPETING PRODUCTS OR TECHNOLOGIES BY OTHER COMPANIES

The markets for credit ratings, research and credit risk management services are highly competitive. The ability to provide innovative products and technologies that anticipate customers' changing requirements and to utilize emerging technological trends is a key factor in maintaining market share. Competitors may develop quantitative methodologies or related services for assessing credit risk that customers and market participants may deem preferable, more cost-effective or more valuable than the credit risk assessment methods currently employed by Moody's. Moody's growth prospects could also be adversely affected by limitations of its information technologies that fail to provide adequate capacity and capabilities to meet increased demands of producing quality ratings and research products at levels achieved by competitors.

REGULATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION AND POTENTIAL FOR NEW U.S., STATE AND LOCAL LEGISLATION AND REGULATIONS

When governments adopt regulations that require debt securities to be rated, establish criteria for credit ratings or authorize only certain entities to provide credit ratings, the competitive balance among rating agencies and the level of demand for ratings may be positively or negatively affected. Government-mandated ratings criteria may also have the effect of displacing objective assessments of creditworthiness. In these circumstances, debt issuers may be less likely to base their choice of rating agencies on criteria such as independence and credibility, and more likely to base their choice on their assumption as to which credit rating agency might provide a higher rating, which may negatively affect the Company.

In the United States and other countries, the laws and regulations applicable to credit ratings and rating agencies continue to evolve and are presently subject to review by a number of legislative or regulatory bodies, including the SEC in the United States and state and local oversight. It is possible that such reviews could lead to greater oversight or regulation concerning the issuance of credit ratings or the activities of credit rating agencies. Such additional regulations could, potentially, increase the costs associated with the operation of a credit rating agency, alter the rating agencies' communications with the issuers as part of the rating assignment process, increase the legal risk associated with the issuance of credit ratings, change the regulatory framework to which credit rating agencies are subject and/or affect the competitive environment in which credit rating agencies operate.

Currently, Moody's, is designated as an NRSRO pursuant to SEC regulation enacted in response to the adoption of the Credit Rating Agency Reform Act of 2006 (the "Reform Act"). One of the central promises of the Reform Act was to encourage competition among rating agencies. Given its recent adoption, Moody's is unable to assess the future impact of any regulatory changes that may result from the SEC's regulations or the impact on Moody's competitive position or its current practices, although Moody's would expect the Reform Act to increase costs of all entities engaged in the rating agency business. Similarly, at present, Moody's is unable to predict the regulatory changes that may result from ongoing reviews by any of the various regulatory bodies or the effect that any such changes may have on its business. A description of several of the more recent regulatory initiatives in the United States and other countries is described above under the section entitled "Regulation" in Item 1. "Business", of the Company's 2007 Form 10-K.

POTENTIAL FOR INCREASED COMPETITION AND REGULATION IN FOREIGN JURISDICTIONS

Moody's maintains offices outside the U.S. and derives a significant and increasing portion of its revenue from sources outside the U.S. Operations in different countries expose Moody's to a number of legal, economic and regulatory risks such as restrictions on the ability to convert local currency into U.S. dollars and currency fluctuations, export and import restrictions, tariffs and other trade barriers, political and economic instability as well as nationalization, expropriation, price controls and other restrictive governmental actions, longer payment cycles and possible problems in collecting receivables, and potentially adverse tax consequences.

Moody's faces competition from, among others, S&P, Fitch, DBRS, local rating agencies in a number of international jurisdictions and specialized companies that provide ratings for particular types of financial products or issuers (such as A.M. Best Company, Inc., with respect to the insurance industry). Since Moody's believes that some of its most significant challenges and opportunities will arise outside the U.S., it will have to compete with rating agencies that may have a stronger local presence or a longer operating history in those markets. These local providers or comparable competitors that may emerge in the future may receive support from local governments or other institutions that Moody's does not receive, putting Moody's at a competitive disadvantage.

Because Moody's operates globally and plans to expand its international scope, it must also react to regulatory changes abroad. The Committee of European Securities Regulators ("CESR") has monitored rating agencies' compliance with the International Organization of Securities Commissions Code of Conduct Fundamentals for Credit Rating Agencies (the "IOSCO Code"). Although the CESR recently concluded in a report that the four internationally active rating agencies that operate in the European Union, including Moody's, are largely compliant with the IOSCO Code, it did identify a few areas where it believed the rating agencies could improve their processes and disclosures and where the IOSCO Code could be improved. CESR indicated that it will look into these areas in particular, as well as the impact of the Reform Act and the SEC's implementing rules on the rating business in the European Union. Moody's is unable to assess the potential impact of any regulatory changes that may result from the CESR's review, including whether any additional regulation would restrict or otherwise inhibit Moody's expansion into foreign markets. See the discussion under the section entitled "Regulation" in Item 1. "Business", of the Company's 2007 Form 10-K, for additional information regarding the IOSCO Code and the CESR.

EXPOSURE TO LITIGATION RELATED TO MOODY'S RATING OPINIONS

Currently, Moody's has received subpoenas and inquiries from states attorneys general and governmental authorities as part of ongoing investigations, and is cooperating with those inquiries. The outcome of such investigations is presently unknown. In addition, Moody's faces litigation from time to time from parties claiming damages relating to ratings actions, as well as other related actions. As Moody's international business expands, these types of claims may increase or become more costly because foreign jurisdictions may not have legal protections or liability standards comparable to those in the U.S. (such as protections for the expression of credit opinions as is provided by the First Amendment and criminal rather than civil penalties). These risks often may be difficult to assess or quantify, and their existence and magnitude often remain unknown for substantial periods of time.

POSSIBLE LOSS OF KEY EMPLOYEES TO INVESTMENT OR COMMERCIAL BANKS OR ELSEWHERE AND RELATED COMPENSATION COST PRESSURES

Moody's success depends in part upon recruiting and retaining highly skilled, experienced financial analysts and other professionals. Competition for qualified staff in the financial services industry is intense, and Moody's ability to attract staff could be impaired if it is unable to offer competitive compensation and other incentives or if the regulatory environment mandates restrictions on or disclosures about individual employees that would not be necessary in competing analytical industries. Investment banks and other competitors for analyst talent may be able to offer higher compensation than Moody's or subject employees to less individual scrutiny. Moody's also may not be able to identify and hire employees in some markets outside the U.S. with the required experience or skills to perform sophisticated credit analysis. Moody's may lose key employees due to other factors, such as catastrophes, that could lead to disruption of business operations. Moody's ability to compete effectively will continue to depend, among other things, on its ability to attract new employees and to retain and motivate existing employees.

OUR OPERATIONS AND INFRASTRUCTURE MAY MALFUNCTION OR FAIL

Our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications or other services used by us or third parties with or through whom we conduct business, whether due to human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism, acts of terrorism or war or otherwise. We do not have fully redundant systems for most of our smaller office locations and low-risk systems, and our disaster recovery plan does not include restoration of non-essential services. If a disruption occurs in any of these locations and our personnel in those locations are unable to communicate with or travel to other locations, our ability to service and interact with our clients and customers from these locations may suffer.

Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious events that could have a security impact. If one or more of such events occur, this could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return of the Company to the performance of Standard & Poor's Stock 500 Index (the "S&P 500") and an index of performance peer group companies (the "Performance Peer Group").

The Company does not believe there are any publicly traded companies that represent strict peers. However, each of the companies in the Performance Peer Group offers business information products in one or more segments of its business. The Performance Peer Group consists of Dow Jones & Company, Inc., The McGraw-Hill Companies, Pearson PLC, Reuters Group PLC, Thomson Corporation and Wolters Kluwer nv.

The comparison assumes that $100.00 was invested in the Company's common stock (the "Common Stock") and in each of the foregoing indices on December 31, 2002. The comparison also assumes the reinvestment of dividends, if any. The total return for the Common Stock was 77% during the performance period as compared with a total return during the same period of 83% for the S&P 500 and 106% for the Performance Peer Group.

COMPARISON OF CUMULATIVE TOTAL RETURN
SINCE DECEMBER 31, 2002
MOODY'S CORPORATION, S&P COMPOSITE INDEX AND PEER GROUP INDEX


400
350
300
250
200
150
100
50
0
Dollars
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Moody's Corporation
Peer Group Index
S&P Composite Index

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Moody's Corporation	$ 100.00	$ 147.17	$ 212.01	$ 301.54	$ 340.58	$ 177.12
Peer Group Index	100.00	131.99	155.63	163.38	206.20	205.53
S&P Composite	100.00	128.68	142.69	149.70	173.34	182.87

The comparisons in the graph above are provided in response to disclosure requirements of the SEC and are not intended to forecast or be indictative of future performance of the Common Stock.

MANAGEMENT'S REPORT on INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Moody's Corporation ("Moody's" or "the Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission ("SEC") in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Moody's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Moody's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has undertaken an assessment of the design and operational effectiveness of the Company's internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The COSO framework is based upon five integrated components of control: risk assessment, control activities, control environment, information and communications and ongoing monitoring.

Based on the assessment performed, management has concluded that Moody's maintained effective internal control over financial reporting as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 28, 2008

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Moody's Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Moody's Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company has changed the manner in which it accounts for uncertainty in income taxes, as of January 1, 2007, the manner in which it accounts for share-based payment, as of January 1, 2006, and the manner in which it accounts for defined benefit pension and other post-retirement plans, as of December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
New York, New York
February 28, 2008

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS of OPERATIONS

(amounts in millions, except per share data)

Year Ended December 31,	2007	2006	2005
REVENUE	$2,259.0	$2,037.1	$1,731.6
EXPENSES			
Operating	584.0	539.4	452.9
Selling, general and administrative	451.1	359.3	303.9
Restructuring charge	50.0	—	—
Depreciation and amortization	42.9	39.5	35.2
Gain on sale of building	—	(160.6)	—
Total expenses	1,128.0	777.6	792.0
OPERATING INCOME	1,131.0	1,259.5	939.6
Interest income (expense), net	(24.3)	3.0	5.0
Other non-operating income (expense), net	10.0	(2.0)	(9.9)
Non-operating income (expense), net	(14.3)	1.0	(4.9)
Income before provision for income taxes	1,116.7	1,260.5	934.7
Provision for income taxes	415.2	506.6	373.9
NET INCOME	$ 701.5	$ 753.9	$ 560.8
EARNINGS PER SHARE			
Basic	$ 2.63	$ 2.65	$ 1.88
Diluted	$ 2.58	$ 2.58	$ 1.84
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	266.4	284.2	297.7
Diluted	272.2	291.9	305.6

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED BALANCE SHEETS

(amounts in millions, except share and per share data)

December 31,	**2007**	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 426.3	$ 408.1
Short-term investments	14.7	75.4
Accounts receivable, net of allowances of $16.2 in 2007 and $14.5 in 2006	443.6	475.4
Other current assets	104.5	43.0
Total current assets	989.1	1,001.9
Property and equipment, net	214.6	62.0
Goodwill	179.9	176.1
Intangible assets, net	56.9	65.7
Other assets	274.1	192.0
Total assets	$ 1,714.6	$ 1,497.7
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Commercial paper	$ 551.9	$ —
Deferred revenue	426.0	360.3
Accounts payable and accrued liabilities	371.3	339.7
Total current liabilities	1,349.2	700.0
Non-current portion of deferred revenue	121.1	102.1
Notes payable	600.0	300.0
Other liabilities	427.9	228.2
Total liabilities	2,498.2	1,330.3
Commitments and contingencies (Notes 16 and 17)		
Shareholders' equity:		
Preferred stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Series common stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $.01 per share; 1,000,000,000 shares authorized; 342,902,272 shares issued at December 31, 2007 and 2006	3.4	3.4
Capital surplus	387.9	345.7
Retained earnings	2,661.1	2,091.4
Treasury stock, at cost; 91,495,426 and 64,296,812 shares of common stock at December 31, 2007 and 2006, respectively	(3,851.6)	(2,264.7)
Accumulated other comprehensive income (loss)	15.6	(8.4)
Total shareholders' (deficit) equity	(783.6)	167.4
Total liabilities and shareholders' equity	$ 1,714.6	$ 1,497.7

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS of CASH FLOWS

(amounts in millions)

Year Ended December 31,	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 701.5	$ 753.9	$ 560.8
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	42.9	39.5	35.2
Stock-based compensation expense	90.2	77.1	54.8
Non-cash portion of restructuring charge	7.0	—	—
Deferred income taxes	(76.4)	(27.2)	(20.2)
Excess tax benefits from exercise of stock options	(52.2)	(103.2)	70.2
Legacy tax	(52.3)	—	—
Gain on sale of building	—	(160.6)	—
Other	—	1.2	2.2
Changes in assets and liabilities:			
Accounts receivable	36.7	(42.4)	(53.1)
Other current assets	(58.3)	8.9	1.0
Other assets and prepaid pension costs	15.5	(40.0)	(6.7)
Accounts payable and accrued liabilities	53.9	141.4	(16.0)
Restructuring liability	33.1	—	—
Deferred revenue	79.2	80.2	52.2
FIN No. 48 and other non-current tax and related liabilities	91.9	8.9	11.4
Deferred rent	53.1	6.2	0.9
Other liabilities	18.2	8.6	15.2
Net cash provided by operating activities	984.0	752.5	707.9
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital additions	(181.8)	(31.1)	(31.3)
Purchases of marketable securities	(191.4)	(414.0)	(324.4)
Sales and maturities of marketable securities	252.9	436.5	235.5
Net proceeds from sale of building	—	163.9	—
Cash paid for acquisitions and investment in affiliates, net of cash acquired	(4.4)	(39.2)	(30.2)
Net cash (used in) provided by investing activities	(124.7)	116.1	(150.4)
CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowings under revolving credit facilities	1,000.0	—	—
Repayments of borrowings under revolving credit facilities	(1,000.0)	—	—
Issuance of commercial paper	6,684.1	—	—
Repayment of commercial paper	(6,136.7)	—	—
Repayment of notes	—	—	(300.0)
Issuance of notes	300.0	—	300.0
Net proceeds from stock plans	65.9	105.3	89.1
Excess tax benefits from exercise of stock options	52.2	103.2	—
Cost of treasury shares repurchased	(1,738.4)	(1,093.6)	(691.7)
Payment of dividends	(85.2)	(79.5)	(60.3)
Payments under capital lease obligations	(2.0)	(0.6)	(1.3)
Debt issuance costs and related fees	(1.4)	—	(2.3)
Net cash used in financing activities	(861.5)	(965.2)	(666.5)
Effect of exchange rate changes on cash and cash equivalents	20.4	18.7	(11.1)
Increase (decrease) in cash and cash equivalents	18.2	(77.9)	(120.1)
Cash and cash equivalents, beginning of the period	408.1	486.0	606.1
Cash and cash equivalents, end of the period	$ 426.3	$ 408.1	$ 486.0

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS of SHAREHOLDERS' EQUITY

(amounts in millions)

	Common Stock		Capital	Retained	Treasury Stock		Accumulated Other Comprehensive	Total Shareholders' Equity	Compre-hensive
	Shares	Amount	Surplus	Earnings	Shares	Amount	Income (Loss)	(Deficit)	Income
Balance at December 31, 2004	342.9	$3.4	$142.3	$ 939.3	(45.1)	$ (777.2)	$ 9.7	$ 317.5	
Net income				560.8				560.8	$ 560.8
Dividends				(80.9)				(80.9)	
Proceeds from stock plans, including excess tax benefits			159.3					159.3	
Stock-based compensation			55.0					55.0	
Net treasury stock activity			(115.7)		(7.5)	(576.0)		(691.7)	
Currency translation adjustment							(7.3)	(7.3)	(7.3)
Additional minimum pension liability (net of tax of $1.8 million)							(2.5)	(2.5)	(2.5)
Unrecognized losses on cash flow hedges							(0.8)	(0.8)	(0.8)
Comprehensive income									$ 550.2
Balance at December 31, 2005	342.9	$3.4	$240.9	$1,419.2	(52.6)	$(1,353.2)	$(0.9)	$ 309.4	
Net income				753.9				753.9	$ 753.9
Dividends				(81.7)				(81.7)	
Proceeds from stock plans, including excess tax benefits			209.0					209.0	
Stock-based compensation			77.3					77.3	
Net treasury stock activity			(181.5)		(11.7)	(911.5)		(1,093.0)	
Currency translation adjustment							11.4	11.4	11.4
Additional minimum pension liability (net of tax of $0.7 million)							1.0	1.0	1.0
Amounts eliminated related to additional minimum pension liability upon the implementation of SFAS No. 158 (net of tax of $1.8 million)							2.5	2.5	
Actuarial losses and prior service costs recognized upon the implementation of SFAS No. 158 (net of tax of $16.3 million)							(22.5)	(22.5)	
Unrecognized losses on cash flow hedges							0.1	0.1	0.1
Comprehensive income									$ 766.4
Balance at December 31, 2006	342.9	$3.4	$345.7	$2,091.4	(64.3)	$(2,264.7)	$ (8.4)	$ 167.4	
Net income				701.5				701.5	701.5
Dividends				(88.4)				(88.4)	
Amounts recognized upon implementation of FIN No. 48				(43.4)				(43.4)	
Proceeds from stock plans, including excess tax benefits			92.0					92.0	
Stock-based compensation			94.6					94.6	
Net treasury stock activity			(144.4)		(27.2)	(1,586.9)		(1,731.3)	
Currency translation adjustment							12.9	12.9	12.9
Net actuarial gains and prior service costs (net of tax of $5.9 million)							7.8	7.8	7.8
Amortization and recognition of prior service costs and actuarial losses (net of tax of $2.5 million)							3.4	3.4	3.4
Unrealized loss on available-for-sale securities and cash flow hedges							(0.1)	(0.1)	(0.1)
Comprehensive income									$725.5
Balance at December 31, 2007	342.9	$3.4	$387.9	$2,661.1	(91.5)	$(3,851.6)	$15.6	$ (783.6)	

The accompanying notes are an integral part of the consolidated financial statements.

(tabular dollar and share amounts in millions, except per share data)

Note 1.

Description of Business and Basis of Presentation

Moody's Corporation ("Moody's" or the "Company") is a provider of (i) credit ratings, research and analysis covering fixed-income securities, other debt instruments and the entities that issue such instruments in the global capital markets, and credit training services and (ii) quantitative credit risk assessment products and services and credit processing software for banks, corporations and investors in credit-sensitive assets. Moody's operates in two reportable segments: Moody's Investors Service ("MIS") and Moody's KMV ("MKMV"). Moody's Investors Service publishes rating opinions on a broad range of credit obligors and credit obligations issued in domestic and international markets, including various corporate and governmental obligations, structured finance securities and commercial paper programs. It also publishes investor-oriented credit information, research and economic commentary, including in-depth research on major issuers, industry studies, special comments and credit opinion handbooks. The Moody's KMV business develops and distributes quantitative credit risk assessment products and services and credit processing software for banks, corporations and investors in credit-sensitive assets.

The Company operated as part of The Dun & Bradstreet Corporation ("Old D&B") until September 30, 2000 (the "Distribution Date"), when Old D&B separated into two publicly traded companies —Moody's Corporation and The New D&B Corporation ("New D&B"). At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company (the "D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services (the "Moody's Business") and was renamed "Moody's Corporation". The method by which Old D&B distributed to its shareholders its shares of New D&B stock is hereinafter referred to as the "2000 Distribution".

For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a Distribution Agreement (the "2000 Distribution Agreement"), Tax Allocation Agreement, Employee Benefits Agreement, Shared Transaction Services Agreement, Insurance and Risk Management Services Agreement, Data Services Agreement and Transition Services Agreement.

Note 2.

Summary of Significant Accounting Policies

BASIS OF CONSOLIDATION

The consolidated financial statements include those of Moody's Corporation and its majority- and wholly owned subsidiaries. The effects of all intercompany transactions have been eliminated. Investments in companies for which the Company has significant influence over operating and financial policies but not a controlling interest are accounted for on an equity basis. Investments in companies for which the Company does not have the ability to exercise significant influence are carried on the cost basis of accounting.

The Company applies the guidelines set forth in Financial Accounting Standards Board ("FASB") Interpretation No. 46R "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN No. 46R") in assessing its interests in variable interest entities to decide whether to consolidate that entity. The Company has reviewed the potential variable interest entities and determined that there are no consolidation requirements under FIN No. 46R.

CASH AND CASH EQUIVALENTS

Cash equivalents principally consist of investments in money market mutual funds and high-grade commercial paper with maturities of three months or less when purchased. Interest income on cash and cash equivalents and short-term investments was $19.3 million, $18.2 million and $26.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, typically three to 20 years for computer equipment and office furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Expenditures for maintenance and repairs that do not extend the economic useful life of the related assets are charged to expense as incurred. Gains and losses on disposals of property and equipment are reflected in the consolidated statements of operations.

COMPUTER SOFTWARE

Costs for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". These costs primarily relate to the development of MKMV credit processing software and quantitative credit risk assessment products to be licensed to customers and generally consist of professional services provided by third parties and compensation costs of employees that develop the software. Amortization expense for all such software for the years ended December 31, 2007, 2006 and 2005 was $1.7 million, $6.0 million and $8.0 million, respectively.

The Company capitalizes costs related to software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These assets, included in property and equipment in the consolidated balance sheets, relate to the Company's accounting, product delivery and other systems. Such costs generally consist of direct costs of third-party license fees, professional services provided by third parties and employee compensation, in each case incurred either during the application development stage or in connection with upgrades and enhancements that increase functionality. Such costs are depreciated over their estimated useful lives, generally three to five years. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred.

LONG-LIVED ASSETS, INCLUDING GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Finite-lived intangible assets and other long-lived assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted future cash flows are lower than the carrying amount of the related asset, a loss is recognized for the difference between the carrying amount and the estimated fair value of the asset. Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if events or circumstances indicate the assets may be impaired. If the estimated fair value is less than its carrying amount, a loss is recognized.

STOCK-BASED COMPENSATION

On January 1, 2006, the Company implemented, under the modified prospective application method, the fair value method of accounting for stock-based compensation under SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). Under this pronouncement, companies are required to record compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Previously, on January 1, 2003, the Company implemented, on a prospective basis, the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation".

In November 2005, the FASB issued FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). FSP 123R-3 provides for an alternative transition method for establishing the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the implementation of SFAS No. 123R. The Company has elected to adopt this alternative transition method in establishing the beginning APIC pool at January 1, 2006.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Based on the Company's risk management policy, from time to time the Company may use derivative financial instruments to reduce exposure to changes in foreign exchange and interest rates. The Company does not enter into derivative financial instruments for speculative purposes. The Company accounts for derivative financial instruments and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" ("SFAS No. 133"), as amended and interpreted, which requires that all derivative financial instruments be recorded on the balance sheet at their respective fair values. The changes in the value of derivatives that qualify as fair value hedges are recorded currently into earnings. Changes in the derivative's fair value that qualify as cash flow hedges are recorded as other comprehensive income or loss, to the extent the hedge is effective, and such amounts are reclassified to earnings in the same period or periods during which the hedged transaction affects income.

EMPLOYEE BENEFIT PLANS

Moody's maintains various noncontributory defined benefit pension plans, in which substantially all U.S. employees of the Company are eligible to participate, as well as other contributory and noncontributory retirement and post-retirement plans. The expenses, assets, liabilities and obligations that Moody's reports for pension and other post-retirement benefits are dependent on many assumptions concerning the outcome of future events and circumstances. Moody's major assumptions vary by plan and the Company determines these assumptions based on the Company's long-term actual experience and future outlook as well as consultation with outside actuaries and other advisors where deemed appropriate. If actual results differ from the Company's assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition". As such, revenue is recognized when an arrangement exists, the services have been provided and accepted by the customer, fees are determinable and the collection of resulting receivables is considered probable.

Revenue attributed to initial ratings of issued securities is recognized when the rating is issued. Revenue attributed to monitoring of issuers or issued securities is recognized over the period in which the monitoring is performed. In most areas of the ratings business, the Company charges issuers annual monitoring fees and amortizes such fees ratably over the related one-year period. In the case of commercial mortgage-backed securities, fees that are charged for future monitoring over the life of the related securities are amortized over such lives which range from nine to 46 years as of December 31, 2007.

In areas where the Company does not separately charge monitoring fees, the Company defers portions of the rating fees that it estimates will be attributed to future monitoring activities and recognizes such fees ratably over the applicable estimated monitoring period. The portion of the revenue to be deferred is based upon a number of factors, including the estimated fair market value of the monitoring services charged for similar securities or issuers. The estimated monitoring period is determined based on factors such as the lives of the rated securities. Currently, the estimated monitoring periods range from one to 10 years.

Revenue from sales of research products and from credit risk management subscription products is recognized ratably over the related subscription period, which is principally one year. Revenue from licenses of credit processing software is recognized at the time the product is shipped to customers, or at such other time as the Company's obligations are complete. Related software maintenance revenue is recognized ratably over the annual maintenance period.

Amounts billed or received in advance of providing the related products or services are classified in accounts payable and accrued liabilities in the consolidated financial statements and reflected in revenue when earned. In addition, the consolidated balance sheets reflect as current deferred revenue amounts that are expected to be recognized within one year of the balance sheet date, and as non-current deferred revenue amounts that are expected to be recognized over periods greater than one year. The majority of the balance in non-current deferred revenue relates to fees for future monitoring of commercial mortgage-backed securities.

ACCOUNTS RECEIVABLE ALLOWANCES

Moody's records as reductions of revenue provisions for estimated future adjustments to customer billings, based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance. Adjustments to and write-offs of receivables are charged against the allowance. Moody's evaluates its estimates on a regular basis and makes adjustments to its revenue provisions and the accounts receivable allowance as considered appropriate.

OPERATING EXPENSES

Operating expenses are charged to income as incurred. These expenses include costs associated with the development and production of the Company's products and services and their delivery to customers. These expenses principally include employee compensation and benefits and travel costs that are incurred in connection with these activities.

RESTRUCTURING CHARGE

The Company reports costs associated with employee terminations in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS No. 112") as it has an ongoing benefit arrangement in place, SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS No. 88"), and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" for other exit activities such as contract termination costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses are charged to income as incurred. These expenses include such items as compensation and benefits for corporate officers and staff and compensation and other expenses related to sales of products. They also include items such as office rent, business insurance, professional fees and gains and losses from sales and disposal of assets.

FOREIGN CURRENCY TRANSLATION

For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated into U.S. dollars using end-of-year exchange rates, and revenue and expenses are translated using average exchange rates for the year. For these operations, currency translation adjustments are accumulated in a separate component of shareholders' equity. Transaction gains and losses are reflected in other non-operating income (expense), net. Transaction gains (losses) were $(0.2) million for the year ended December 31, 2007 and were nil and $(8.2) million for the years ended December 31, 2006 and 2005, respectively.

COMPREHENSIVE INCOME

Comprehensive income represents the change in net assets of a business enterprise during a period due to transactions and other events and circumstances from non-owner sources including foreign currency translation impacts, net actuarial losses and net prior service costs related to pension and other post-retirement plans recorded in accordance with SFAS No. 158, changes in minimum pension liability, unrealized gains/(losses) on available-for-sale securities and derivative instruments. Accumulated comprehensive (loss) income is comprised of currency translation adjustments of $27.7 million and $14.8 million in 2007 and 2006, respectively, net actuarial losses and net prior service costs related to the Company's pension and other post-retirement plans of $(11.3) million and $(22.5) million in 2007 and 2006, respectively, derivative financial instruments of $(0.6) million and $(0.7) million in 2007 and 2006, respectively, and $(0.2) million in unrealized losses on available-for-sale securities in 2007. The required disclosures have been included in the consolidated statements of shareholders' equity.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. On January 1, 2007, the Company implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48").

The Company classifies interest related to unrecognized tax benefits in interest expense in its consolidated statements of operations. Penalties, if incurred, would be recognized in other non-operating expenses. Prior to the implementation of FIN No. 48, interest expense and, if necessary, penalties associated with tax contingencies were recorded as part of the provision for income taxes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, cash equivalents, trade receivables and payables, all of which are short-term in nature and, accordingly, approximate fair value. Additionally, the Company invests in short-term investments that are carried at fair value. The fair value of the Company's notes payable, which have a fixed rate of interest, is estimated using discounted cash flow analyses based on the prevailing interest rates available to the Company for borrowings with similar maturities. The carrying amount of the Company's notes payable was $600.0 million and $300.0 million at December 31, 2007 and 2006, respectively. Their estimated fair value was $650.8 million and $299.1 million at December 31, 2007 and 2006, respectively. The outstanding foreign exchange options are recorded at fair value, which is an asset of $2.3 million.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk principally consist of cash and cash equivalents, short-term investments and trade receivables.

Cash equivalents consist of investments in high-quality investment-grade securities within and outside the United States. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high-grade commercial paper. Short-term investments primarily consist of certificates of deposit and high-grade corporate bonds in Korea as of December 31, 2007 and high-grade auction rate securities within the United States as of December 31, 2006. The Company manages its credit risk exposure on cash equivalents and short-term investments by limiting the amount it can invest with any single issuer. No customer accounted for 10% or more of accounts receivable at December 31, 2007 or 2006.

EARNINGS PER SHARE OF COMMON STOCK

In accordance with SFAS No. 128, "Earnings per Share", basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share is calculated giving effect to all potentially dilutive common shares, assuming that such shares were outstanding during the reporting period.

PENSION AND OTHER POST-RETIREMENT BENEFITS

Effective as of December 31, 2006, the Company accounts for its pension and other post-retirement benefit plans in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize as an asset or liability in its statement of financial position the funded status of its defined benefit post-retirement plans and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Estimates are used for, but not limited to, revenue recognition, accounts receivable allowances, income taxes, contingencies, valuation of investments in affiliates, long-lived and intangible assets and goodwill, pension and other post-retirement benefits, stock-based compensation, and depreciation and amortization rates for property and equipment and computer software.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 is expected to increase the consistency of fair value measurements and applies only to those measurements that are already required or permitted to be measured at fair value by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP FAS 157-2), which partially defers the effective date of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The Company has implemented the deferral provisions of FSP FAS 157-2 and as a result has partially implemented the provisions of SFAS No. 157 as of January 1, 2008. The partial implementation of SFAS 157 does not have a material impact on the Company's consolidated financial position and results of operations and the Company will apply, as of January 1, 2009, the provisions of SFAS No. 157 to its non-financial assets and liabilities initially measured at fair value in a business combination and not subsequently remeasured at fair value, non-financial assets and liabilities measured at fair value for a goodwill impairment assessment, non-financial long-lived assets measured at fair value for an asset impairment assessment, and asset retirement obligations initially measured at fair value.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 expands the use of fair value accounting but does not affect existing standards that require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to measure many financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value recognized in earnings each reporting period. Items eligible for fair-value election include recognized financial assets and liabilities such as equity-method investments, investments in equity securities that do not have readily determinable fair values, and written loan commitments. If the use of fair value is elected, the election must be applied to individual instruments with certain restrictions, is irrevocable and must be applied to an entire instrument. Any upfront costs and fees related to the item elected for fair value must be recognized in earnings and cannot be deferred. At the implementation date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the implementation of SFAS No. 159, changes in fair value will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and has been implemented by the Company as of January 1, 2008. The Company has not elected any eligible items for fair value measurement and as a result the implementation of this standard does not have a material impact on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS No. 141R"). SFAS No. 141R extends its applicability to all transactions and other events in which one entity obtains control over one or more other businesses and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. SFAS 141R also expands disclosure requirements to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be implemented by the Company as of January 1, 2009. The Company is currently evaluating the potential impact that implementing SFAS No. 141R will have on its consolidated financial condition, results of operations, and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners and requires that a noncontrolling interest in a subsidiary be reported as equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and is required to be implemented by the Company as of January 1, 2009. The Company is currently evaluating the impact that implementing SFAS No. 160 will have on its consolidated financial condition, results of operations, and cash flows.

Note 3.

Reconciliation of Weighted Average Shares Outstanding

Below is a reconciliation of basic shares outstanding to diluted shares outstanding:

Year Ended December 31,	**2007**	2006	2005
Basic	266.4	284.2	297.7
Dilutive effect of shares issuable under stock-based compensation plans	5.8	7.7	7.9
Diluted	272.2	291.9	305.6
Antidilutive options to purchase common shares and restricted stock excluded from the table above	5.6	2.9	3.1

The calculation of diluted earnings per share requires certain assumptions regarding the use of proceeds that would be received upon the exercise of stock options. These assumed proceeds include the excess tax benefit that would be received upon exercise of options outstanding as of December 31, 2007, 2006 and 2005. Such proceeds are based on deferred tax assets assumed to be calculated under the provisions of SFAS No. 123R.

Note 4.
Short-Term Investments

Short-term investments are securities with maturities greater than 90 days at the time of purchase that are available for operations in the next 12 months and include auction rate certificates at December 31, 2006. The short-term investments are classified as available-for-sale and therefore are carried at fair value. The remaining contractual maturities of the short-term investments were one month to 10 months and one month to 39 years as of December 31, 2007 and 2006, respectively. Unrealized holding gains and losses on available-for-sale securities are included in accumulated other comprehensive income, net of applicable income taxes in the consolidated financial statements. During the years ended December 31, 2007, 2006 and 2005, realized gains or losses from the sales of available-for-sale securities were immaterial or nil. As of December 31, 2007 and 2006, unrealized gains or losses from available-for-sale securities were immaterial.

Note 5.
Derivative Instruments and Hedging Activities

In December 2007, the Company commenced a hedging program to protect against foreign currency exchange rate risks from forecasted billings and related revenue denominated in the euro and the British pound. Foreign exchange options were utilized to hedge exposures related to changes in foreign currency exchange rates. These option contracts have maturities between one and 15 months. As of December 31, 2007, all contracts were set to expire at various times through March 2009. The notional amount of the foreign currency option contracts outstanding at December 31, 2007 by currency pair was 7.9 million British pounds for GBP/USD, 16.7 million euros for euro/USD and 61.5 million for euro/GBP and the fair value of these contracts, which was recorded in other current assets in the Company's consolidated balance sheets, was $2.3 million.

In October 2006, the Company entered into two hedging transactions using options to protect against foreign currency exchange rate risks from forecasted revenue denominated in euros. The aggregate notional amount of the foreign currency option contracts outstanding at December 31, 2006 was $7.9 million and the fair value of these contracts, which was recorded in other current assets in the Company's consolidated balance sheets, was less than $0.1 million.

The amount of unrecognized foreign exchange hedge losses recorded in other comprehensive loss as of December 31, 2007 and 2006 and the amount of the hedges' ineffectiveness for 2007 and 2006 recorded within revenue in the consolidated statements of operations were immaterial.

Note 6.
Property and Equipment, Net

Property and equipment, net consisted of:

December 31,	**2007**	2006
Office and computer equipment	$ 92.4	$ 63.6
Office furniture and fixtures	35.6	28.8
Internal-use computer software	69.8	54.8
Leasehold improvements	137.7	30.9
Property and equipment, at cost	335.5	178.1
Less: accumulated depreciation and amortization	(120.9)	(116.1)
Total	$ 214.6	$ 62.0

Depreciation and amortization expense related to the above assets was $31.5 million, $23.6 million and $20.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 7.
Acquisitions

Wall Street Analytics, Inc.

In December 2006, the Company acquired Wall Street Analytics, Inc., a developer of structured finance analytical models and monitoring software. The acquisition has broadened Moody's capabilities in the analysis and monitoring of complex structured debt securities while increasing the firm's analytical and product development staff dedicated to creating new software and analytic tools for the structured finance market. The purchase price was not material and the near term impact to operations and cash flows is not expected to be material.

China Cheng Xin International Credit Rating Co. Ltd.
In September 2006, the Company acquired a 49% share of China Cheng Xin International Credit Rating Co. Ltd. ("CCXI") from China Cheng Xin Credit Management Co. Ltd. ("CCXCM") and an entity affiliated with CCXCM. Terms of the acquisition agreement will permit the Company to increase its ownership in CCXI to a majority over time as permitted by Chinese authorities. The purchase price was not material and the near term impact to operations and cash flows is not expected to be material.

Economy.com
In November 2005, the Company acquired Economy.com, a leading independent provider of economic research and data services. The acquisition will deepen Moody's analytical capabilities to broader areas of economic and demographic research, expand the range of products and services offered to institutional customers and introduce new customers to Moody's. It will provide Economy.com with access to Moody's extensive client base, deep product marketing capabilities and other resources needed to expand its business. The purchase price was not material and the near term impact to operations and cash flows is not expected to be material.

Note 8.
Goodwill and Other Intangible Assets

The following table summarizes the activity in goodwill for the periods indicated:

	Year Ended December 31, 2007			Year Ended December 31, 2006		
	Moody's Investors Service	Moody's KMV	Consolidated	Moody's Investors Service	Moody's KMV	Consolidated
Beginning balance	$52.0	$124.1	$176.1	$28.0	$124.1	$152.1
Additions	3.7	—	3.7	23.2	—	23.2
Foreign currency translation adjustments	0.1	—	0.1	0.8	—	0.8
Ending balance	$55.8	$124.1	$179.9	$52.0	$124.1	$176.1

Intangible assets consisted of:

December 31,	2007	2006
Customer lists		
(11.2 year weighted average life)	$62.7	$62.5
Accumulated amortization	(31.8)	(26.8)
Net customer lists	30.9	35.7
MKMV trade secret		
(12.0 year weighted average life)	25.5	25.5
Accumulated amortization	(4.4)	(2.3)
Net trade secret	21.1	23.2
Other amortizable intangible assets		
(5.6 year weighted average life)	16.1	15.4
Accumulated amortization	(11.2)	(8.6)
Net other amortizable intangible assets	4.9	6.8
Total	$56.9	$65.7

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $9.7 million, $9.9 million and $6.8 million, respectively. In December 2005, the Company began amortizing the MKMV trade secret over 12 years.

Estimated future annual amortization expense for intangible assets subject to amortization is as follows:

Year Ending December 31,	
2008	$ 8.5
2009	7.6
2010	7.6
2011	7.3
2012	7.1
Thereafter	$18.8

Note 9.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of:

December 31,	**2007**	2006
Accounts payable	$ 8.1	$8.8
Accrued income taxes (see Note 13)	69.4	68.6
Accrued compensation and benefits	141.6	154.3
Accrued interest expense	9.5	3.7
Accrued restructuring (see Note 10)	33.1	—
Advance payments	1.8	10.9
Other	107.8	93.4
Total	$371.3	$339.7

Accrued compensation and benefits included accrued incentive compensation of approximately $90 million at December 31, 2007 and $104 million at December 31, 2006. Funding and related expense for Moody's incentive compensation plans are primarily based on year-to-year growth in operating income and, to a lesser extent, earnings per share for Moody's senior management and annual results compared to budget for the Moody's Investors Service professional staff and for Moody's KMV.

Note 10.

Restructuring Charge

During the fourth quarter of 2007, the Company committed to a restructuring plan to reduce global head count by approximately 275 positions, or approximately 7.5% of the workforce, (the "Plan") in response to the Company's reorganization and a decline in current and anticipated issuance of rated debt securities in some market sectors. Included in the Plan is a reduction of staff as a result of: (i) consolidation of certain corporate staff functions, (ii) the integration of businesses comprising Moody's Analytics, a newly created segment, and (iii) an anticipated decline in new securities issuance in some market sectors. The Plan also calls for the termination of technology contracts as well as the outsourcing of certain technology functions anticipated to begin in the first half of 2008. The Plan is expected to be substantially completed by December 31, 2008.

Restructuring charges, as separately noted in the consolidated statements of operations, for the year ended December 31, 2007 were $50.0 million which consisted of $45.9 million of expenses relating to severance and other employee benefit costs, and $4.1 million for contract termination costs, as shown in the table below:

	Employee Termination Costs				Contract Termination Costs	Total Restructuring Liability
	Severance	Pension	Stock Compensation	Total		
Balance at January 1, 2007	$ —	$ —	$ —	$ —	$ —	$ —
Costs incurred	30.8	10.8	4.3	45.9	4.1	50.0
Cash payments	(1.8)	—	—	(1.8)	—	(1.8)
Non-cash charges	—	(2.7)	(4.3)	(7.0)	—	(7.0)
Balance at December 31, 2007	$29.0	$ 8.1	$ —	$37.1	$4.1	$41.2

During 2007, the Company paid $1.8 million related to actions initiated in 2007, and has $33.1 million recorded in accounts payable and accrued liabilities as of December 31, 2007, comprised of severance and contract termination costs of $29.0 million and $4.1 million, respectively. Additionally, $8.1 million is recorded within other liabilities relating to an increase in pension liabilities resulting from special termination benefits. Non-cash charges reflect a $2.7 million pension curtailment that reduced accumulated other comprehensive income, and a $4.3 million increase to capital surplus relating to a stock option modification charge.

Note 11.

Pension and Other Post-Retirement Benefits

Moody's maintains one funded and three unfunded noncontributory defined benefit pension plans. The plans provide defined benefits using a cash balance formula based on years of service and career average salary or final average pay for selected executives. The Company also provides certain healthcare and life insurance benefits for retired U.S. employees. The post-retirement healthcare plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory. Moody's funded and unfunded pension plans, the post-retirement healthcare plans and the post-retirement life insurance plans are collectively referred to herein as the "Post-Retirement Plans". Effective at the Distribution Date, Moody's assumed responsibility for the pension and other post-retirement benefits relating to its active employees. New D&B has assumed responsibility for the Company's retirees and vested terminated employees as of the Distribution Date.

Through 2007, substantially all U.S. employees were eligible to participate in the Company's defined benefit pension plans. In 2007, the Company modified its post-retirement benefit plans to better align the Company's post-retirement benefit programs with current industry practice while continuing to provide employees with competitive benefits. Effective January 1, 2008, the Company will no longer offer defined benefit pension plans to employees hired or rehired on or after January 1, 2008 and new hires will instead receive a retirement contribution in similar benefit value under the Company's Profit Participation Plan. Current participants of the Company's defined benefit pension plans will continue to accrue benefits based on existing plan benefit formulas.

As of December 31, 2006, the Company implemented the provisions of SFAS No. 158 and the incremental effect of implementation was a decrease in other assets of $15.9 million, an increase in other liabilities of $18.6 million and a pre-tax increase in accumulated other comprehensive loss of $34.5 million ($20.0 million, net of tax). Furthermore, this implementation eliminated the requirement to report additional minimum pension liability.

The amounts recognized in accumulated other comprehensive income ("AOCI") are subsequently recognized as components of net periodic benefit expense over future years pursuant to the recognition and amortization provisions of SFAS No. 87 and SFAS No. 106. The following table summarizes the changes to the net actuarial losses and prior service cost recognized in other comprehensive income related to the Company's Post-Retirement Plans for the year ended December 31, 2007 as required by SFAS No. 158:

	Pension plans			Other Post-Retirement plans		
	Pre-tax Amount	Tax Benefit or (expense)	Net of Tax Amount	Pre-tax Amount	Tax Benefit or (expense)	Net of Tax Amount
Total amount recognized in AOCI, beginning of the period						
Net actuarial (losses)	$ (32.6)	$ 13.7	$ (18.9)	$ (0.7)	$ 0.3	$ (0.4)
Net prior service costs	(4.8)	2.0	(2.8)	(0.7)	0.3	(0.4)
Beginning of the period	(37.4)	15.7	(21.7)	(1.4)	0.6	(0.8)
Amounts recognized in other comprehensive income:						
Amortization of net actuarial losses	2.5	(1.1)	1.4	—	—	—
Amortization of prior service costs	0.4	(0.2)	0.2	0.2	(0.1)	0.1
Accelerated recognition of prior service costs due to curtailment	2.7	(1.1)	1.6	—	—	—
Net actuarial gain arising during the period	15.2	(6.5)	8.7	0.6	(0.2)	0.4
Net prior service cost arising during the period due to plan amendment	(3.5)	1.5	(2.0)	0.4	(0.2)	0.2
Other comprehensive income recognized	17.3	(7.4)	9.9	1.2	(0.5)	0.7
Total amount recognized in AOCI, end of the period:						
Net actuarial losses	(14.8)	6.1	(8.7)	(0.1)	—	(0.1)
Net prior service costs	(5.3)	2.2	(3.1)	(0.1)	0.1	—
End of the period	$(20.1)	$ 8.3	$ (11.8)	$ (0.2)	$ 0.1	$ (0.1)

Amortization of net actuarial losses and prior service costs for its pension plans and other post-retirement plans in 2008 are not expected to be material.

Following is a summary of changes in benefit obligations and fair value of plan assets for the Post-Retirement Plans for the years ended December 31, 2007 and 2006:

	Pension Plans		Other Post-Retirement Plans	
	2007	2006	**2007**	2006
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation, beginning of the period	$ (134.6)	$ (127.3)	$(9.4)	$ (8.8)
Service cost	(12.6)	(11.1)	(0.9)	(0.8)
Interest cost	(8.1)	(7.0)	(0.6)	(0.4)
Plan participants' contributions	—	—	(0.1)	(0.1)
Benefits paid	1.9	2.0	0.4	0.3
Plan amendments	(3.6)	(0.3)	0.4	—
Impact of curtailment	5.3	—	0.4	—
Impact of special termination benefits	(8.1)	—	—	—
Actuarial gain (loss)	(2.5)	1.6	(0.4)	—
Assumption changes	13.0	7.5	0.5	0.4
Benefit obligation, end of the period	(149.3)	(134.6)	(9.7)	(9.4)
CHANGE IN PLAN ASSETS				
Fair value of plan assets, beginning of the period	116.6	102.1	—	—
Actual return on plan assets	8.5	15.8	—	—
Benefits paid	(1.9)	(2.0)	(0.4)	(0.3)
Employer contributions	0.7	0.7	0.3	0.2
Plan participants' contributions	—	—	0.1	0.1
Fair value of plan assets, end of the period	123.9	116.6	—	—
FUNDED STATUS OF THE PLANS	$ (25.4)	$ (18.0)	$(9.7)	$ (9.4)
AMOUNTS RECORDED ON THE CONSOLIDATED BALANCE SHEETS				
Net post-retirement benefit asset	$ 37.4	$ 36.0	$ —	$ —
Pension and post-retirement benefits liability—current	(2.2)	(1.0)	(0.5)	(0.4)
Pension and post-retirement benefits liability—non current	(60.6)	(53.0)	(9.2)	(9.0)
Net amount recognized	$ (25.4)	$ (18.0)	$(9.7)	$ (9.4)
ACCUMULATED BENEFIT OBLIGATION, END OF THE PERIOD	$ (113.7)	$ (104.2)		

The 2007 pension plan amendment above reflects the impact of the new benefit payment provision related to an unfunded plan which beginning January 1, 2008 requires lump sum payments to be paid to active participants when they retire. Previously the plan allowed lump sum or annuity payments. The 2006 pension plan amendment above relates to the impact of the Pension Protection Act of 2006 (the "PPA") that requires changes to the Company's pension plans as well as an additional participant admitted to the Supplemental Executive Benefit Plan. The PPA does not have any significant effect on the Company's current funding strategy for its U.S. pension plans.

The pension plan curtailment and the special termination benefit in 2007 relate to the termination of certain participants of the Company's Supplemental Executive Benefit Plan who left the Company. This resulted in a curtailment under SFAS No. 88 as there was a significant reduction in the expected years of future service of participants covered by this plan. As a result, the Company recognized as a component of other comprehensive income an actuarial gain of $5.3 million to reflect the reduction of the plan obligation. The special termination benefit relates to the Company waiving early retirement penalties otherwise required by this plan.

Net period benefit expenses recognized for the Post-Retirement Plans for years ended December 31:

	Pension Plans			Other Post-Retirement Plans		
	2007	2006	2005	**2007**	2006	2005
COMPONENTS OF NET PERIODIC EXPENSE						
Service cost	$12.6	$11.2	$10.1	$0.9	$0.8	$0.6
Interest cost	8.1	7.0	6.2	0.6	0.5	0.4
Expected return on plan assets	(9.0)	(8.5)	(8.2)	—	—	—
Amortization of net actuarial loss from earlier periods	2.5	3.3	2.6	—	—	—
Amortization of net prior service costs from earlier periods	0.4	0.4	0.5	0.2	0.2	0.1
Curtailment loss	2.7	—	—	—	—	—
Cost of special termination benefits	8.1	—	—	—	—	—
Settlement loss	—	—	3.2	—	—	—
Net periodic expense	$25.4	$13.4	$14.4	$1.7	$1.5	$1.1

The curtailment loss in 2007 relates to the accelerated recognition of prior service costs for certain terminated participants of the Company's Supplemental Executive Benefit Plan stated above. The curtailment loss and the cost of special termination benefits in 2007 are recorded as part of the Company's 2007 restructuring charge, discussed in Note 10. The settlement loss in 2005 relates to the election of a lump sum payment of pension benefits to settle an unfunded pension obligation.

The following information is for those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,	
	2007	2006
Projected benefit obligation	$62.7	$54.0
Accumulated benefit obligation	$42.2	$37.0
Fair value of plan assets	$ —	$ —

ADDITIONAL INFORMATION:

ASSUMPTIONS

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Post-Retirement Plans	
	2007	2006	**2007**	2006
Discount rate	6.45%	5.90%	6.35%	5.80%
Rate of compensation increase	4.00%	4.00%	—	—
Cash balance accumulation/ conversion rate	4.75%/4.96%	4.75%	—	—

Weighted-average assumptions used to determine net periodic benefit expense for years ended December 31:

	Pension Plans			Other Post-Retirement Plans		
	2007	2006	2005	**2007**	2006	2005
Discount rate	5.90%*	5.60%	5.90%	5.80%	5.45%	5.90%
Expected return on plan assets	8.35%	8.35%	8.35%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—
Cash balance accumulation/conversion rate	4.75%	4.75%	5.00%	—	—	—

* The rate of 5.90% was used in determining net periodic benefit expenses for the Company's pension plans during 2007 except for the re-measurement of the Company's Supplemental Executive Benefit Plan due to curtailment, for which a rate of 6.20% was used beginning November 1, 2007.

For 2007, the Company continued to use an assumed rate of return on assets of approximately 8.35% for Moody's funded pension plan, which was determined based on explicit long-term return assumptions for each major asset class within the plan portfolio. Moody's works with third-party consultants to determine assumptions for long-term rates of return for the asset classes that are included in the pension plan investment portfolio. These return assumptions reflect a long-term time horizon. They also reflect a combination of historical performance analysis and forward-looking views of the financial markets including consideration of inflation, current yields on long-term bonds and price-earnings ratios of the major stock market indices.

Assumed Healthcare Cost Trend Rates at December 31:	**2007**		2006		2005	
	Pre-age 65	**Post-age 65**	Pre-age 65	Post-age 65	Pre-age 65	Post-age 65
Healthcare cost trend rate assumed for the following year	10.4%	11.4%	9.0%	11.0%	10.0%	12.0%
Ultimate rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.0%		5.0%		5.0%	
Year that the rate reaches the ultimate trend rate	2015		2013		2013	

The assumed health cost trend rate was updated in 2007 to better reflect different expectations for the medical and prescribed medication components of healthcare costs and reflects these differences in proportion to their approximate share of gross healthcare costs for pre- and post-65 retirees. As the Company's subsidies for retiree healthcare coverage are capped at the 2005 level, for the majority of the post-retirement health plan participants, retiree contributions are assumed to increase at the same rate as the healthcare cost trend rates. As such, a one percentage-point increase or decrease in assumed healthcare cost trend rates would not have affected total service and interest cost and would have increased or decreased the post-retirement benefit obligation by $0.3 million and $0.2 million, respectively.

PLAN ASSETS

The assets of the funded pension plan were allocated among the following categories at December 31:

	Percentage of Plan Assets	
Asset Category	**2007**	2006
Equity securities	71%	77%
Debt securities	19	13
Real estate	10	10
Total	100%	100%

Moody's investment objective for the assets in the funded pension plan is to earn total returns that will minimize future contribution requirements over the long run within a prudent level of risk. The Company's current pension plan asset allocation targets are for approximately seventy percent of assets to be invested in equity securities, diversified across U.S. and non-U.S. stocks of small, medium and large capitalization, twenty percent in investment-grade bonds and the remainder in real estate funds. The use of derivatives to leverage the portfolio or otherwise is not permitted. The Company's monitoring of the plan includes ongoing reviews of investment performance, annual liability measurements, periodic asset/liability studies and investment portfolio reviews. As of December 31, 2006, the equity investment had advanced to represent a percentage higher than its target allocation due to asset gains and the Company rebalanced the plan assets in 2007 to bring the portfolio back into balance with the original target asset allocation. Moody's other Post-Retirement Plans are unfunded and therefore have no plan assets.

CASH FLOWS

The Company made payments of $0.7 million and $0.9 million related to its unfunded pension plan obligations during the year ended December 31, 2007 and 2006, respectively, and made no contributions to its funded pension plans during the aforementioned years. The Company made payments of $0.3 million and $0.2 million to its other post-retirement plans during the year ended December 31, 2007 and 2006, respectively. The Company presently anticipates making payments of $2.2 million to its unfunded pension plans and $0.5 million to its other post-retirement plans during 2008.

ESTIMATED FUTURE BENEFITS PAYABLE

Estimated future benefits payments for the Post-Retirement Plans are as follows at December 31, 2007:

Year ending December 31,	Pension Plans	Other Post-Retirement Plans*
2008	$4.5	$0.5
2009	5.0	0.5
2010	11.4	0.6
2011	6.9	0.6
2012	7.6	0.7
2013-2017	57.5	4.9

* The estimated future benefits payable for the Post-Retirement Plans are reflected net of the expected Medicare Part D subsidy for which the subsidy is insignificant on an annual basis for all the years presented.

PROFIT PARTICIPATION PLAN

Moody's has a profit participation plan (the "Plan") covering substantially all U.S. employees. The Plan provides for an employee salary deferral contribution and Company contributions. During 2007, eligible employees could defer up to 16% of their pay, subject to the federal limit. Moody's contributes an amount equal to 50% of employee contributions with Moody's contributions limited to 3% of the employee's pay. Moody's makes additional contributions to the Plan that are based on year-to-year growth in the Company's earnings per share. Expenses associated with this plan were $13.3 million, $15.5 million and $15.3 million in 2007, 2006 and 2005, respectively.

Moody's has made several changes to the Plan. Effective January 1, 2008, all employees that are hired or rehired after January 1, 2008 will be automatically enrolled in the Plan with a 3% deferral rate unless they decline participation and will be eligible to receive a retirement contribution into the Plan in lieu of participating in the Company's defined benefit pension plans. The amount of retirement contribution is based on an eligible employee's combined age and service as of the beginning of each month and will be in similar value to the benefits that employees would otherwise have been entitled to under the defined benefit pension plans. In addition, effective January 1, 2008, the Company has increased the maximum deferral percentage from 16% to 50% subject to the federal limit as well as implementing a deferred compensation plan whereby employees whose compensation exceeds the federal limit may elect to defer up to 6% of pay after they have reached the federal compensation limit to continue to receive a company match.

Effective January 1, 2008, Moody's has designated the Moody's Stock Fund, an investment option under the Plan, as an Employee Stock Ownership Plan and, as a result, participants in the Moody's Stock Fund may receive dividends in cash or may reinvest such dividends into the Moody's Stock Fund.

INTERNATIONAL PLANS

Certain of the Company's international operations provide pension benefits to their employees in the form of defined contribution plans. Company contributions are primarily determined as a percentage of employees' eligible compensation. Expenses related to these plans for the years ended December 31, 2007, 2006 and 2005 were $4.8 million, $3.9 million and $3.1 million, respectively.

In addition, the Company also maintains an unfunded defined benefit pension plan for its German employees, which was closed to new entrants in 2002. The pension liability recorded related to this plan was $2.9 million, $3.2 million, and $2.6 million based on the discount rate of 5.60%, 4.25%, and 4.15% at December 31, 2007, 2006, and 2005, respectively. The pension liability recorded as of December 31, 2007 represents the unfunded status of this plan, and the entire balance was recognized in the statement of financial position as a non-current liability. Expense related to this plan for the years ended December 31, 2007, 2006 and 2005 was approximately $0.4 million, $0.3 million and $0.6 million, respectively. These amounts are not included in the tables above. The incremental effect of implementing SFAS No. 158 for this plan was immaterial. As of December 31, 2007, the Company has included in AOCI net actuarial gains of $1.0 million ($0.6 million, net of tax) that have yet to be recognized as a reduction to net periodic pension expense. The Company expects its 2008 amortization of the net actuarial gains to be immaterial.

Note 12.

Stock-Based Compensation Plans

Presented below is a summary of the stock compensation cost and associated tax benefit in the accompanying Consolidated Statements of Operations:

	2007	2006	2005
Stock compensation cost	$90.2	$77.1	$54.8
Tax benefit	$34.0	$29.7	$21.4

The restructuring charge, as described in Note 10, includes $4.3 million relating to a stock award modification for three employees which is not included in the stock compensation cost for 2007 shown in the table above. The nature of the modification was to accelerate the vesting of certain awards for the affected employees as if they were retirement eligible at the date of their termination.

In 2006, the incremental compensation expense due to the implementation of SFAS No. 123R caused operating income and income before provision for income taxes to decrease by $5.8 million, net income to decrease by $3.5 million and had a $0.02 and $0.01 impact on basic and diluted earnings per share, respectively. In addition, prior to the implementation of SFAS No. 123R, excess tax benefits relating to stock-based compensation was presented in the consolidated statements of cash flows as an operating cash flow, along with other tax cash flows, in accordance with the provisions of Emerging Issues Task Force ("EITF") No. 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option" ("EITF 00-15"). SFAS No. 123R supersedes EITF 00-15, amends SFAS No. 95, "Statement of Cash Flows", and requires tax benefits relating to excess stock-based compensation deductions to be prospectively presented in the consolidated statements of cash flows as a financing cash flow. As a result of this change in presentation, excess tax benefits from stock-based compensation were recorded as cash flows from financing activities rather than a cash flow from operating activities for the years ended December 31, 2007 and 2006.

Additionally, the expense for the year ended December 31, 2005 includes approximately $9.1 million relating to the accelerated expensing of equity grants for employees who were at or near retirement eligibility as defined in the related Company stock plans. The 2005 expense is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123 rather than being applied prospectively as of January 1, 2003. Had the Company determined stock-based compensation expense using the fair value method provisions of SFAS No. 123 since its original effective date, Moody's net income and earnings per share for 2005 would have been reduced to the pro forma amounts shown in the table below. The pro forma amounts for the year ended December 31, 2005 include the effect of the $9.1 million pre-tax charge discussed above.

	2005
Net income:	
As reported	$560.8
Add: Stock-based compensation expense included in reported net income, net of tax	33.3
Deduct: Stock-based compensation expense determined under the fair value method, net of tax	(38.6)
Pro forma net income	$555.5
Basic earnings per share:	
As reported	$1.88
Pro forma	$1.87
Diluted earnings per share:	
As reported	$1.84
Pro forma	$1.82

The fair value of each employee stock option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted below. The expected dividend yield is derived from the annual dividend rate on the date of grant. The expected stock volatility is based on an assessment of implied volatility from traded options as well as historical volatility. The risk-free interest rate is based on U.S. government zero coupon bonds with maturities similar to the expected holding period. The expected holding period was determined by examining historical and projected post-vesting exercise behavior activity. The following weighted average assumptions were used for options granted during 2007, 2006 and 2005:

	2007	2006	2005
Expected dividend yield	0.44%	0.44%	0.52%
Expected stock volatility	23%	23%	23%
Risk-free interest rate	4.78%	4.59%	4.07%
Expected holding period	5.7 yrs	6.0 yrs	6.0 yrs
Grant date fair value	$22.65	$19.97	$12.62

Prior to the 2000 Distribution, certain employees of Moody's received grants of Old D&B stock options under Old D&B's 1998 Key Employees' Stock Incentive Plan (the "1998 Plan"). At the Distribution Date, all unexercised Old D&B stock options held by Moody's employees were converted into separately exercisable options to acquire Moody's common stock and separately exercisable options to acquire New D&B common stock, such that each option had the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price, and the same vesting provisions, option periods and other terms and conditions applicable prior to the 2000 Distribution. Old D&B stock options held by employees and retirees of Old D&B were converted in the same manner. Immediately after the 2000 Distribution, the 1998 Plan was amended and implemented by the Company.

Under the 1998 Plan, 33.0 million shares of the Company's common stock have been reserved for issuance. The Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (the "2001 Plan"), which is shareholder approved, permits the granting of up to 28.6 million shares, of which not more than 8.0 million shares are available for grants of awards other than stock options. The 2001 Plan was amended and approved at the annual shareholders meeting on April 24, 2007, increasing the number of shares reserved for issuance by 3.0 million, which are included in the aforementioned amounts. Both the 1998 Plan and the 2001 Plan (the "Stock Plans") provide that options are exercisable not later than 10 years from the grant date. The vesting period for awards under the Stock Plans is generally determined by the Board of Directors at the date of the grant and has been four years except for employees who are at or near retirement eligibility, as defined, for which vesting is between one and four years. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. The Stock Plans also provide for the granting of restricted stock.

The Company maintains a stock plan for its Board of Directors, the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (the "Directors' Plan"), which permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. The Directors' Plan provides that options are exercisable not later than 10 years from the grant date. The vesting period is determined by the Board of Directors at the date of the grant and is generally one year for options and three years for restricted stock. Under the Directors' Plan, 0.8 million shares of common stock were reserved for issuance. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the Directors' Plan.

A summary of option activity as of December 31, 2007 and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, December 31, 2006	20.1	$30.48		
Granted	2.9	72.51		
Exercised	(3.4)	20.37		
Forfeited or expired	(1.0)	57.20		
Outstanding, December 31, 2007	18.6	$37.43	5.7 yrs	$149.2
Vested and expected to vest, December 31, 2007	18.0	$36.56	5.6 yrs	$149.1
Exercisable, December 31, 2007	11.8	$25.42	4.5 yrs	$146.8

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Moody's closing stock price on the last trading day of the year ended December 31, 2007 and the exercise prices, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of December 31, 2007. This amount varies based on the fair value of Moody's stock. As of December 31, 2007, there was $76.4 million of total unrecognized compensation expense related to options. The expense is expected to be recognized over a weighted average period of 1.3 years.

The following table summarizes information relating to stock option exercises:

Year Ended December 31,	**2007**	2006	2005
Proceeds from stock option exercises	$ 69.3	$105.0	$ 86.2
Aggregate intrinsic value	$139.4	$269.6	$179.1
Tax benefit realized upon exercise	$ 53.9	$108.0	$ 72.1

A summary of the status of the Company's nonvested restricted stock as of December 31, 2007 and changes during the year then ended is presented below:

Nonvested Restricted Stock	Shares	Weighted Average Grant Date Fair Value Per Share
Balance, December 31, 2006	1.7	$52.12
Granted	0.9	72.52
Vested	(0.7)	49.36
Forfeited	(0.2)	63.66
Balance, December 31, 2007	1.7	$63.20

As of December 31, 2007, there was $59.9 million of total unrecognized compensation expense related to nonvested restricted stock. The expense is expected to be recognized over a weighted average period of 1.3 years.

The following table summarizes information relating to the vesting of restricted stock awards:

Year Ended December 31,	2007	2006	2005
Fair value of vested shares	$43.2	$27.8	$9.8
Tax benefit realized upon vesting	$16.6	$10.9	$3.9

The Company has a policy of issuing treasury stock to satisfy shares issued under stock-based compensation plans. The Company currently expects to use a significant portion of its cash flow to continue its share repurchase program as discussed in Note 15.

In addition, the Company also sponsors the 1999 Moody's Corporation Employee Stock Purchase Plan ("ESPP"). Under the ESPP, 6.0 million shares of common stock were reserved for issuance. The ESPP allows eligible employees to purchase common stock of the Company on a monthly basis at 85% of the average of the high and the low trading prices on the New York Stock Exchange on the last trading day of each month. The employee purchases are funded through after-tax payroll deductions, which plan participants can elect from one percent to 10 percent of compensation, subject to the annual federal limit. This results in stock-based compensation expense for the difference between the purchase price and fair market value under SFAS No. 123R.

Note 13.

Income Taxes

Components of the Company's income tax provision are as follows:

Year Ended December 31,	2007	2006	2005
CURRENT:			
Federal	$277.0	$362.2	$234.6
State and local	89.8	105.0	89.8
Non-U.S.	124.8	66.6	69.7
Total	491.6	533.8	394.1
DEFERRED:			
Federal	(64.9)	(20.1)	(15.0)
State and local	(10.7)	(5.8)	(5.4)
Non-U.S.	(0.8)	(1.3)	0.2
Total	(76.4)	(27.2)	(20.2)
Total	$415.2	$506.6	$373.9

A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income before provision for income taxes is as follows:

Year Ended December 31,	2007	2006	2005
U.S. statutory tax rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	4.6	5.1	5.9
U.S. (benefit)/taxes on foreign income	(0.1)	(0.5)	0.3
Legacy tax items	(2.4)	0.1	(0.3)
Jobs Act repatriation benefit	—	—	(0.4)
Other	0.1	0.5	(0.5)
Effective tax rate	37.2%	40.2%	40.0%

The Company paid income taxes of $408.7 million, $408.8 million and $355.6 million during the years ended December 31, 2007, 2006 and 2005, respectively.

The source of income from continuing operations before income taxes is as follows:

	2007	2006	2005
United States	$ 814.7	$1,026.0	$726.1
International	302.0	234.5	208.6
Income from continuing operations before income taxes	$1,116.7	$1,260.5	$934.7

The components of deferred tax assets and liabilities are as follows:

December 31,	**2007**	2006
DEFERRED TAX ASSETS:		
Current:		
Accounts receivable allowances	$ 4.9	$5.2
Accrued compensation and benefits	4.6	5.5
Deferred Revenue	21.1	2.0
Restructuring	19.7	—
Other	0.6	0.6
Total	50.9	13.3
Non-current:		
Accumulated depreciation and amortization	—	8.8
Stock-based compensation	62.3	46.6
Benefit plans	35.5	33.6
State taxes	2.8	2.0
Deferred rent and construction allowance	23.1	—
Amounts related to uncertain tax positions	37.8	—
Other	3.4	6.4
Total	164.9	97.4
Total deferred tax assets	215.8	110.7
DEFERRED TAX LIABILITIES:		
Current:		
Prepaid expenses	(0.3)	(0.2)
Total	(0.3)	(0.2)
Non-current:		
Accumulated depreciation and amortization	(3.1)	—
Benefit plans	(20.6)	(21.5)
Intangible assets and capitalized software	(11.7)	(10.7)
Other	(0.7)	—
Total	(36.1)	(32.2)
Total deferred tax liabilities	(36.4)	(32.4)
Net deferred tax assets	$179.4	$78.3

Current deferred tax assets, net of current deferred tax liabilities, as well as prepaid taxes of $52.0 million and $3.5 million for December 31, 2007 and 2006, respectively, are included in other current assets in the consolidated balance sheets. Non-current tax receivables of $31.9 million and $39.8 million for December 31, 2007 and 2006, respectively, are included in other assets. During 2006, Moody's deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential legacy tax deficiencies known as "Amortization Expense Deductions", as further discussed in Note 17. The net effects of non-current deferred tax assets and non-current deferred tax liabilities are included in other assets at December 31, 2007 and 2006. No valuation allowances were established against any other deferred tax assets for December 31, 2007 and 2006, as management has determined, based on the Company's history of prior and current levels of operating earnings, that none should be provided.

Undistributed earnings of non-U.S. subsidiaries aggregated approximately $312 million and $205 million for December 31, 2007 and 2006, respectively. Management's intention is that earnings from subsidiaries in France, Germany, Spain, Italy, Canada and Japan and a portion of earnings from subsidiaries in the United Kingdom will be remitted to the U.S. on a regular basis. As such, incremental deferred U.S. taxes related to anticipated distributions have been provided in the consolidated financial statements. Deferred tax liabilities have not been recognized for approximately $150 million of undistributed foreign earnings that management intends to permanently reinvest outside the U.S. If all such undistributed earnings were remitted to the U.S., the amount of incremental U.S. federal and foreign income taxes payable, net of foreign tax credits, would be approximately $15 million.

On January 1, 2007, the Company implemented the provisions of FIN No. 48, resulting in a reduction to retained earnings of $43.3 million. This reduction is comprised of a $32.9 million increase in the liability for unrecognized tax benefits ("UTBs") and accrued interest of $17.3 million ($10.4 million, net of tax). As of the date of implementation and after the impact of recognizing the increase in the liability noted above, the Company's UTBs totaled $122.7 million of which $97.5 million represented the amount that, if recognized, would impact the effective income tax rate in future periods.

A reconciliation of the beginning and ending amount of UTBs is as follows:

Balance as of January 1, 2007	$122.7
Additions for tax positions related to the current year	41.5
Additions for tax positions of prior years	27.7
Reductions for tax positions of prior years	(4.0)
Lapse of statute of limitations	(31.8)
Balance as of December 31, 2007	$156.1

As of December 31, 2007, the Company had $156.1 million of UTBs of which $118.3 million represents the amount that, if recognized, would impact the effective income tax rate in future periods.

The Company classifies interest related to UTBs in interest expense in its consolidated statements of operations. Penalties, if incurred, would be recognized in other non-operating expenses. Prior to the implementation of FIN No. 48, interest expense and, if necessary, penalties associated with tax contingencies were recorded as part of the provision for income taxes. During 2007, the Company accrued interest of $21.5 million, related to uncertain tax positions. As of December 31, 2007 the amount of accrued interest recorded in the Company's balance sheet related to uncertain tax positions was $41.5 million.

Moody's Corporation and subsidiaries are subject to U.S. federal income tax as well as income tax in various state and local and foreign jurisdictions. Moody's federal income tax returns filed for the years 2004 through 2006 remain subject to examination by the IRS. New York City income tax returns for 2001 through 2004 are currently under examination and for 2005 through 2006 remain open to examination. New York State income tax returns are subject to examination for 2004 through 2006. Tax filings in the United Kingdom for 2001 and 2002 are currently under examination by the U.K. taxing authorities and for 2003 through 2006 remain open to examination.

For current ongoing audits related to open tax years, the Company estimates that it is reasonably possible that the balance of UTBs could decrease in the next twelve months as a result of the effective settlement of these audits, which might involve the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of tax benefits. It is also reasonably possible that new issues might be raised by tax authorities which might necessitate increases to the balance of UTBs. As the Company is unable to predict the timing of conclusion of these audits, the Company is unable to estimate the amount of changes to the balance of UTBs that are reasonably possible at this time. However, the Company believes that it has adequately provided for all open tax years by tax jurisdiction under FIN No. 48.

Note 14.
Indebtedness

The following table summarizes total indebtedness as of December 31:

	2007	2006
Notes payable:		
Senior notes, due 2015, 4.98%	$ 300.0	$300.0
Senior notes, due 2017, 6.06%	300.0	—
Commercial paper[1]	551.9	—
Total	1,151.9	300.0
Less: current portion	(551.9)	—
Total long-term debt	$ 600.0	$300.0

(1) Net of unamortized discount of $0.7 million.

NOTES PAYABLE

On September 7, 2007, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its 6.06% Series 2007-1 Senior Unsecured Notes due 2017 ("Series 2007-1 Notes") pursuant to a Note Purchase Agreement ("2007 Agreement"). The Series 2007-1 Notes have a 10-year term and bear interest at an annual rate of 6.06%, payable semi-annually on March 7 and September 7 of each year. Under the terms of the 2007 Agreement, the Company may, from time to time within five years, in its sole discretion, issue additional series of senior notes in an aggregate principal amount of up to $500.0 million pursuant to one or more supplements to the 2007 Agreement. The Company may prepay the Series 2007-1 Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a prepayment premium based on the excess, if any, of the discounted value of the remaining scheduled payments, over the prepaid principal ("Make Whole Amount"). The 2007 Agreement contains covenants that limit the ability of the Company and certain of its subsidiaries to, among other things: enter into transactions with affiliates, dispose of assets, incur or create liens, enter into any sale-leaseback transactions, or merge with any other corporation or convey, transfer or lease substantially all of its assets. The Company must also not permit its total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio to exceed 4.0 to 1.0 at the end of any fiscal quarter.

On September 30, 2005, the Company entered into a Note Purchase Agreement ("2005 Agreement") and issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes ("Series 2005-1 Notes"). The Series 2005-1 Notes have a 10-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. The proceeds from the sale of the Series 2005-1 Notes were used to refinance $300.0 million aggregate principal amount of the Company's outstanding 7.61% Senior Notes which matured on September 30, 2005. In the event that Moody's pays all, or part, of the Series 2005-1 Notes in advance of their maturity (the "Prepaid Principal"), such prepayment will be subject to a penalty based on the Make Whole Amount. The Series 2005-1 Notes are subject to certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements.

COMMERCIAL PAPER

On October 3, 2007, the Company entered into a commercial paper program (the "Program") on a private placement basis under which the Company may issue unsecured commercial paper notes (the "CP Notes") up to a maximum amount outstanding at any time of $1.0 billion. Amounts available under the Program may be re-borrowed. The Program is supported by the Company's 2007 Facility (see Credit Facilities section below), if at any time funds are not available on favorable terms under the Program. The maturities of the CP Notes will vary, but may not exceed 397 days from the date of issue. The CP Notes will be sold at a discount from par or, alternatively, will be sold at par and bear interest at rates that will vary based upon market conditions at the time of the issuance. The rates of interest will depend on whether the CP Notes will be a fixed or floating rate. The interest on a floating rate may be based on the following: (a) certificate of deposit rate; (b) commercial paper rate; (c) the federal funds rate; (d) the London Interbank Offered Rate ("LIBOR"); (e) prime rate; (f) treasury rate; or (g) such other base rate as may be specified in a supplement. The Program contains certain events of default including, among other things: non-payment of principal, interest or fees; violation of covenants; invalidity of any loan document; material judgments; and bankruptcy and insolvency events, subject in certain instances to cure periods.

CREDIT FACILITIES

On September 28, 2007, the Company entered into a $1.0 billion five-year senior, unsecured revolving credit facility (the "2007 Facility"), expiring in September 2012, which replaces both the $500.0 million Interim Facility which was set to expire in February 2008 as well as the $500.0 million five-year revolving credit facility entered into on September 1, 2004 and scheduled to expire in September 2009. The 2007 Facility will serve, in part, to support the commercial paper program discussed above. Interest on borrowings is payable at rates that are based on LIBOR plus a premium that can range from 16.0 to 40.0 basis points of the facility amount depending on the Company's ratio of total indebtedness to EBITDA ("Earnings Coverage Ratio"). The Company also pays quarterly facility fees, regardless of borrowing activity under the 2007 Facility. The quarterly fees for the 2007 Facility can range from 4.0 to 10.0 basis points of the facility amount, depending on the Company's Earnings Coverage Ratio. The Company also pays a utilization fee of 5 basis points on borrowings outstanding when the aggregate amount outstanding exceeds 50 percent of the total facility. The 2007 Facility contains certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreement. The 2007 Facility also contains financial covenants that, among other things, require the Company to maintain an Earnings Coverage Ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter. As of December 31, 2007, the Company had no borrowings outstanding under the 2007 Facility.

On August 8, 2007, the Company entered into an interim loan facility in an aggregate principal amount of $500.0 million that was to expire on February 8, 2008 (the "Interim Facility"). Interest on borrowings was payable at rates that were based on LIBOR plus a premium that could range from 17.0 to 47.5 basis points of the Interim Facility amount, depending on the Company's Earnings Coverage Ratio. The Company also paid quarterly facility fees, regardless of borrowing activity under the Interim Facility. The quarterly fees ranged from 8.0 to 15.0 basis points, depending on the Company's Earnings Coverage Ratio. On September 28, 2007, the closing date of 2007 Facility, the Company terminated the Interim Facility and repaid the $100.0 million outstanding balance.

On September 1, 2004, Moody's entered into a five-year senior, unsecured bank revolving credit facility (the "2004 Facility") in an aggregate principal amount of $160.0 million that was scheduled to expire in September 2009. Interest on the borrowings under the 2004 Facility was payable at rates that are based on LIBOR plus a premium that can range from 17.0 to 47.5 basis points depending on the Company's Earnings Coverage Ratio, as defined in the related agreement. The Company also paid quarterly facility fees, regardless of borrowing activity. The quarterly fees ranged from 8.0 to 15.0 basis points of the facility amount, depending on the Company's Earnings Coverage Ratio. The Company also paid a utilization fee of 12.5 basis points on borrowings outstanding when the aggregate amount outstanding exceeded 50% of the total facility. In October 2006, Moody's amended the 2004 Facility by increasing the limit on sale proceeds resulting from a sale-leaseback transaction of its former corporate headquarters building from $150.0 million to $250.0 million. Additionally, the restriction on liens to secure indebtedness related to the building sale was also increased from $150.0 million to $250.0 million. The Company also increased the expansion feature of the 2004 Facility from $80.0 million to $340.0 million, subject to obtaining commitments for the incremental capacity at the time of draw down from the existing lenders. In April 2007, after receipt of all necessary approvals relating to the execution of the expansion feature, borrowing capacity under the 2004 Facility was increased to $500.0 million. On September 28, 2007, the closing date of the 2007 Facility, the Company terminated the 2004 Facility and repaid the $400.0 million outstanding balance.

At December 31, 2007, the Company was in compliance with all covenants contained within the note agreements and the 2007 Facility described above.

Interest (expense) income, net

Interest (expense) income, net consists of:

Year Ended December 31,	**2007**	2006	2005
Income	$ 19.3	$ 18.2	$ 26.0
Expense on borrowings	(40.7)	(15.2)	(21.0)
Expense on FIN No. 48 tax liabilities	(21.5)	—	—
Reversal of interest [(a)]	17.5	—	—
Capitalized	1.1	—	—
Total	$ (24.3)	$ 3.0	$ 5.0

(a) Represents a reversal of accrued interest related to the favorable resolution of a legacy tax matter, as further discussed in Note 17.

Interest paid on all borrowings was $32.5 million, $14.9 million and $22.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 15.
Capital Stock

AUTHORIZED CAPITAL STOCK

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 1.02 billion shares with a par value of $0.01, of which 1.0 billion are shares of common stock, 10.0 million are shares of preferred stock and 10.0 million are shares of series common stock. The preferred stock and series common stock can be issued with varying terms, as determined by the Board of Directors.

In February 2005, Moody's Board of Directors declared a two-for-one stock split to be effected as a special stock distribution of one share of common stock for each share of the Company's common stock outstanding, subject to stockholder approval of a charter amendment to increase the Company's authorized common shares from 400.0 million shares to 1.0 billion shares. At the Company's Annual Meeting on April 26, 2005, Moody's stockholders approved the charter amendment. As a result, stockholders of record as of the close of business on May 4, 2005 received one additional share of common stock for each share of the Company's common stock held on that date. Such additional shares were distributed on May 18, 2005. All prior period share and per share information have been restated to reflect the stock split.

RIGHTS AGREEMENT

The Company has a Rights Agreement designed to protect its shareholders in the event of unsolicited offers to acquire the Company and coercive takeover tactics that, in the opinion of the Board of Directors, could impair its ability to represent shareholder interests. Under the Rights Agreement, each share of common stock has a right that trades with the stock until the right becomes exercisable. Pursuant to the provisions of the Rights Agreement, after giving effect to the Stock Split, the number of rights associated with each share of common stock shall be adjusted so that each share of common stock will have associated with it one-half of a right. Each right entitles the registered holder to purchase 1/1000 of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $100 per 1/1000 of a share, subject to adjustment. The rights will generally not be exercisable until a person or group ("Acquiring Person") acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group having beneficial ownership of, 15% or more of the outstanding common stock at such time.

In the event that any person or group becomes an Acquiring Person, each right will thereafter entitle its holder (other than the Acquiring Person) to receive, upon exercise and payment, shares of stock having a market value equal to two times the exercise price in the form of the Company's common stock or, where appropriate, the Acquiring Person's common stock. The rights are not currently exercisable, as no shareholder is currently an Acquiring Person. The Company may redeem the rights, which expire in June 2008, for $0.01 per right, under certain circumstances, including for a Board-approved acquirer either before the acquirer becomes an Acquiring Person or during the window period after the triggering event as specified in the Rights Agreement.

SHARE REPURCHASE PROGRAM

The Company implemented a systematic share repurchase program in the third quarter of 2005 through an SEC Rule 10b5-1 program. Moody's may also purchase opportunistically when conditions warrant. On June 5, 2006, the Board of Directors authorized a $2.0 billion share repurchase program of which Moody's has approximately $24 million remaining at December 31, 2007. On July 30, 2007, the Board of Directors of the Company authorized an additional $2.0 billion share repurchase program that the Company will begin utilizing upon completion of the 2006 authority. There is no established expiration date for either of these authorizations. The Company's intent is to return capital to shareholders in a way that serves their long-term interests. As a result, Moody's share repurchase activity will continue to vary from quarter to quarter.

During 2007, Moody's repurchased 31.3 million shares of its common stock, at an aggregate cost of $1,738.3 million, and issued 4.3 million shares under employee stock-based compensation plans.

DIVIDENDS

During 2007, the Company paid a quarterly dividend of $0.08 per share in each of the quarters of Moody's common stock, resulting in dividends paid of $0.32 during the year. During 2006, the Company paid a quarterly dividend of $0.07 per share in each of the quarters of Moody's common stock, resulting in dividends paid per share of $0.28 during the year. During 2005, the Company paid a quarterly dividend of $0.0375 in the first quarter and $0.055 in each of the three subsequent quarters, per share of Moody's common stock, resulting in dividends paid per share of $0.2025 during the year.

On December 18, 2007, the Board of Directors of the Company approved the declaration of a quarterly dividend of $0.10 per share of Moody's common stock, payable on March 10, 2008 to shareholders of record at the close of business on February 20, 2008. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board of Directors.

Note 16.
Lease Commitments

Moody's operates its business from various leased facilities, which are under operating leases that expire over the next 20 years. Moody's also leases certain computer and other equipment under operating and capital leases that expire over the next four years. Rent expense, including lease incentives, is amortized on a straight-line basis over the related lease term. Rent and amortization expense under operating leases for the years ended December 31, 2007, 2006 and 2005 was $65.8 million, $27.9 million and $21.5 million, respectively. The Company has approximately $6.8 million of computer equipment subject to capital lease obligations. Accumulated amortization at December 31, 2007 includes $2.8 million related to capital lease obligations.

The approximate minimum rent for leases that have remaining or original noncancelable lease terms in excess of one year at December 31, 2007 is as follows:

Year Ending December 31,	Capital Leases	Operating Leases
2008	$1.7	$ 72.6
2009	1.4	64.4
2010	1.3	49.3
2011	—	41.2
2012	—	39.0
Thereafter	—	537.4
Total minimum lease payments	$4.4	$803.9
Less: amount representing interest	(0.3)	
Present value of net minimum lease payments under capital leases	$4.1	

During the fourth quarter of 2006, the Company completed the sale of its former corporate headquarters building. As part of the sales agreement, the Company leased back the building until the relocation to its new global headquarters at 7 World Trade Center, New York, New York ("7 WTC"), was completed in the third quarter of 2007. The Company entered into an operating lease agreement for 7 WTC (the "Lease") commencing on October 20, 2006 for 589,945 square feet of office space which serves as Moody's new corporate headquarters. The Lease has an initial term of approximately 21 years with renewal options of 20 years. The total base rent of the lease is approximately $536 million including rent credits from the World Trade Center Rent Reduction Program promulgated by the Empire State Development Corporation. On March 28, 2007, the lease agreement was amended for the Company to lease an additional 78,568 square feet at 7 WTC commencing on November 15, 2007. The additional base rent is approximately $106 million over a 20-year term.

On February 6, 2008, the Company entered into a 17.5 year operating lease agreement to occupy 165,000 square feet on six floors of an office tower in the Canary Wharf section of London, England. Base rent payments will begin in March 2011 and the total estimated base rent payments will be approximately 134 million British pounds over the life of the lease.

Note 17.
Contingencies

From time to time, Moody's is involved in legal and tax proceedings, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by Moody's. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies based upon the latest information available.

Moody's discloses material pending legal proceedings, other than routine litigation incidental to Moody's business, material proceedings known to be contemplated by governmental authorities and other pending matters that it may determine to be appropriate. For matters, except those related to income taxes, where it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has recorded liabilities in the consolidated financial statements and periodically adjusts these as appropriate. When sufficient uncertainties exist, related to the outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such liabilities accordingly. For income tax matters, the Company employs the prescribed methodology of FIN No. 48, implemented as of January 1, 2007. FIN No. 48 requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than 50 percent) that a tax position will be sustained, based on its technical merits, as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than 50 percent likely to be realized upon effective settlement with a taxing authority.

Moody's has received subpoenas and inquiries from states attorneys general and governmental authorities and is cooperating with those inquiries.

Based on its review of the latest information available, and subject to the contingencies described below, in the opinion of management, the ultimate liability of the Company in connection with pending legal and tax proceedings, claims and litigation is not likely to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows, although it is possible that the effect could be material to the Company's consolidated results of operations for an individual reporting period.

LEGACY CONTINGENCIES

Moody's continues to have exposure to certain potential liabilities assumed in connection with the 2000 Distribution ("Legacy Contingencies"). The following description of the relationships among Moody's, New D&B and their predecessor entities is important in understanding the Legacy Contingencies that relate to tax matters ("Legacy Tax Matters").

In November 1996, The Dun & Bradstreet Corporation separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation and Cognizant Corporation ("Cognizant"). In June 1998, The Dun & Bradstreet Corporation separated into two separate public companies: Old D&B and R.H. Donnelley Corporation. During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated ("IMS Health") and Nielsen Media Research, Inc. ("NMR"). In September 2000, Old D&B separated into two separate public companies:

New D&B and Moody's, as further described in Note 1 to the consolidated financial statements.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities. Old D&B and its predecessors also entered into a series of agreements covering the sharing of any liabilities for payment of taxes, penalties and interest resulting from unfavorable IRS rulings on certain tax matters, and certain other potential tax liabilities, all as described in such agreements. Further, in connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have agreed on the financial responsibility for any potential liabilities related to Legacy Tax Matters.

Settlement agreements were executed with the IRS in 2005 regarding Legacy Tax Matters for the years 1989–1990 and 1993–1996. As of December 31, 2007, the Company continues to carry a liability of $1.8 million with respect to these matters. With respect to these settlement agreements, Moody's and New D&B believe that IMS Health and NMR did not pay their full share of the liability to the IRS pursuant to the terms of the applicable separation agreements among the parties. Moody's and New D&B paid these amounts to the IRS on their behalf, and have been unable to resolve this dispute with IMS Health and NMR. As a result, Moody's and New D&B have commenced arbitration proceedings against IMS Health and NMR to collect a total of approximately $11 million owed by IMS Health and NMR with respect to the 1989–1990 matter. Moody's and New D&B may also commence an arbitration proceeding to collect a total of $14.5 million owed by IMS Health and NMR with respect to the 1993–1996 matter. Moody's cannot predict the outcome of these matters with any certainty.

AMORTIZATION EXPENSE DEDUCTIONS AND 1997–2002 IRS DEFICIENCY NOTICES (THE "NOTICES")

This legacy tax matter, which was affected by developments in June 2007 as further described below, involves a partnership transaction which resulted in amortization expense deductions on the tax returns of Old D&B since 1997. IRS audits of Old D&B's and New D&B's tax returns for the years 1997 through 2002 concluded in June 2007 without any disallowance of the amortization expense deductions, or any other adjustments to income related to this partnership transaction. These audits did result in the IRS issuing the Notices for other tax issues for the 1997–2000 years aggregating $9.5 million in tax and penalties, plus statutory interest of approximately $7 million, which will be apportioned among Moody's, New D&B, IMS Health and NMR pursuant to the terms of the applicable separation agreements. Moody's share of this assessment is anticipated to be $7.2 million including interest, net of tax. In November 2007, the IRS assessed the tax and penalties and used a portion of the deposit discussed below to satisfy the assessment, together with interest. The Company believes it has meritorious grounds to challenge the IRS's actions and is evaluating its alternatives for further actions to recover these amounts. The absence of any tax deficiencies in the Notices for the amortization expense deductions for the years 1997 through 2000 and in companion Notices of Deficiency issued to New D&B for 2001 and 2002, combined with the expiration of the statute of limitations for 1997 through 2002, for issues not assessed, resulted in Moody's recording an earnings benefit of $52.3 million in its second quarter. This is comprised of two components, as follows: (i) a reversal of a tax liability of $27.3 million related to the period from 1997 through the Distribution Date, reducing the provision for income taxes for the year ended December 31, 2007; and (ii) a reduction of accrued interest expense of $17.5 million ($10.6 million, net of tax) and an increase in other non-operating income of $14.4 million, relating to amounts due to New D&B, for the year ended December 31, 2007.

On the Distribution Date in 2000, New D&B paid Moody's $55.0 million for 50 percent of certain anticipated future tax benefits of New D&B through 2012. It is possible that IRS audits of New D&B for tax years after 2002 could result in income adjustments with respect to the amortization expense deductions of this partnership transaction. In the event these tax benefits are not claimed or otherwise not realized by New D&B, or there is an audit adjustment, Moody's would be required, pursuant to the terms of the 2000 Distribution Agreement, to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits and its share of any tax liability that New D&B incurs. As of December 31, 2007, Moody's liability with respect to this matter totaled $52.8 million.

In March 2006, New D&B and Moody's each deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential tax deficiencies with respect to the 1997 through 2002 tax years. In July 2007, New D&B and

Moody's commenced procedures to recover approximately $56 million of these deposits ($24.4 million for New D&B and $31.6 million for Moody's), which represents the excess of the original deposits over the total of the deficiencies asserted in the Notices and in companion Statutory Notices of Deficiency issued to New D&B for 2001 and 2002. As noted above, in November 2007 the IRS used $7.9 million of Moody's portion of the deposit to satisfy an assessment and related interest. Additionally, in January 2008 the IRS paid Moody's $8.5 million in connection with this matter.

At December 31, 2007, Moody's has recorded liabilities for Legacy Tax Matters totaling $56.7 million. This includes liabilities and accrued interest due to New D&B arising from the 2000 Distribution Agreement. It is possible that the ultimate liability for Legacy Tax Matters could be greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows.

Note 18.
Segment Information

Moody's operates in two reportable segments: Moody's Investors Service and MKMV. The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

Moody's Investors Service consists of (i) four rating groups—structured finance, corporate finance, financial institutions and sovereign risk, and public finance—that generate revenue principally from the assignment of credit ratings on issuers and issues of fixed-income obligations in the debt markets and (ii) research, which primarily generates revenue from the sale of investor-oriented credit information and research, principally produced by the rating groups and economic commentary. Public finance represents U.S. public finance. Given the dominance of Moody's Investors Service to Moody's overall results, the Company does not separately measure or report corporate expenses, nor are such expenses allocated between the Company's business segments. Accordingly, all corporate expenses are included in operating income of the Moody's Investors Service segment and none have been allocated to the MKMV segment.

The MKMV business develops and distributes quantitative credit risk assessment products and services, including credit processing software and analytical tools for credit portfolio management. Assets used solely by MKMV are separately disclosed within that segment. All other Company assets, including corporate assets, are reported as part of Moody's Investors Service. Revenue by geographic area is generally based on the location of the customer. Inter-segment sales are insignificant and no single customer accounted for 10% or more of total revenue.

Below is financial information by segment, Moody's Investors Service revenue by business unit and consolidated revenue and long-lived asset information by geographic area, for the years ended and as of December 31, 2007, 2006 and 2005. Certain prior year amounts have been reclassified to conform to the current presentation.

FINANCIAL INFORMATION BY SEGMENT

	Year Ended December 31, 2007		
	Moody's Investors Service	Moody's KMV	Consolidated
Revenue	$2,104.2	$154.8	$2,259.0
Operating expenses	922.1	113.0	1,035.1
Restructuring charge	45.6	4.4	50.0
Depreciation and amortization	31.1	11.8	42.9
Operating income	$1,105.4	$ 25.6	$1,131.0
Total assets at December 31	$1,474.0	$240.6	$1,714.6

	Year Ended December 31, 2006			Year Ended December 31, 2005		
	Moody's Investors Service	Moody's KMV	Consolidated	Moody's Investors Service	Moody's KMV	Consolidated
Revenue	$1,894.3	$142.8	$2,037.1	$1,600.3	$131.3	$1,731.6
Operating expenses	789.1	109.6	898.7	645.4	111.4	756.8
Gain on sale of building	(160.6)	—	(160.6)	—	—	—
Depreciation and amortization	22.9	16.6	39.5	18.6	16.6	35.2
Operating income	$1,242.9	$ 16.6	$1,259.5	$ 936.3	$ 3.3	$ 939.6
Total assets at December 31	$1,255.8	$241.9	$1,497.7	$1,204.5	$252.7	$1,457.2

Moody's Investors Service Revenue by Business Unit

Year Ended December 31,	**2007**	2006	2005
RATINGS REVENUE:			
Structured finance	$ 890.6	$ 880.6	$ 699.3
Corporate finance	465.4	380.1	313.8
Financial institutions and sovereign risk	303.1	266.8	254.6
Public finance	120.8	112.3	117.3
Total ratings revenue	1,779.9	1,639.8	1,385.0
RESEARCH REVENUE	324.3	254.5	215.3
TOTAL MOODY'S INVESTORS SERVICE	$2,104.2	$1,894.3	$1,600.3

Revenue and Long-lived Asset Information by Geographic Area

	2007	2006	2005
REVENUE:			
United States	$1,361.8	$1,277.8	$1,085.4
International:			
Europe	659.3	543.9	456.0
Other	237.9	215.4	190.2
Total International	897.2	759.3	646.2
Total	$2,259.0	$2,037.1	$1,731.6
LONG-LIVED ASSETS:			
United States	$ 414.6	$ 283.6	$ 267.3
International	37.1	22.0	18.9
Total	$ 451.7	$ 305.6	$ 286.2

Beginning in January 2008, Moody's segments were changed to reflect the implementation of the business reorganization announced in August 2007. As a result of the reorganization, the rating agency remains in the Moody's Investors Service operating company and several ratings business lines have been realigned. All of Moody's other commercial activities, including MKMV and sales of credit research produced by Moody's Investors Service and the production and sales of other credit related products and services, are now combined under a new operating company known as Moody's Analytics.

The aforementioned reorganization will result in the Company operating in two new reportable segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", beginning in January 2008 as further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Note 19.
Valuation and Qualifying Accounts

Accounts receivable allowances primarily represent adjustments to customer billings that are estimated when the related revenue is recognized. Below is a summary of activity for each of the three years ended December 31, 2007, 2006 and 2005, respectively:

	Balance at Beginning of the Year	Additions Charged to Revenue	Write-offs and Adjustments	Balance at End of the Year
2007	$ (14.5)	(39.3)	37.6	$ (16.2)
2006	$ (12.7)	(34.9)	33.1	$ (14.5)
2005	$ (14.6)	(24.4)	26.3	$ (12.7)

Note 20.
Related Party Transactions

Moody's Corporation made grants of $6.0 million to The Moody's Foundation (the "Foundation") in both 2006 and 2005. No grants were made during the year ended December 31, 2007. The Foundation carries out philanthropic activities on behalf of Moody's Corporation primarily in the areas of education and health and human services. Certain members of senior management of Moody's Corporation are on the Board of Directors of the Foundation.

Note 21.

Quarterly Financial Data (Unaudited)

	Three Months Ended			
	March 31	June 30	September 30	December 31
2007				
Revenue	$ 583.0	$646.1	$ 525.0	$ 504.9
Operating income	304.7	363.7	250.5	212.1
Net income	175.4	261.9	136.9	127.3
Basic earnings per share	$ 0.63	$ 0.97	$ 0.52	$ 0.50
Diluted earnings per share	$ 0.62	$ 0.95	$ 0.51	$ 0.49
2006				
Revenue	$ 440.2	$511.4	$ 495.5	$ 590.0
Operating income	238.3	289.1	268.8	463.3
Net income	146.2	172.1	157.0	278.6
Basic earnings per share	$ 0.50	$ 0.60	$ 0.56	$ 1.00
Diluted earnings per share	$ 0.49	$ 0.59	$ 0.55	$ 0.97

Basic and diluted earnings per share are computed for each of the periods presented. The number of weighted average shares outstanding changes as common shares are issued pursuant to employee stock plans and for other purposes or as shares are repurchased. Therefore, the sum of basic and diluted earnings per share for each of the four quarters may not equal the full year basic and diluted earnings per share.

The quarterly financial data for the three months ended June 30, 2007 includes a $52.3 million benefit to net income related to the resolution of a legacy tax matter, a $47.8 million pre-tax restructuring charge for the three months ended December 31, 2007 and a $160.6 million pre-tax gain on building sale for the three months ended December 31, 2006.

Note 22.

Subsequent Event

On February 6, 2008 the Company entered into a 17.5-year operating lease agreement to occupy 165,000 square feet on six floors of an office tower in the Canary Wharf section of London, England. Base rent payments will begin in March 2011 and the total estimated base rent payments over the life of the lease are approximately 134 million British pounds, or $267 million based on the exchange rate in effect at January 31, 2008. In addition to the base rent payments, the Company will be obligated to pay certain customary amounts for its share of operating expenses and tax obligations. The Company will also incur costs to build out the floors to its specifications.

SELECTED FINANCIAL DATA
(amounts in millions, except per share data)

The Company's selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Moody's Corporation consolidated financial statements and notes thereto.

Year Ended December 31,	**2007**	2006	2005	2004	2003
RESULTS OF OPERATIONS					
Revenue	$ 2,259.0	$ 2,037.1	$ 1,731.6	$ 1,438.3	$ 1,246.6
Operating, selling, general and administrative expenses	1,035.1	898.7	756.8	617.8	550.9
Depreciation and amortization	42.9	39.5	35.2	34.1	32.6
Restructuring charge	50.0	—	—	—	—
Gain on sale of building	—	(160.6)	—	—	—
Operating income	1,131.0	1,259.5	939.6	786.4	663.1
Non-operating (expense) income, net [1]	(14.3)	1.0	(4.9)	(15.1)	(6.7)
Income before provision for income taxes	1,116.7	1,260.5	934.7	771.3	656.4
Provision for income taxes [2]	415.2	506.6	373.9	346.2	292.5
Net income	$ 701.5	$ 753.9	$ 560.8	$ 425.1	$ 363.9
EARNINGS PER SHARE					
Basic	$ 2.63	$ 2.65	$ 1.88	$ 1.43	$ 1.22
Diluted	$ 2.58	$ 2.58	$ 1.84	$ 1.40	$ 1.19
WEIGHTED AVERAGE SHARES OUTSTANDING					
Basic	266.4	284.2	297.7	297.0	297.8
Diluted	272.2	291.9	305.6	304.7	304.6
DIVIDENDS DECLARED PER SHARE	$ 0.34	$ 0.29	$ 0.24	$ 0.15	$ 0.11

December 31,	**2007**	2006	2005	2004	2003
BALANCE SHEET DATA					
Total assets	$ 1,714.6	$ 1,497.7	$ 1,457.2	$ 1,389.3	$ 959.9
Long-term debt [3]	$ 600.0	$ 300.0	$ 300.0	$ —	$ 300.0
Shareholders' (deficit) equity	$ (783.6)	$ 167.4	$ 309.4	$ 317.5	$ (32.1)

(1) The 2007 amount includes a $31.9 million benefit related to the resolution of certain legacy tax matters, and the 2003 amount includes a gain of $13.6 million on an insurance recovery related to the September 11th tragedy.

(2) The 2007, 2006 and 2005 amounts include net benefits of $20.4 million, $2.4 mllion and $8.8 million, respectively, and the 2004 and 2003 amounts include expenses of $30.0 million and $16.2 million, respectively, related to certain legacy tax matters.

(3) At December 31, 2004, the notes payable scheduled to mature in September 2005 were classified as a current liability. The 2007 amount includes the $300.0 million Series 2007-1 Notes issued in September 2007.

DIRECTORS

RAYMOND W. McDANIEL, JR.(3)
Chairman and Chief Executive Officer
Moody's Corporation

BASIL L. ANDERSON(1,2)
Retired Vice Chairman
Staples, Inc.

ROBERT R. GLAUBER(1,2)
Retired Chairman and Chief Executive Officer
NASD

EWALD KIST(1,2,3†)
Retired Chairman
ING Groep N.V. (ING Group)

SENATOR CONNIE MACK(1,2)
Senior Policy Advisor
King & Spalding LLP

HENRY A. McKINNELL, JR., PH.D.*(1,2†)
Retired Chairman and Chief Executive Officer
Pfizer Inc.

NANCY S. NEWCOMB(1,2)
Retired Senior Corporate Officer,
Risk Management
Citigroup Inc.

JOHN K. WULFF(1†,2)
Non-Executive Chairman
Hercules Incorporated

Board Committees
1 Audit
2 Governance and Compensation
3 International Business Development
* Lead Independent Director
† Chairman

Stockholders and other stakeholders may communicate with the Board, or with a specific director or directors, by writing to them c/o the Corporate Secretary, Moody's Corporation, 7 World Trade Center at 250 Greenwich Street, New York, NY 10007.

EXECUTIVE OFFICERS

RAYMOND W. McDANIEL, JR.
Chairman and Chief Executive Officer

Executive Vice President

LINDA S. HUBER
Chief Financial Officer

Senior Vice Presidents

JOHN J. GOGGINS
General Counsel

ANDREW J. KRIEGLER
Chief Human Resources Officer

JOSEPH (JAY) McCABE
Corporate Controller

PERRY F. ROTELLA
Chief Information Officer

Vice Presidents

PHILIP BRAVERMAN
Global Tax

CARLTON J. CHARLES
Treasurer

JEFFREY R. HARE
Corporate Planning

ARTHUR N. SKELSKIE
Real Estate

LISA S. WESTLAKE
Investor Relations

BLAIR WORRALL
Internal Audit

Corporate Secretary

JANE B. CLARK

Chief Regulatory and Compliance Officer

MICHAEL KANEF

CORPORATE INFORMATION

CORPORATE OFFICE

7 World Trade Center
250 Greenwich Street
New York, NY 10007
Telephone: 212-553-0300
www.moodys.com

TRANSFER AGENT, REGISTRAR

BNY Mellon Shareowner Services
Investor Services
P.O. Box 358035
Pittsburgh, PA 15252-8035

Telephone: 866-225-9470
Within the U.S.

Telephone: 201-680-6685
Outside the U.S.

Hearing Impaired: 1-800-231-5469

Online Shareholder Account Information:
Website: www.bnymellon.com/shareowner/isD
Email: shareowners@bankofny.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

FORM 10-K AND OTHER REPORTS; CORPORATE GOVERNANCE

The Form 10-K, along with other Moody's SEC filings and corporate governance documents are available, without charge, on http://ir.moodys.com.

The Company has filed its annual report on Form 10-K with the Securities and Exchange Commission. **A copy of the Form 10-K is available, without charge, upon request to the Investor Relations Department at the Corporate Office above.**

The Company has submitted to the New York Stock Exchange the Chief Executive Officer's certification that he is unaware of any violation by the Company of the NYSE's corporate governance listing standards. The Company has filed the Chief Executive Officer and Chief Financial Officer certifications as exhibits to the most recently filed Form 10-K, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 required to be filed with the SEC.

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO".

Concept and Design: Ideas On Purpose / www.ideasonpurpose.com

MOODY'S CORPORATION
7 World Trade Center
250 Greenwich Street
New York, New York 10007

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

The 2008 Annual Meeting of Stockholders of Moody's Corporation will be held on Tuesday, April 22, 2008, at 9:30 a.m. at the Company's offices at 7 World Trade Center, 250 Greenwich Street, New York, New York, for the following purposes, all as more fully described in the accompanying Proxy Statement:

1. To elect three Class I directors of the Company to each serve a three-year term;
2. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year 2008;
3. To vote on one stockholder proposal, if properly presented at the meeting; and
4. To transact such other business as may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on March 1, 2008 as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting.

By Order of the Board of Directors,

Jane B. Clark
Corporate Secretary

March 19, 2008

Whether or not you plan to attend the meeting in person, it is important that you complete, sign, date and promptly return the enclosed form of proxy or that you give your proxy by telephone or the Internet. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States. If you attend the meeting, you may vote in person, even if you have previously returned your proxy card or voted by telephone or the Internet.

TABLE OF CONTENTS

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF MOODY'S CORPORATION

General

This Proxy Statement and the accompanying proxy card are being furnished to the holders of the common stock, par value $.01 per share (the "Common Stock"), of Moody's Corporation ("Moody's" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") for use in voting at the Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting"). The Annual Meeting will be held on Tuesday, April 22, 2008, at 9:30 a.m. at the Company's principal executive offices located at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007. To obtain directions to attend the Annual Meeting and vote in person, please contact Investor Relations by sending an email to *ir@moodys.com*. This Proxy Statement and the accompanying proxy card are first being mailed to stockholders on or about March 19, 2008. Moody's telephone number is (212) 553-0300.

Annual Meeting Admission

Stockholders will need an admission ticket to enter the Annual Meeting. For stockholders of record, an admission ticket is attached to the proxy card sent to you. If you plan to attend the Annual Meeting in person, please retain the admission ticket.

If your shares are held in the name of a bank, broker or other holder of record and you plan to attend the Annual Meeting in person, you may obtain an admission ticket in advance by sending a written request, along with proof of share ownership such as a bank or brokerage account statement, to the Corporate Secretary of the Company at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007. Stockholders who do not have admission tickets will be admitted following verification of ownership at the door.

Record Date

The Board of Directors has fixed the close of business on March 1, 2008 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. As of the close of business on the Record Date, there were 246,392,345 shares of Common Stock outstanding. Each holder of Common Stock entitled to vote at the Annual Meeting will be entitled to one vote per share.

How to Vote

In addition to voting in person at the Annual Meeting, stockholders of record can vote by proxy by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Specific instructions for stockholders of record who wish to use the telephone or Internet voting procedures are set forth on the enclosed proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Certain of these institutions offer telephone and Internet voting.

Special Voting Procedures for Certain Current and Former Employees

Many current and former employees of the Company have share balances in the Moody's Common Stock Fund of the Moody's Corporation Profit Participation Plan (the "Profit Participation Plan"). The voting procedures described above do not apply to these share balances. Instead, any proxy given by such an employee or former employee will serve as a voting instruction for the trustee of the Profit Participation Plan, as well as a proxy for any shares registered in that person's own name (including shares acquired under the Moody's Corporation Employee Stock Purchase Plan and/or pursuant to restricted stock awards). To allow sufficient time for voting by the trustee, Profit Participation Plan voting instructions must be received by April 18, 2008. If voting instructions have not been received by that date, the trustee will vote those Profit Participation Plan shares in the same proportion as the Profit Participation Plan shares for which it has received instructions, except as otherwise required by law.

Quorum and Voting Requirements

The holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. If a quorum is not present at the Annual Meeting, the stockholders present may adjourn the Annual Meeting from time to time, without notice, other than by announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present at the Annual Meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner.

Pursuant to the Company's by-laws, each nominee for director is required to receive a majority of the votes cast with respect to such nominee in order to be elected at the Annual Meeting. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Any director subject to election at the Annual Meeting who fails to receive a majority of the votes cast is required, in accordance with the Company's recently adopted Director Resignation Policy, to tender his resignation for consideration by the Board of Directors, following a review and recommendation from the Governance and Compensation Committee, in accordance with such policy.

The affirmative vote of the majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2008. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on the matter, the shares are considered present at the meeting for such matter, but since they are not affirmative votes for the matter, they will have the same effect as votes against the matter. On the other hand, shares resulting in broker non-votes, if any, while present at the meeting are not entitled to vote for such matter and will have no effect on the outcome of the vote.

The affirmative vote of the majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to adopt the stockholder proposal set forth in this Proxy Statement. Please bear in mind that the adoption of the stockholder proposal included in this Proxy Statement at the Annual Meeting would serve only as a recommendation to the Board of Directors to take the action requested by the proponent. The affirmative vote of the holders of at least 80% in voting power of the outstanding shares of Common Stock at a future stockholders' meeting would be required in order to adopt simple majority vote requirements in the Company's charter and by-laws, as requested by the stockholder proposal. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on the matter, the shares are considered present at the meeting for such matter, but since they are not affirmative votes for the matter, they will have the same effect as votes against the matter. On the other hand, shares resulting in broker non-votes, if any, while present at the meeting are not entitled to vote for such matter and will have no effect on the outcome of the vote.

Proxies

The enclosed proxy provides that you may specify that your shares of Common Stock be voted "For," "Against" or "Abstain" from voting with respect to the director nominees and the other proposals. The Board of

Directors recommends that you vote "For" each of the three director nominees named in this Proxy Statement, "For" the ratification of the selection of the independent registered public accounting firm, and "Against" the stockholder proposal. All shares of Common Stock represented by properly executed proxies received prior to or at the Annual Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. Properly executed proxies that do not contain voting instructions will be voted in accordance with the recommendations of the Board of Directors.

It is not expected that any matter other than those referred to herein will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their best judgment with respect to such matters.

Any stockholder of record who votes by telephone or the Internet or who executes and returns a proxy may revoke such proxy or change such vote at any time before it is voted at the Annual Meeting by (i) filing with the Corporate Secretary of the Company at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007, written notice of such revocation, (ii) casting a new vote by telephone or the Internet or by submitting another proxy that is properly signed and bears a later date or (iii) attending the Annual Meeting and voting in person. A stockholder whose shares are owned beneficially through a bank, broker or other nominee should contact that entity to change or revoke a previously given proxy.

Proxies are being solicited hereby on behalf of the Board of Directors. The cost of the proxy solicitation will be borne by the Company, although stockholders who vote by telephone or the Internet may incur telephone or Internet access charges. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies personally or by telephone, telecopy, email or otherwise. Such directors, officers and employees will not be specifically compensated for such services. The Company has retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies for a fee not to exceed $10,000, plus reimbursement for out-of-pocket expenses. Arrangements may also be made with custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of shares of Common Stock held of record by such custodians, nominees and fiduciaries, and the Company may reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith.

Delivery of Documents to Stockholders Sharing an Address

If you are the beneficial owner, but not the record holder, of the Company's shares, your broker, bank or other nominee may seek to reduce duplicate mailings by delivering only one copy of the Company's Proxy Statement and Annual Report to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the Proxy Statement and Annual Report, now or in the future, should submit their request to the Company by telephone at (212) 553-3638 or by submitting a written request to the Company's Investor Relations Department, at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future should contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on April 22, 2008

The Proxy Statement and our Annual Report to Stockholders for the year ended December 31, 2007 are available at *http://ww3.ics.adp.com/streetlink/MCO*.

CORPORATE GOVERNANCE

In order to address evolving best practices and new regulatory requirements, the Board of Directors annually reviews its corporate governance practices and the charters for its standing committees. As a result of this review, during 2007 the Board amended the Company's Corporate Governance Principles and the charter of its Governance and Compensation Committee. A copy of the amended Corporate Governance Principles is available on the Company's website at www.moodys.com under the headings "Shareholder Relations—Corporate Governance—Documents & Charters." Copies of the amended charter of the Governance and Compensation Committee and the charter of the Audit Committee Charter are available on the Company's website at www.moodys.com under the headings "Shareholder Relations—Corporate Governance—Documents & Charters." Print copies of the Corporate Governance Principles and the committee charters may also be obtained upon request, addressed to the Corporate Secretary of the Company at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007. The Audit Committee and the Governance and Compensation Committee assist the Board in fulfilling its responsibilities, as described below.

Board Meetings and Committees

During 2007, the Board of Directors met six times and had three standing committees, an Audit Committee, a Governance and Compensation Committee, which also performs the functions of a nominating committee, and an International Business Development Committee. All directors attended at least 85 percent of the total number of meetings of the Board and of all committees of the Board on which they served in 2007. The function of the International Business Development Committee is to evaluate possible opportunities outside of the United States and to recommend to the Board areas for development. The members of the International Business Development Committee are Mr. Kist, Mr. McDaniel and Mr. Frederic Drevon, Senior Managing Director—EMEA of Moody's Investors Service. Mr. Chester Murray, formerly Executive Vice President—International of Moody's Investors Service, who retired in November, served on the committee from January 2007 through October 2007. The International Business Development Committee met two times during 2007. Please refer to page 7 for additional information regarding the Audit Committee, and to page 8 for additional information regarding the Governance and Compensation Committee.

Directors are expected to attend the Annual Meeting. All of the Company's directors were in attendance at the 2007 Annual Meeting.

Recommendation of Director Candidates

The Governance and Compensation Committee will consider director candidates recommended by stockholders of the Company. In considering a candidate for Board membership, whether proposed by stockholders or otherwise, the Governance and Compensation Committee examines the candidate's business experience and skills, independence, judgment and integrity, his ability to commit sufficient time and attention to Board activities, and any potential conflicts with the Company's business and interests. The Governance and Compensation Committee also seeks to achieve a diversity of occupational and personal backgrounds on the Board. To have a candidate considered by the Governance and Compensation Committee, a stockholder must submit the recommendation in writing and must include the following information:

- The name of the stockholder and evidence of the person's ownership of Company stock, including the number of shares owned and the length of time of ownership; and
- The name of the candidate, the candidate's resume or a listing of his qualifications to be a director of the Company, and the person's consent to be named as a director if selected by the Governance and Compensation Committee and nominated by the Board.

The stockholder recommendation and information described above must be sent to the Corporate Secretary of the Company at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007, and must be received by the Corporate Secretary not less than 120 days prior to the anniversary date of the Company's most recent annual meeting of stockholders. For the Company's 2009 annual meeting, this deadline is December 23, 2008.

The Governance and Compensation Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who might be available to serve on the Board. As described above, the Committee will also consider candidates recommended by stockholders on the same basis as those recommended by current directors and executives. The Governance and Compensation Committee also, from time to time, may engage firms that specialize in identifying director candidates for the Committee's consideration.

Once a person has been identified by or for the Governance and Compensation Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Governance and Compensation Committee determines that the candidate warrants further consideration, the chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Governance and Compensation Committee requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments.

The Lead Independent Director

The Company's non-management directors routinely meet in executive session, without the presence of management directors or other members of management. During 2007, the non-management directors held three executive sessions. Those sessions are presided over by a Lead Independent Director, whose responsibilities also include setting the agenda for executive sessions of the non-management directors, consulting with the Chairman and Chief Executive Officer regarding agendas, scheduling and information needs for Board and committee meetings, and acting as a liaison between the non-management directors and management. Dr. McKinnell currently serves as the Company's Lead Independent Director.

Codes of Business Conduct and Ethics

The Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Controller, or persons performing similar functions. The Company has also adopted a code of business conduct and ethics that applies to the Company's directors, officers and employees. A current copy of each of these codes is available on the Company's website at *www.moodys.com* under the headings "Shareholder Relations—Corporate Governance—Documents & Charters." A copy of each is also available in print to stockholders upon request, addressed to the Corporate Secretary of the Company at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007.

The Company intends to satisfy disclosure requirements regarding any amendments to, or waivers from, the code of ethics by posting such information on the Company's website at *www.moodys.com* under the headings "Shareholder Relations—Corporate Governance—Documents & Charters."

Director Independence

To assist it in making determinations of a director's independence, the Board has adopted independence standards, which are set forth below and are also included in the Company's Corporate Governance Principles, which are available on the Company's website as set forth in the first paragraph under the "Corporate Governance" heading above. The Board has determined that Mr. Anderson, Mr. Glauber, Mr. Kist, Senator

Mack, Dr. McKinnell, Ms. Newcomb and Mr. Wulff, and thus a majority of the directors on the Board, are independent under these standards. The standards adopted by the Board incorporate the director independence criteria included in the New York Stock Exchange (the "NYSE") listing standards, as well as additional criteria established by the Board. Each of the Audit Committee and the Governance and Compensation Committee is composed entirely of independent directors. In accordance with NYSE requirements and the independence standards adopted by the Board, all members of the Audit Committee meet additional independence standards applicable to audit committee members.

An "independent" director is a director whom the Board has determined has no material relationship with the Company or any of its consolidated subsidiaries (for purposes of this section, collectively referred to as the "Company"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. For purposes of this definition, the Board has determined that a director is not independent if:

1. The director is, or in the past three years has been, an employee of the Company, or an immediate family member of the director is, or in the past three years has been, an executive officer of the Company;

2. (a) the director, or an immediate family member of the director, is a current partner of the Company's outside auditor; (b) the director is a current employee of the Company's outside auditor; (c) a member of the director's immediate family is a current employee of the Company's outside auditor participating in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member of the director was in the past three years (but is no longer) a partner or employee of the Company's outside auditor and personally worked on the Company's audit within that time;

3. the director, or a member of the director's immediate family, is or in the past three years has been, an executive officer of another company where any of the Company's present executive officers serves or served on the compensation committee at the same time;

4. the director, or a member of the director's immediate family, has received, during any 12-month period in the past three years, any direct compensation from the Company in excess of $100,000, other than compensation for Board service, compensation received by the director's immediate family member for service as an employee (other than an executive officer) of the Company, and pension or other forms of deferred compensation for prior service with the Company;

5. the director is a current executive officer or employee, or a member of the director's immediate family is a current executive officer, of another company that makes payments to or receives payments from the Company, or during any of the last three fiscal years, has made payments to or received payments from the Company, for property or services in an amount that, in any single fiscal year, exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues; or

6. the director, or the director's spouse, is an executive officer of a non-profit organization to which the Company or the Company foundation makes, or in the past three years has made, contributions that, in any single fiscal year, exceeded the greater of $1 million or 2% of the non-profit organization's consolidated gross revenues. (Amounts that the Company contributes under matching gifts programs are not included in the contributions calculated for purposes of this standard.)

An "immediate family" member includes a director's spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares the director's home.

In assessing independence, the Board took into account that Mr. Anderson, Mr. Glauber, Mr. Kist, Senator Mack, Ms. Newcomb and Mr. Wulff each served during 2007, or currently serves, as directors of entities that are rated or have issued securities rated by Moody's Investors Service, as described in the Company's Directors and Shareholders Affiliation Policy posted on the Company's website under the headings "Shareholder Relations—Corporate Governance—Documents & Charters," and that each such entity accounted for less than 1% of the

Company's 2007 revenue. The Board found nothing in the relationships to be contrary to the standards for determining independence as contained in the NYSE's requirements and the Company's Corporate Governance Principles.

Communications with Directors

The Board of Directors has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may communicate with the Board of Directors or with all non-management directors as a group, with the Lead Independent Director, or with a specific director or directors, by writing to them c/o the Corporate Secretary of the Company at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007.

All communications received as set forth in the preceding paragraph will be opened by the Corporate Secretary in the office of the Company's General Counsel for the sole purpose of determining whether the contents represent a message to the Company's directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee.

THE AUDIT COMMITTEE

The Audit Committee represents and assists the Board of Directors in its oversight responsibilities relating to: the integrity of the Company's financial statements and the financial information provided to the Company's stockholders and others; the Company's compliance with legal and regulatory requirements; the Company's internal controls; and the audit process, including the qualifications and independence of the Company's principal external auditors (the "Independent Auditors") and the performance of the Independent Auditors, and of the Company's internal audit function. The Audit Committee is responsible for the appointment, compensation and oversight of the Independent Auditors and, as such, the Independent Auditors report directly to the Audit Committee.

The Audit Committee has established a policy setting forth the requirements for the pre-approval of audit and permissible non-audit services to be provided by the independent registered public accounting firm. Under the policy, the Audit Committee pre-approves the annual audit engagement terms and fees, as well as any other audit services and specified categories of non-audit services, subject to certain pre-approved fee levels. In addition, pursuant to the policy, the Audit Committee has authorized its Chairman to pre-approve other audit and permissible non-audit services up to $50,000 per engagement and a maximum of $250,000 per year. The policy requires that the Audit Committee Chairman report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. For the year ended December 31, 2007, the Audit Committee pre-approved all of the services provided by the Company's independent registered public accounting firm, which are described on pages 14 and 15.

The members of the Audit Committee are Mr. Wulff (Chairman), Mr. Anderson, Mr. Glauber, Mr. Kist, Senator Mack, Dr. McKinnell and Ms. Newcomb, each of whom is independent under NYSE and Securities and Exchange Commission ("SEC") rules and under the Company's Corporate Governance Principles. The Board of Directors has determined that each of Mr. Anderson, Mr. Glauber, Mr. Kist, Dr. McKinnell, Ms. Newcomb and Mr. Wulff is an "audit committee financial expert" under the SEC's rules.

Mr. Anderson currently serves on the audit committees of three other public companies. Under the NYSE rules, a member of the Audit Committee may not simultaneously serve on the audit committees of more than three public companies unless the Board of Directors determines that such simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. The Board of Directors has determined that Mr. Anderson's simultaneous service on the three other audit committees does not impair his ability to effectively serve on the Company's Audit Committee.

The Audit Committee held eight meetings during 2007.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2007 (the "Audited Financial Statements"), management's assessment of the effectiveness of the Company's internal control over financial reporting, and the independent auditors' evaluation of the Company's system of internal control over financial reporting. In addition, the Audit Committee has discussed with PricewaterhouseCoopers LLP, who reported directly to the Audit Committee, the matters required by Statement on Auditing Standards Nos. 61 and 90 (Communication with Audit Committees).

The Audit Committee also has discussed with PricewaterhouseCoopers LLP its independence from the Company, including the matters contained in the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee also has discussed with management of the Company and PricewaterhouseCoopers LLP such other matters and received such assurances from them as it deemed appropriate. The Audit Committee considered whether the rendering of non-audit services by PricewaterhouseCoopers LLP to the Company is compatible with maintaining the independence of PricewaterhouseCoopers LLP from the Company.

Following the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

The Audit Committee

John K. Wulff, *Chairman*
Basil L. Anderson
Robert R. Glauber
Ewald Kist
Connie Mack
Henry A. McKinnell, Jr.
Nancy S. Newcomb

THE GOVERNANCE AND COMPENSATION COMMITTEE

The role of the Governance and Compensation Committee is to identify and evaluate possible candidates to serve on the Board and to recommend director nominees for approval by the Board and the Company's stockholders. The Governance and Compensation Committee also considers and makes recommendations to the Board of Directors concerning the size, structure, composition and functioning of the Board and its committees, oversees the evaluation of the Board, and develops and reviews the Company's Corporate Governance Principles.

The Governance and Compensation Committee oversees the Company's overall compensation structure, policies and programs, and assesses whether the Company's compensation structure establishes appropriate incentives for management and employees. The Committee also oversees the evaluation of senior management (including by reviewing and approving performance goals for the Company's executive officers, including the CEO, and by evaluating their performance) and oversees, and makes recommendations to the Board regarding, compensation arrangements for the CEO and for certain other executive officers. The CEO makes recommendations to the Committee regarding the amount and form of executive compensation. For a description of this process, see "Base Salary," "Annual Cash Incentive Awards" and "Long-Term Equity Incentive Compensation" in the Compensation Discussion and Analysis on page 18. The Committee annually reviews the compensation of directors for service on the Board and its committees and recommends changes in compensation to the Board. The Committee administers and makes recommendations to the Board with respect to the Company's incentive compensation and equity-based compensation plans that are subject to Board approval, including the Company's key employees' stock incentive plans. The Committee is empowered to retain, at the Company's expense, such consultants, counsel or other outside advisors as it determines appropriate to assist it in the performance of its functions. In 2007, to assist in the development of targeted compensation levels, the Committee retained a compensation consultant, Johnson & Associates, which specializes in working with financial services companies. The consultant reported directly and exclusively to the Committee and provided analysis and recommendations with regard to design, amount and terms of cash, equity and benefits for executive and director compensation at Moody's. It also provided analysis regarding external benchmarking and general trends in financial services compensation. This consultant performed no other work for the Company. For 2008, the Committee retained Hewitt Associates to act as its compensation consultant and provide services generally similar in nature to those provided by the former consultant. Hewitt Associates reports directly and exclusively to the Committee. All work performed by compensation consultants must be approved by the Committee. The Committee makes the final decisions regarding named executive officer compensation.

The members of the Governance and Compensation Committee are Dr. McKinnell (Chairman), Mr. Anderson, Mr. Glauber, Mr. Kist, Senator Mack, Ms. Newcomb and Mr. Wulff, each of whom is independent under NYSE rules and under the Company's Corporate Governance Principles.

The Governance and Compensation Committee met six times during 2007.

REPORT OF THE GOVERNANCE AND COMPENSATION COMMITTEE

The Governance and Compensation Committee, which is composed solely of independent members of the Board of Directors, assists the Board in fulfilling its oversight responsibility relating to, among other things, establishing and reviewing compensation of the Company's executive officers. In this context, the Governance and Compensation Committee reviewed and discussed with management the Company's Compensation Discussion and Analysis. Following the reviews and discussions referred to above, the Governance and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Governance and Compensation Committee

Henry A. McKinnell, Jr., *Chairman*
Basil L. Anderson
Robert R. Glauber
Ewald Kist
Connie Mack
Nancy S. Newcomb
John K. Wulff

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Governance and Compensation Committee is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related party transactions. Special rules apply to executive officers and directors who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in such conduct, such executive officers and directors must make full disclosure of all the facts and circumstances to the general counsel and Chairman of the Governance and Compensation Committee, and obtain the prior written approval of the Board of Directors. All conduct is reviewed in a manner so as to (i) maintain the Company's credibility in the market, (ii) maintain the independence of the Company's employees and (iii) ensure that all business decisions are made solely on the basis of the best interests of the Company and not for personal benefit. These procedures are addressed in the Company's Code of Business Conduct. The categories of persons covered by the Company's conflict of interest policy include any director, executive officer, any nominee for director, any immediate family member of a director, executive officer, or any nominee for director, and any person owning 5% or more of the Company's common stock.

COMPENSATION OF DIRECTORS

The following table sets forth, for the fiscal year ended December 31, 2007, the total compensation of the non-management members of the Company's Board of Directors.

Name	Year	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Award ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Basil L. Anderson	2007	$75,000	$109,307	—	—	—	—	$184,307
Robert R. Glauber	2007	75,000	104,305	—	—	—	—	179,305
Ewald Kist	2007	95,000	103,055	—	—	—	—	198,055
Connie Mack	2007	75,000	104,305	—	—	—	—	179,305
Henry A. McKinnell, Jr.	2007	95,000	104,305	—	—	—	—	199,305
Nancy S. Newcomb	2007	75,000	99,025	—	—	—	—	174,025
John K. Wulff	2007	95,000	109,307	—	—	—	—	204,307

(1) In 2007, the Company's non-employee directors received an annual cash retainer of $75,000, payable in quarterly installments. The Chairmen of the Audit Committee, the Governance and Compensation Committee, and the International Business Development Committee received an additional annual cash fee of $20,000, also payable in quarterly installments. There were no separate meeting fees paid in 2007.

A non-employee director may elect to defer receipt of all or a portion of his annual cash retainer until after termination of service on the Company's Board of Directors. Deferred amounts are credited to an account and receive the rate of return earned by one or more investment options in the Moody's Corporation Profit Participation Plan as selected by the director. Upon a change in control of the Company, a lump sum payment will be made to each director of the amount credited to the director's deferred account on the date of the change in control, and the total amount credited to each director's deferred account from the date of the change in control until the date such director ceases to be a director will be paid in a lump sum at that time. In addition, any notice by a director to change or terminate an election to defer his annual retainer given on or before the date of the change in control will be effective as of the date of the change in control rather than the end of the calendar year.

(2) On February 12, 2007, each non-employee director received a restricted stock award issued from the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (the "1998 Directors Plan"). The Governance and Compensation Committee authorized the grant of restricted stock awards for 2007 on December 12, 2006, to be effective on the third trading day following the date of the February 7, 2007 public dissemination of the Company's financial results for 2007.

The amounts reported in the Stock Awards column represent the portion of the grant date fair value of the restricted stock awards made to the non-employee directors during 2007 and in prior years that was recognized as expense for financial reporting purposes during 2007 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) "Share based Payment" (FAS 123(R)), excluding, in the case of service-based awards, estimates for forfeitures. The grant date fair value for the restricted stock awards is based on the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date. Because the restricted stock awards carry dividend equivalent rights, no assumptions were used in valuing these awards under SFAS 123R. The actual amount that will be realized at the time an award vests will depend upon the market price of the Company's Common Stock at the vesting date.

The grant date fair value of the restricted stock awards granted in 2007 was $115,000, computed in accordance with FAS 123(R). These awards vest in three equal annual installments beginning on the first anniversary of the date of grant.

The aggregate number of stock awards outstanding as of December 31, 2007 for each of the Company's non-employee directors was as follows:

Name	Number of Shares Underlying Options	Number of Shares of Unvested Restricted Stock
Basil L. Anderson	0	3,438
Robert R. Glauber	18,000	3,438
Ewald Kist	0	3,438
Connie Mack	18,000	3,438
Henry A. McKinnell, Jr.	52,000	3,438
Nancy S. Newcomb	0	3,371
John K. Wulff	0	3,438

(3) Perquisites and other personal benefits provided to each of the Company's non-employee directors in 2007 were, in the aggregate, less than $10,000 per director. Each non-employee director is reimbursed for travel, meals, and hotel expenses incurred in connection with attending meetings of the Company's Board of Directors or its committees, which are generally held at the Company's executive office. For those meetings, the Company pays for travel for each non-employee director and one guest of each director, as well as for their accommodations, meals, Company-arranged activities, and other incidental expenses.

ITEM 1—ELECTION OF DIRECTORS

The Board of Directors has nominated Robert R. Glauber, Connie Mack, and Nancy S. Newcomb for re-election as Class I directors, each for a three-year term expiring in 2011. If elected, each nominee will hold office until his term expires and until a successor is elected and qualified. All three nominees are currently members of the Board of Directors. The Company expects each nominee for election as a director to be able to serve if elected. If any nominee is unable to serve, proxies will be voted for the election of such other person for director as management may recommend in the place of such nominee.

The Board of Directors recommends a vote FOR the election as directors of each of the Class I nominees listed below.

The principal occupation and certain other information (including age as of the date of this Proxy Statement) about the nominees and other directors of the Company whose terms of office continue after the Annual Meeting are set forth below.

Nominees For Class I Directors Whose Terms Expire in 2011

Robert R. Glauber
Director since June 1998

Robert R. Glauber, age 69, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Mr. Glauber has served as an adjunct lecturer at the John F. Kennedy School of Government at Harvard University since July 2007 and as a senior advisor for Peter J. Solomon Company since November

2006. Mr. Glauber served as a visiting professor at Harvard Law School from September 2006 to June 2007. Mr. Glauber served as Chairman and Chief Executive Officer of NASD from September 2001 to August 2006. From November 2000 to September 2001, Mr. Glauber served as President and Chief Executive Officer of NASD. From 1992 to October 2000, Mr. Glauber was an adjunct lecturer at the Center for Business and Government at the Kennedy School at Harvard University. From 1989 to 1992, Mr. Glauber served as Under Secretary of the Treasury for Finance. Prior to that, he was a professor of finance at the Harvard Business School from 1964. Mr. Glauber is also a director of Freddie Mac, Quadra REIT and XL Capital Ltd.

Connie Mack
Director since December 2001

Connie Mack, age 67, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Senator Mack has served as a senior policy advisor at the law firm King & Spalding LLP since February 2005 and served as a senior policy advisor at the law firm Shaw Pittman, LLP from February 2001 to February 2005. He was a United States Senator (R-FL) from 1989 to January 2001. While in the Senate, Senator Mack was the Republican Conference Chairman from 1997 to 2001, Chairman of the Joint Economic Committee from 1995 to 1997 and 1999 to 2001, and a member of the Senate Finance and Senate Banking, Housing and Urban Affairs committees. Senator Mack was Chairman of the President's Advisory Panel on Federal Tax Reform and is also a director of Darden Restaurants, EXACT Sciences Corporation, Genzyme Corporation, Spirit Aerosystems, Mutual of America Life Insurance Company, and the Chairman of the H. Lee Moffitt Cancer Center.

Nancy S. Newcomb
Director since February 2005

Nancy S. Newcomb, age 62, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Ms. Newcomb served as senior corporate officer, risk management, of Citigroup, a financial services company, from May 1998 to April 2004. She served as a customer group executive of Citicorp (the predecessor corporation) from December 1995 to April 1998, and as a division executive, Latin America from September 1993 to December 1995. From January 1988 to August 1993, she was the principal financial officer, responsible for liquidity, funding and capital management. Ms. Newcomb is also a director of The DIRECTV Group, Inc. and SYSCO Corporation.

CONTINUING DIRECTORS

Class II Directors Whose Terms Expire in 2009

Ewald Kist
Director since July 2004

Ewald Kist, age 64, is Chairman of the International Business Development Committee and is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Mr. Kist was Chairman of ING Groep N.V ("ING Group"), a financial services company, from 2000 to his retirement in June 2004. Before serving as Chairman of ING Group, Mr. Kist was Vice Chairman from 1999 to 2000 and served as a member of the Executive Board from 1993 to 1999. Prior to the merger of Nationale Nederlanden and NMB Postbank Group to form ING Group in 1992, Mr. Kist served in a variety of capacities at Nationale Nederlanden beginning in 1969, including Chairman from 1991 to 1992, General Management – the Netherlands from 1989 to 1991 and President Nationale Nederlanden US Corporation from 1986 to 1989. Mr. Kist is also a director of The DSM Corporation, Royal Philips Electronics, the Dutch National Bank and Stage Entertainment.

Henry A. McKinnell, Jr., Ph.D.
Director since October 1997

Henry A. McKinnell, Jr., age 65, is Chairman of the Governance and Compensation Committee, is a member of the Audit Committee and serves as the Lead Independent Director of the Board of Directors. Dr. McKinnell served as Chairman of the Board of Pfizer Inc. from May 2001 to December 2006 and Chief

Executive Officer from January 2001 to July 2006. He served as President of Pfizer Inc. from May 1999 to May 2001, and as President of Pfizer Pharmaceuticals Group from January 1997 to April 2001. Dr. McKinnell served as Chief Operating Officer of Pfizer Inc. from May 1999 to December, 2000, and as Executive Vice President from 1992 to 1999. Dr. McKinnell is also Chairman of the Board of the Academic Alliance Foundation and is Chairman of the Connecticut Science Center.

John K. Wulff
Director since April 2004

John K. Wulff, age 59, is Chairman of the Audit Committee and is a member of the Governance and Compensation Committee of the Board of Directors. Mr. Wulff has served as Non-Executive Chairman of the board of Hercules Incorporated, a manufacturer and supplier of specialty chemical products, since December 2003. Mr. Wulff was first elected as a director of Hercules in July 2003, and served as interim Chairman from October 2003 to December 2003. Mr. Wulff served as a member of the Financial Accounting Standards Board from July 2001 until June 2003. From January 1996 until March 2001, Mr. Wulff was Chief Financial Officer of Union Carbide Corporation. During his 14 years with Union Carbide, Mr. Wulff also served as Vice President and Principal Accounting Officer from January 1989 to December 1995, and Controller from July 1987 to January 1989. From April 1977 until June 1987, Mr. Wulff was a partner with KPMG and predecessor firms (accounting and consulting firms). In addition to serving on the board of Hercules, Mr. Wulff is a director of Celanese Corporation, Fannie Mae and Sunoco, Inc.

Class III Directors Whose Terms Expire in 2010

Basil L. Anderson
Director since April 2004

Basil L. Anderson, age 62, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Mr. Anderson served as Vice Chairman of Staples, Inc., an office products company, from September 2001 until his retirement in March 2006. Before joining Staples, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Campbell Soup Company from April 1996 to February 2001. Prior to joining Campbell Soup, Mr. Anderson was with Scott Paper Company where he served in a variety of capacities beginning in 1975, including Vice President and Chief Financial Officer from December 1993 to December 1995. Mr. Anderson is also a director of Staples, Inc., Becton Dickinson, CRA International Inc. and Hasbro, Inc.

Raymond W. McDaniel, Jr.
Director since April 2003

Raymond W. McDaniel, Jr., age 50, has served as the Chairman and Chief Executive Officer of the Company since April 2005 and serves on the International Business Development Committee of the Board of Directors. Mr. McDaniel served as the Company's President from October 2004 until April 2005 and the Company's Chief Operating Officer from January 2004 until April 2005. He served as President of Moody's Investors Service from November 2001 to August 2007. Mr. McDaniel served as the Company's Executive Vice President from April 2003 to January 2004, and as Senior Vice President, Global Ratings and Research from November 2000 until April 2003. He served as Senior Managing Director, Global Ratings and Research, of Moody's Investors Service, Inc. from November 2000 until November 2001 and as Managing Director, International from 1996 to November 2000. Mr. McDaniel is also a director of John Wiley & Sons, Inc.

ITEM 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

As part of the Audit Committee's oversight of the Company's independent registered public accountants, the Committee conducted a competitive process to review the selection of the Company's independent registered public accounting firm. Based on the results of that process, the Audit Committee appointed KPMG LLP as our independent registered public accounting firm to audit the consolidated financial statements of the Company for the year ending December 31, 2008 and PricewaterhouseCoopers LLP was dismissed on February 28, 2008.

The reports of PricewaterhouseCoopers LLP on the Company's consolidated financial statements for the fiscal years ended December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company's financial statements for each of the fiscal years ended December 31, 2007 and 2006 and through February 28, 2008, there were no disagreements between the Company and PricewaterhouseCoopers on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused PricewaterhouseCoopers to make reference to the matter in their reports on the financial statements of the Company for such years. During the fiscal years ended December 31, 2007 and 2006, and through February 28, 2008, there have been no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K. Services provided to the Company by PricewaterhouseCoopers LLP in 2007 included the audit of the consolidated financial statements, audits of management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, limited reviews of quarterly financial statements, employee benefit plan audits, consultations on various accounting matters and statutory audits of non-U.S. subsidiaries.

As a matter of good corporate governance, the Audit Committee has requested the Board of Directors to submit the selection of KPMG LLP to stockholders for ratification. If the appointment of KPMG LLP is not ratified by stockholders, the Audit Committee will re-evaluate its selection and will determine whether to maintain KPMG LLP as the Company's independent registered public accounting firm or to appoint another independent registered public accounting firm. If prior to the 2009 Annual Meeting of Stockholders, KPMG LLP ceases to act as the Company's independent registered public accounting firm or if the Audit Committee removes KPMG LLP as the Company's independent registered public accounting firm, then the Audit Committee will appoint another independent registered public accounting firm. A representative of KPMG LLP is expected to be present at the Annual Meeting. Such representative will have the opportunity to make a statement if he so desires and is expected to be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2008.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

The aggregate fees for professional services rendered for the integrated audit of the Company's annual financial statements for the years ended December 31, 2007 and 2006, for the review of the financial statements included in the Company's Reports on Forms 10-Q and 8-K, and for statutory audits of non-U.S. subsidiaries were approximately $2.6 million in 2007 (including $0.2 million accrued but not billed) and $2.1 million in 2006 (including $0.3 million accrued but not billed). All such fees were attributable to PricewaterhouseCoopers LLP.

Audit-Related Fees

The aggregate fees billed for audit-related services rendered to the Company by PricewaterhouseCoopers LLP were approximately $0.1 million for each of the years ended December 31, 2007 and 2006. Such services included employee benefit plan audits and consultations concerning financial accounting and reporting standards.

Tax Fees

The aggregate fees for professional services rendered for tax services, principally related to tax consulting and compliance matters, rendered to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2007 and 2006 were $0 and approximately $5,000, respectively.

All Other Fees

The aggregate fees billed for all other services rendered, principally related to accounting research software, to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2007 and 2006 were approximately $6,000 and $4,000, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the number of shares of Common Stock beneficially owned as of December 31, 2007 by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock (the "Company's 5% Owners"), (ii) each director and nominee for director of the Company, (iii) each named executive officer listed in the Summary Compensation Table below (the "Named Executive Officers"), and (iv) all directors and executive officers of the Company as a group. Stock ownership information is based on (a) the number of shares of Common Stock held by directors and executive officers as of December 31, 2007 (in accordance with information supplied to the Company by them), and (b) the number of shares of Common Stock held by the Company's 5% Owners, based on information filed with the SEC by the Company's 5% Owners. Unless otherwise indicated and except for the interests of individuals' spouses, the stockholders listed below have sole voting and investment power with respect to the shares indicated as owned by them. Percentages are based upon the number of shares of Common Stock outstanding on December 31, 2007, and, where applicable, the number of shares of Common Stock that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning "Stock Units," the value of which is measured by the price of the Common Stock. Stock Units do not confer voting rights and are not considered "beneficially owned" shares under SEC rules.

Name	Aggregate Amount of Shares Beneficially Owned(1)	Stock Units(2)	Percentage of Shares Outstanding
Mark E. Almeida	323,175(3)	0	*
Basil L. Anderson	7,682	3,725	*
Brian M. Clarkson	278,526	0	*
Jeanne M. Dering	528,578(4)	0	*
Robert R. Glauber	33,900	1,578	*
John J. Goggins	257,106	0	*
Linda S. Huber	116,284	0	*
Ewald Kist	6,931	0	*
Connie Mack	24,175(5)	0	*
Raymond W. McDaniel	1,343,788(6)	0	*
Henry A. McKinnell, Jr.	82,352	1,581	*
Nancy S. Newcomb	5,365	0	*
John K. Wulff	14,682	6,159	*
All current directors and executive officers as a group (16 persons)	3,127,055	13,043	1.24%

Name	Aggregate Amount of Shares Beneficially Owned	Stock Units	Percentage of Shares Outstanding
Berkshire Hathaway, Inc. .... Warren E. Buffett, OBH, Inc., GEICO Corporation, Government Employees Insurance Company and National Indemnity Company 1440 Kiewit Plaza Omaha, Nebraska 68131	48,000,000(7)(8)	0	19.09%
Davis Selected Advisers, L.P. .... 2949 East Alvira Road, Suite 101 Tucson, Arizona 85706	18,547,115(9)	0	7.38%
Sands Capital Management, LLC .... 1101 Wilson Blvd. Suite 2300 Arlington, VA 22209	14,073,516(10)	0	5.60%

* Represents less than 1% of the outstanding Common Stock.

(1) Includes the maximum number of shares of Common Stock that may be acquired within 60 days of December 31, 2007, upon the exercise of vested stock options as follows: Mr. Almeida—244,764; Mr. Anderson—0; Mr. Clarkson—209,475; Ms. Dering—468,250; Mr. Glauber—18,000; Mr. Goggins—225,413; Ms. Huber—83,625; Mr. Kist—0; Senator Mack—18,000; Mr. McDaniel—1,205,648; Dr. McKinnell—52,000; Ms. Newcomb—0; and Mr. Wulff—0; and all current directors and executive officers as a group—2,606,550. Also includes the following shares of restricted stock over which the named executive officers and directors had voting (but not dispositive) power as of December 31, 2007: Mr. Almeida—13,389; Mr. Anderson—3,438; Mr. Clarkson—28,273; Ms. Dering—18,737; Mr. Glauber—3,438; Mr. Goggins—14,006; Ms. Huber—25,236; Mr. Kist—3,438; Senator Mack—3,438; Mr. McDaniel—60,783; Dr. McKinnell—3,438; Ms. Newcomb—3,371; and Mr. Wulff—3,438; and all current directors and executive officers as a group—199,783.

(2) Consists of stock units (payable to non-employee directors after retirement), the value of which is measured by the price of the Common Stock, received under various non-employee director compensation arrangements of the Company and its predecessor. These units do not confer voting rights and are not considered "beneficially owned" shares of Common Stock under SEC rules. Additional stock units accrue over time to reflect the deemed reinvestment of dividends.

(3) This amount includes 1,000 shares of Common Stock owned by the estate of Patricia M. Almeida.

(4) This amount includes 7,860 shares of Common Stock owned by Ms. Dering's spouse as well as 4,358 shares held by Ms. Dering's spouse pursuant to a 401(k) plan.

(5) This amount includes 484 shares of Common Stock owned by the Priscilla Mack Trust.

(6) This amount includes 2,000 shares of Common Stock owned by Mr. McDaniel's spouse.

(7) As set forth in the Schedule 13G jointly filed with the SEC by Warren E. Buffett, Berkshire Hathaway Inc., OBH, Inc., GEICO Corporation, Government Employees Insurance Company and National Indemnity Company, (a) each of Mr. Buffett, Berkshire Hathaway Inc., OBH, Inc. and National Indemnity Company had shared voting power and shared dispositive power with respect to all of the 24,000,000 shares reported in such Schedule 13G and (b) each of GEICO Corporation and Government Employees Insurance Company had shared voting power and shared dispositive power with respect to 7,859,700 of such 24,000,000 shares. The number of shares beneficially owned as set forth in the table above has been adjusted to 48,000,000 for the May 18, 2005 stock split.

(8) This address is listed in the Schedule 13G as the address of each of Mr. Buffett, Berkshire Hathaway Inc. and OBH, Inc. The address of National Indemnity Company is listed as 3024 Harney Street, Omaha, Nebraska 68131, and the address of each of GEICO Corporation and Government Employees Insurance Company is listed as 1 GEICO Plaza, Washington, D.C. 20076.

(9) A Schedule 13G/A filed by Davis Selected Advisers, L.P. ("Davis") with the SEC on February 13, 2008 reported that Davis, a registered investment adviser, had sole voting power with respect to 17,435,129 of such 18,547,115 shares.

(10) A Schedule 13G filed by Sands Capital Management, LLC ("SCM") with the SEC on February 14, 2008 reported that SCM had sole voting power with respect to 8,350,075 of such 14,073,516 shares.

Stock Ownership Guidelines

In February 2008, the Board of Directors confirmed the stock ownership guidelines for non-employee directors and executives of the Company and its subsidiary, Moody's Investors Service, and established stock ownership guidelines for its newly formed subsidiary, Moody's Analytics. Each non-employee director and executive has five years to comply with those guidelines. The ownership requirements for the Company are five times base salary for the CEO, three times base salary for the remaining executives, and five times the annual cash retainer for non-employee directors. Restricted shares and shares owned by immediate family members or through qualified Company savings and retirement plans may be used to satisfy the ownership requirements.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the SEC reports on Forms 3, 4 and 5 concerning their ownership of and transactions in the Common Stock and other equity securities of the Company. As a practical matter, the Company seeks to assist its directors and executives by monitoring transactions and completing and filing reports on their behalf.

Based solely on the Company's review of copies of such reports furnished to the Company and written representations that no other reports are required, the Company believes that all of its officers and directors and those greater-than-10% stockholders that filed any reports filed all of such reports on a timely basis during the year ended December 31, 2007, with the exception of one late filing by Mr. Almeida with respect to 1,000 shares held in his mother's estate for which he serves as trustee. This was subsequently reported on a Form 3/A.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth, as of December 31, 2007, certain information regarding the Company's equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	18,618,999(1)	$37.43	18,414,328(2)
Equity compensation plans not approved by security holders	0	—	0
Total	18,618,999	$37.43	18,414,328

(1) Includes 9,827,511 options outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, 8,599,488 options outstanding under the Company's 1998 Key Employees' Stock Incentive Plan, and 192,000 options outstanding under the 1998 Non-Employee Directors' Stock Incentive Plan. No option grants remain outstanding from the Dun & Bradstreet Corporation's 1996 Non-Employee Directors' Stock Incentive Plan, which was terminated in July 1998, or under the Dun & Bradstreet Corporation's 1991 Key Employees' Stock Incentive Plan, which expired by its terms in February 2001.

(2) Includes 13,968,964 shares and 317,064 shares available for issuance as options, stock appreciation rights or other stock-based awards under the 2001 Stock Incentive Plan and 1998 Stock Incentive Plan, respectively, 258,635 shares available for issuance as options, shares of restricted stock or performance shares under the 1998 Directors Plan, and 3,869,665 shares available for issuance under the Company's Employee Stock Purchase Plan. No new grants may be made under the 1996 Directors Plan, which was terminated in July 1998, or under the 1991 Option Plan, which expired by its terms in February 2001.

Based on the Committee's analysis of the above, and consideration of a recommendation from Mr. McDaniel (other than with respect to his own compensation), the Committee annually reviews and establishes a targeted total compensation level for each Named Executive Officer.

Because actual compensation payouts are based on achieved performance of the Company and individual objectives, amounts paid may be above or below the target ranges. Details regarding actual payouts for 2007 are described below in "Total 2007 Actual Compensation Payouts."

Components of Moody's Executive Compensation Program

Moody's executive compensation program consists of three primary components:

- Base salary
- An annual cash incentive award opportunity; and
- Long-term equity incentive compensation.

Moody's philosophy is to slightly overweight base salary, underweight the annual cash incentive award opportunity, and overweight long-term equity incentive compensation in relation to the proportion at peer group companies. Moody's believes that this allocation is appropriate for the Named Executive Officers given the need to balance the two critical objectives of the executive compensation program: first, the need to attract, retain and motivate individuals capable of and committed to performing at a consistently high level; and second, the desire to encourage the achievement of Moody's near-term and longer-term financial objectives. Thus, decisions made when setting one element of compensation impacts decisions made with regard to other elements.

In determining the proper weighting of each element of compensation, the Company reviews data from its peer group and the broader financial services market data provided by its compensation consultant. Although each of these companies has a different compensation structure, those in the peer group in 2006 provided their senior management with annual cash compensation of approximately 30 to 70 percent and long-term compensation of approximately 30 to 70 percent of total compensation. Those in the broader financial services industry group in 2007 targeted cash compensation for senior management of approximately 40 to 70 percent of total compensation, and long-term compensation of approximately 30 to 60 percent of total compensation.

In recent years the Company has provided its Named Executive Officers with actual cash compensation (base salary and annual cash incentive awards) of between 35 percent and 40 percent of total compensation and equity compensation of between 60 percent and 65 percent of total compensation. In 2007 specifically, for the Named Executive Officers, total target cash compensation was between 30 to 45 percent of the total compensation for each executive and target long-term compensation (which for Moody's was 100 percent comprised of equity grants) accounted for 55 to 70 percent of the total compensation. In the case of 2007 total compensation, the grant date fair value of the equity awards made to the Named Executive Officers during 2007 is reported in the Grants of Plan-Based Awards Table on page 33.

In 2007, elements of compensation were not weighted significantly differently among executives. The Committee did not consider the current value of previous compensation awards when determining target or actual awards for 2007. Instead, annual awards were determined by considering 2007 performance as well as expectations for the future. Awards have not been based upon the value of an officer's existing equity holdings. Moody's believes that this mix remains consistent with the Company's compensation philosophy and is aligned with long-term shareholder interests.

Compensation of Chief Executive Officer. The same compensation policies are applied to the determination of the chief executive officer's compensation. The Committee begins its analysis of total compensation for the chief executive officer by analyzing the compensation of executive officers with similar

Stock Ownership Guidelines

In February 2008, the Board of Directors confirmed the stock ownership guidelines for non-employee directors and executives of the Company and its subsidiary, Moody's Investors Service, and established stock ownership guidelines for its newly formed subsidiary, Moody's Analytics. Each non-employee director and executive has five years to comply with those guidelines. The ownership requirements for the Company are five times base salary for the CEO, three times base salary for the remaining executives, and five times the annual cash retainer for non-employee directors. Restricted shares and shares owned by immediate family members or through qualified Company savings and retirement plans may be used to satisfy the ownership requirements.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the SEC reports on Forms 3, 4 and 5 concerning their ownership of and transactions in the Common Stock and other equity securities of the Company. As a practical matter, the Company seeks to assist its directors and executives by monitoring transactions and completing and filing reports on their behalf.

Based solely on the Company's review of copies of such reports furnished to the Company and written representations that no other reports are required, the Company believes that all of its officers and directors and those greater-than-10% stockholders that filed any reports filed all of such reports on a timely basis during the year ended December 31, 2007, with the exception of one late filing by Mr. Almeida with respect to 1,000 shares held in his mother's estate for which he serves as trustee. This was subsequently reported on a Form 3/A.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth, as of December 31, 2007, certain information regarding the Company's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	18,618,999(1)	$37.43	18,414,328(2)
Equity compensation plans not approved by security holders	0	—	0
Total	18,618,999	$37.43	18,414,328

(1) Includes 9,827,511 options outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, 8,599,488 options outstanding under the Company's 1998 Key Employees' Stock Incentive Plan, and 192,000 options outstanding under the 1998 Non-Employee Directors' Stock Incentive Plan. No option grants remain outstanding from the Dun & Bradstreet Corporation's 1996 Non-Employee Directors' Stock Incentive Plan, which was terminated in July 1998, or under the Dun & Bradstreet Corporation's 1991 Key Employees' Stock Incentive Plan, which expired by its terms in February 2001.

(2) Includes 13,968,964 shares and 317,064 shares available for issuance as options, stock appreciation rights or other stock-based awards under the 2001 Stock Incentive Plan and 1998 Stock Incentive Plan, respectively, 258,635 shares available for issuance as options, shares of restricted stock or performance shares under the 1998 Directors Plan, and 3,869,665 shares available for issuance under the Company's Employee Stock Purchase Plan. No new grants may be made under the 1996 Directors Plan, which was terminated in July 1998, or under the 1991 Option Plan, which expired by its terms in February 2001.

COMPENSATION DISCUSSION AND ANALYSIS

Moody's long-term success is dependent on a leadership team with the integrity, skills, and dedication necessary to oversee a global organization on a day-to-day basis that is capable of reacting to market changes and meeting the challenges of the current financial environment. In addition, the leadership must have the vision to anticipate and respond to future market developments. Moody's executive compensation program is designed to enable the Company to attract, motivate and retain a senior management team with the collective and individual abilities to meet these challenges. The program's primary objective is to align executives' efforts with the long-term interests of shareholders by enhancing the Company's reputation, financial success and relevance to the capital markets.

General Executive Compensation Philosophy

Moody's compensates its executives, including the Named Executive Officers, through a combination of base salary, annual cash incentive awards, long-term equity incentive compensation and related benefits. These components are designed, in aggregate, to be competitive with comparable organizations and to align the financial incentives for the executives with the short and long-term interests of shareholders. Moody's executive compensation program is designed to:

- align executives' rewards with increases in the value of shareholders' investments;
- link a substantial part of each executive's compensation to the achievement of the Company's financial and operating objectives and to the individual's performance; and
- provide a competitive total compensation package that will assist in the retention of the Company's executives and motivate them to perform at a superior level.

The Governance and Compensation Committee of the Board of Directors (the "Committee") has responsibility for oversight and design of the Company's compensation program and has final authority for evaluating and setting compensation for Named Executive Officers who are identified in the Summary Compensation Table. Each year, the Committee approves financial and non-financial objectives for the Company and the Named Executive Officers that are reflected in the Company's incentive compensation plans. Moody's designs its annual cash incentive awards to reward company-wide performance by tying awards primarily to operating income and, for certain Named Executive Officers, earnings per share. It ties awards under its long-term incentive compensation plans primarily to total shareholder return. In addition, Moody's also considers the individual performance of each Named Executive Officer and other relevant criteria, such as the accomplishments of the management team as a whole.

Targeted Total Compensation

Moody's provides a targeted total compensation level which is structured around the amount payable if Company and individual performance goals are fully met.

Peer Group and Financial Services Industry Analysis. To assist the Company in the development of targeted compensation levels, for 2007 the Committee retained the services of a compensation consultant which specializes in working with financial services companies. The consultant reported directly to the Committee and provided analysis and recommendations with regard to design, amount and terms of cash, equity and benefits for executive and director compensation at Moody's. It also provided analysis regarding external benchmarking and general trends in financial services compensation. Initially, the consultant assisted the Committee in identifying a group of relevant peer companies based on a review of financial services companies that are active in credit risk analysis, company and industry credit research, business information services, and other similar services for the investment community. Companies were then selected for the peer group based on common metrics which include revenue, number of employees and market capitalization.

Moody's current peer group consists of:

XL Capital Ltd.	Regions Financial Corporation	Northern Trust Corporation	Compass Bancshares Inc.
Suntrust Banks, Inc.	MBIA Inc.	First Horizon Bank	Franklin Resources Inc.
Radian Group	MGIC Investment Corp.	Old Republic International Corp.	E*TRADE Financial
Everest Re Group, Ltd.	Ambac Financial Group	T. Rowe Price	Mellon Financial Corporation
Legg Mason	M&T Bank	The PMI Group, Inc.	Bank of New York
BlackRock Inc.	Branch Banking & Trust Co.	A.G. Edwards	Raymond James
Assured Guaranty	Financial Security Assurance	Zions Bancorporation	

Augmenting the peer group data was data regarding the broader financial services industry provided by the compensation consultant.

Target Setting Process. The Committee begins its analysis by looking at the total compensation for individuals in the Company's peer group with positions comparable to the Named Executive Officers (CEO, CFO and General Counsel) and the broader financial services industry. The offices held by the remaining top paid executive officers of the Company's peer group were not similar in nature or scope to the remaining Named Executive Officers, therefore, direct comparisons are not easily made. The Committee also benchmarks total cash (base salary and bonus) against those groups. However, the Committee does not target individual elements of compensation, such as base salary, nor does it benchmark any elements to a subset of its peer group. The peer group information is reviewed in quartile ranges, in most cases generally targeting the 50 to 75th percentile, and is typically on a one-year lagged basis as the compensation data is derived from the information that is available through the preceding year's proxy statement disclosures. The broader market data reflects information provided by the compensation consultant regarding the 2007 targets of financial services industry companies and is not one-year lagged.

In 2007, the targeted total compensation opportunity was between the 50 to 75th percentile as compared to 2006 comparable data for all Named Executive Officers and in comparison to 2007 financial services group data, with the exception of one whose targeted total compensation was above the 75 percent threshold. Because this executive resigned in 2007, details regarding her compensation are included below under "Severance Agreements." Targeted total cash (base salary and bonus) in 2007 was below the 50th percentile for all continuing Named Executive Officers as compared to the peer group and the financial services industry. The targeted compensation of Ms. Dering, who is no longer with the Company, was between the 50 and 75th percentile of both groups' ranges.

These percentile ranges serve as but one of the reference points when establishing targeted total compensation. Because of the unique nature of the Company's business and the absence of a publicly traded comparable company in Moody's business, peer group and financial services industry data is not applied on a strictly correlative basis. Instead, the Company takes a broader approach to these figures in order to allow for flexibility based on actual yearly performance and market conditions.

Next, the Committee reviews each Named Executive Officer's skills, experience, and performance during the prior year. The performance factors considered, both when setting targets and when ultimately making payout determinations, are described below under "Preliminary Determination and Discretionary Adjustments."

Based on the Committee's analysis of the above, and consideration of a recommendation from Mr. McDaniel (other than with respect to his own compensation), the Committee annually reviews and establishes a targeted total compensation level for each Named Executive Officer.

Because actual compensation payouts are based on achieved performance of the Company and individual objectives, amounts paid may be above or below the target ranges. Details regarding actual payouts for 2007 are described below in "Total 2007 Actual Compensation Payouts."

Components of Moody's Executive Compensation Program

Moody's executive compensation program consists of three primary components:

- Base salary
- An annual cash incentive award opportunity; and
- Long-term equity incentive compensation.

Moody's philosophy is to slightly overweight base salary, underweight the annual cash incentive award opportunity, and overweight long-term equity incentive compensation in relation to the proportion at peer group companies. Moody's believes that this allocation is appropriate for the Named Executive Officers given the need to balance the two critical objectives of the executive compensation program: first, the need to attract, retain and motivate individuals capable of and committed to performing at a consistently high level; and second, the desire to encourage the achievement of Moody's near-term and longer-term financial objectives. Thus, decisions made when setting one element of compensation impacts decisions made with regard to other elements.

In determining the proper weighting of each element of compensation, the Company reviews data from its peer group and the broader financial services market data provided by its compensation consultant. Although each of these companies has a different compensation structure, those in the peer group in 2006 provided their senior management with annual cash compensation of approximately 30 to 70 percent and long-term compensation of approximately 30 to 70 percent of total compensation. Those in the broader financial services industry group in 2007 targeted cash compensation for senior management of approximately 40 to 70 percent of total compensation, and long-term compensation of approximately 30 to 60 percent of total compensation.

In recent years the Company has provided its Named Executive Officers with actual cash compensation (base salary and annual cash incentive awards) of between 35 percent and 40 percent of total compensation and equity compensation of between 60 percent and 65 percent of total compensation. In 2007 specifically, for the Named Executive Officers, total target cash compensation was between 30 to 45 percent of the total compensation for each executive and target long-term compensation (which for Moody's was 100 percent comprised of equity grants) accounted for 55 to 70 percent of the total compensation. In the case of 2007 total compensation, the grant date fair value of the equity awards made to the Named Executive Officers during 2007 is reported in the Grants of Plan-Based Awards Table on page 33.

In 2007, elements of compensation were not weighted significantly differently among executives. The Committee did not consider the current value of previous compensation awards when determining target or actual awards for 2007. Instead, annual awards were determined by considering 2007 performance as well as expectations for the future. Awards have not been based upon the value of an officer's existing equity holdings. Moody's believes that this mix remains consistent with the Company's compensation philosophy and is aligned with long-term shareholder interests.

Compensation of Chief Executive Officer. The same compensation policies are applied to the determination of the chief executive officer's compensation. The Committee begins its analysis of total compensation for the chief executive officer by analyzing the compensation of executive officers with similar positions at companies included in its peer group as well as in the broader market. The Company has determined in the past that the chief executive officers of comparable companies generally are paid compensation that is materially different in amount than that of other executive officers at such companies. Additionally, the Committee takes into account the scope of the individual's responsibilities, experience and prior performance, and balances these factors against competitive market data for comparable positions when determining overall compensation. Because the chief executive officer of the Company is responsible for the entire organization, and is not only responsible for one area of operations of it, as is the case with the other Named Executive Officers, the scope of his position led to a determination that a materially higher total compensation package was warranted.

Base Salary

For executives, including the Named Executive Officers, base salary is intended to provide a level of compensation for these individuals that is appropriate given their professional status, market value and accomplishments. Each year, the Committee reviews the base salaries of Moody's Named Executive Officers and market information provided by the compensation consultant, to determine whether an adjustment is warranted. For each individual, the Committee takes into account the scope of the individual's responsibilities, experience and prior performance, and balances these factors against competitive market data for comparable positions. In evaluating each individual's base salary, the Committee also considers internal equity with respect to the other executives.

The base salaries paid to the Named Executive Officers during 2007 are reported in the Summary Compensation Table on page 31.

Annual Cash Incentive Awards

Moody's awards the Company's executives, including the Named Executive Officers, annual cash incentives based on performance against financial objectives specified at the beginning of the performance year, and an evaluation of individual accomplishments during that year. The plan design, together with the size of the annual cash incentive award opportunity, ensures that a significant portion of each Named Executive Officer's cash compensation is "at risk" and payable only when Moody's shareholders have also benefited from their efforts. In the case of the Named Executive Officers whose overall annual cash compensation may, in some instances, exceed $1 million, an overall performance target is established to ensure that their award payouts that are solely attributable to and dependent upon satisfaction of such performance target will be fully deductible under the federal income tax laws.

Executive Performance Incentive Compensation Plan. Annual cash incentive awards are made under our Executive Performance Incentive Compensation ("EPIC") plan. EPIC funding is driven by the Company's long-term ("normative") growth targets. There is not a predetermined aggregate dollar amount of plan funding from which Named Executive Officers are paid, nor is a maximum dollar amount assigned to potential awards. Instead, bonus payments are funded by the Company's percentage achievement against pre-set objectively determinable targets.

Except as described in the following sentence, in 2007, the aggregate funding of the plan for executives, including the Named Executive Officers, was based on the financial performance of the Company as against the growth targets of 12.5 percent operating income growth and 15 percent earnings-per-share growth (such percentages are adjusted for one time events such as, for example, the impact of legacy tax matters that are described in the filings made by the Company from time to time with the SEC). There was not an earnings-per-share growth component in the funding for Messrs. Clarkson and Almeida's awards. The Committee selected earnings-per-share growth because of its direct relationship to enhancing the value of shareholders' investments. However, since earnings-per-share growth does not always correlate directly with company operating performance, the Committee concluded that it was also important to include operating income growth as an additional performance measure.

Under EPIC, unfavorable variances in financial performance versus the growth targets can still result in partial funding. For example, full funding occurs if the growth targets described above are achieved. However, where the year's growth reaches only one-half or less of the targeted levels, the plan may still be funded at 50 percent, with individual incentive payments, if any, subject to the approval of the Board of Directors. This feature is intended to provide sufficient flexibility to manage retention of key managers, particularly in slower growth environments, but is not intended to provide equivalent downside protection to each manager irrespective of performance. Operating income and earnings-per-share growth above the 50 percent level, but below the growth targets, results in funding between 50 percent and 100 percent of target on a linear basis and continues that way uncapped above 100 percent of target. In addition, the Committee may authorize supplemental funding which may be used to make discretionary awards to individual employees, including the Named Executive Officers.

For fiscal year 2008, the Company has modified aggregate funding for the plan to instead be based on performance against budget for the Company and its two primary subsidiaries, Moody's Analytics and Moody's Investors Service. The Company's performance measurement will be based on a roll-up of operating company results. The Committee has added a maximum funding level of 200 percent of the target if earnings per share and/or operating income growth as a percentage is 12 percentage points or higher than budget. Furthermore, the Committee removed the minimum funding level for 2008 and replaced it with threshold performance of earnings per share and/or operating growth being no more than six percentage points below budget. In instances where earnings per share or operating income growth are less than that level, no formulaic funding would occur.

Preliminary Determination and Discretionary Adjustments. As discussed above, each year, the Committee establishes target award opportunities for each executive, including the Named Executive Officers, after consideration of peer group data provided by the Committee's consultant. At the end of the year, the chief executive officer makes recommendations to the Committee as to the size of each award that should be paid. The recommendation is not made solely by using a formula. Instead, starting from the baseline target, a preliminary award payout amount is funded on the basis of each Named Executive Officer's formulaic achievement relative to their financial (quantitative) objectives. Then, the preliminary awards are subjected to potential negative adjustment recommendations by the chief executive officer based on the degree of achievement of each individual against their qualitative objectives. This negative adjustment recommendation is typically between 0 percent and 33.3 percent of the maximum award, although a significant failure to achieve qualitative objectives may result in a negative adjustment larger than 33.3 percent. Positive adjustments may also be made; however, if such adjustments result in compensation exceeding the target, in certain cases the award may not be deductible under the federal income tax laws.

Non-financial objectives, which are used to determine the negative discretionary adjustments to the preliminary awards, differ among executives as their positions face different challenges and involve different strategic initiatives. Among the non-financial performance factors considered when evaluating compensation of the Named Executive Officers is one's contribution to the Company's progress towards achievement of long-term initiatives, satisfaction of job responsibilities, new product development, corporate development, pursuit of internal synergies, international expansion, competitive differentiation, oversight of staff, attracting and maintaining talented employees, management of regulatory and legal concerns, adapting to regulatory changes, corporate planning, risk management, helping to maintain and support the Company's values and culture, and potential future contributions the executive will make to the growth of the Company. In addition to using these factors to determine EPIC payments, the Committee also performs this same subjective non-formulaic evaluation for determining all aspects of pay.

Mr. McDaniel presents his recommendations to the Committee. The Committee considers the proposed payouts, solicits advice from the compensation consultant, as appropriate, and determines final payout amounts for each Named Executive Officer. Adjustments made by the Committee are subjective and can be based generally on a review of the circumstances affecting results to determine if any events were unusual or unforeseen. Because performance goals are multi-layered, downward adjustments are not made necessarily due to the failure to achieve any particular single goal, but instead reflect an overall assessment of the executive's work over the year.

The Committee's adjustments can be greater or lesser than the chief executive officer's recommendation with respect to any individual. For 2007, the Committee made adjustments to the compensation recommendations with respect to each Named Executive Officer.

Award payouts are finalized at the Committee's February meeting following the performance year in question and based on the prior year's performance, and actual payouts are made typically at the beginning of March. Any discretionary payment to a Named Executive Officer in excess of the amount implied by a zero percent negative discretion adjustment as described above will not constitute performance-based compensation and may not be deductible to the Company to the extent that any such Named Executive Officer has compensation, other than performance-based compensation, in excess of $1 million in any year.

The Committee uses a similar process to establish the award payout for Mr. McDaniel. First, Mr. McDaniel conducts a self-assessment at the end of the year in much the same manner that he assesses the other Named Executive Officers' performance. His bonus is preliminarily funded on the basis of achievement relative to objective quantitative measures of performance. He then puts forth a recommendation to the Committee regarding the negative discretionary adjustment to his award. The Committee reviews his recommendation, evaluates his performance and, with the assistance of and reliance on the compensation consultant, the Committee determines the adjustment based on their own review of his performance as compared to the non-financial objectives.

2007 Results. Moody's confronted significant challenges in 2007 as credit problems that began in the U.S. housing sector affected important parts of the Company's ratings business globally. Nonetheless, the Company reported solid financial performance for full-year 2007. Revenue totaled $2,259.0 million, an increase of 11% from $2,037.1 million for the same period of 2006. Operating income was $1,131.0 million and included restructuring charges of $50.0 million. Diluted earnings per share of $2.58 included a $0.19 per share benefit from the settlement of a legacy tax matter in the second quarter of 2007 and an $0.11 per share charge related to restructuring actions. Excluding the 2007 restructuring charge and the 2006 gain on building sale of $160.6 million, operating income of $1,181.0 for 2007 grew 7% from $1,098.9 million in 2006. Excluding the adjustments listed above and the impact of legacy tax matters in both years, diluted earnings per share were $2.50, 11% higher than $2.25 in 2006.

The Committee determined a 16.7 percent negative adjustment with respect to Mr. McDaniel's annual cash incentive award, a zero percent negative adjustment to the formulaic outcome of Ms. Huber and Messrs. Clarkson and Goggins' annual cash incentive awards, and a positive adjustment with respect to Mr. Almeida's annual cash incentive award amount.

In addition, as the Committee determined that the formulaic funding of Ms. Huber and Mr. Clarkson's cash incentive amounts would have led to an inappropriately sharp drop in their compensation given their performance, these two officers received a discretionary bonus outside of the EPIC plan.

In considering the appropriate adjustments to the formulaic bonus results for Mr. Clarkson and Mr. Almeida, the Committee took into account the fact that their bonus targets and preliminary funding formulae were set prior to their assumption, in August 2007, of their current responsibilities as President of Moody's Investors Service and President of Moody's Analytics, respectively. In particular, the formulaic funding for each was based solely on the financial performance of their previous narrower areas of responsibility rather than the whole businesses which they led throughout the latter half of the year. For Ms. Huber, judgments about the qualitative factors of her performance, including the implementation of various measures concerning the financial and capital structure of the Company, contributed to the Committee's decision to not make a negative adjustment.

Comparisons against the peer group can only be made for the CEO, CFO and General Counsel because those are the only three Named Executive Officers with directly comparable data disclosed in the filings of the peer group. For two of these three executives, the annual cash incentive awards in combination with base salary amounts, fell below the 25th percentile against the peer group and between the 25 and 50th percentiles for the third executive. Because the offices held by the remaining top paid executive officers of the Company's peer group were not similar in nature or scope to the remaining Named Executive Officers, direct comparisons are not easily made.

As compared to the 2007 target data regarding the broader financial services market, the total cash compensation for each Named Executive Officer was below the 50th percentile, except for Ms. Dering, who was between the 50 and 75th percentiles. The Committee concluded that given the significant challenges faced by Moody's in 2007, offset in part by the Company's still solid financial performance, total cash compensation below the peer group's 50th percentile and a significant decline in year over year incentive compensation was appropriate.

Details regarding the annual cash incentive award payouts and the discretionary bonus payments to the Named Executive Officers for 2007 are reported in the Summary Compensation Table on page 31.

Long-Term Equity Incentive Compensation

Moody's long-term equity incentive compensation program is designed to reward the Company's executives, including the Named Executive Officers, for their individual performance, as well as for overall Company performance over a multi-year period.

Long-term equity compensation also has been overweighted in recent years as compared to the data provided by the Company's compensation consultant with regard to the Company's peer group. The emphasis on long-term equity compensation, represented by a mix of stock options and restricted stock, aligns with the Company's focus on long-term credibility, contribution to overall company value and alignment with shareholder interests. The long-term equity awards in 2007 were comprised of 50 percent stock options and 50 percent restricted stock. The Company believes this was an appropriate mix in 2007 as the potential appreciation in stock options provided long-term motivation incentives by rewarding executives for superior financial performance and a strong growth orientation (both of which are well-aligned with shareholder interests), while the use of restricted stock provided retention incentives and reduced the leverage in the plan so that executives are motivated to take actions appropriate to achieving long-term financial performance. Restricted stock awards also maintain appropriate motivational elements for annual performance through a performance-based vesting schedule and any appreciation realized in the stock price as well as the potential for both accelerated and decelerated vesting when the Company experiences strong or weak financial performance respectively, as against the Company's growth targets. The Committee continues to evaluate the mix of stock options and restricted stock and has determined that in 2008 long-term equity awards for members of senior management, including the Named Executive Officers, will be comprised of 100 percent stock options. This determination was made in light of the recent decline in the Company's stock price. The Committee believes that using 100 percent stock options more strongly aligns our executive's long-term compensation with the interests of shareholders, yet potential for stock price appreciation serves as a strong retention tool.

Stock options vest through continued service over four years in annual 25 percent increments, which ensures that an executive will realize value from his award only if the market price of Moody's common stock appreciates above the options' exercise price at any time after the shares have vested. Similarly, restricted stock awards are structured to provide motivation via potential stock price appreciation as well as the potential for accelerated vesting when the Company experiences financial performance of greater than 15 percent growth in operating income. An executive's restricted stock award vests to the extent that the Company has achieved specified performance goals. The vesting of shares in any one year is expressed as a percentage of "Target Shares" which are equal to 25 percent of the number of restricted shares granted. If annual operating income growth is less than 10 percent, 50 percent of Target Shares vest; if annual operating income growth is between 10 percent and 15 percent (inclusive), 100 percent of Target Shares vest; and if annual operating income growth is more than 15 percent, 150 percent of Target Shares vest. If the restricted shares are not fully vested on the fifth anniversary of the date of grant (due to decelerated vesting in prior years), the remaining unvested restricted shares will vest in full on the first trading day in March following the fifth anniversary of the date of grant regardless of whether the specified performance goals have been achieved. Moody's uses operating income growth as the vesting performance trigger for these awards because it believes that this measure closely tracks whether the Company is successfully building its business over the long-term.

In the years prior to 2007, year-to-year increases in the price of Moody's common stock had materially outpaced merit-based increases in cash compensation and led to significant shifts in the relative value of equity in the total compensation mix given a constant equity utilization rate. Despite the Company's intention to overweight long-term equity compensation, it was determined that this shift was significant enough to warrant a partial rebalancing of cash to equity compensation. In 2006, Moody's addressed the shift in the cash-equity balance by converting a portion of the value of the equity to incentive cash compensation for all Named Executive Officers. Even with this partial rebalancing from equity to cash, Moody's equity utilization rate still placed it at the 75th percentile of the Company's peer group in 2006, which Moody's believed was compatible with the role that equity plays in setting targeted total compensation levels for the Named Executive Officers. This balance was not changed in 2007.

Long-term equity incentive awards for Moody's executives are ultimately determined by the Committee after reviewing market information provided by the compensation consultant. When Mr. McDaniel makes his recommendation, he considers each individual's performance and contribution to the Company for the prior year, also factoring in his desired retention and incentive objectives for the individual.

The size and other terms and conditions of the equity awards are established at the Committee's December meeting. At that time, the Committee also sets the date at which the awards will be formally made the following year, which is timed to follow shortly after the Company's annual earnings release. Specifically, each equity award is effective, and the exercise price determined, as of the third trading day following the date of public dissemination of Moody's financial results for the prior year (typically, the beginning of February). The exercise price of the stock options is set at the fair market value of the Company's common stock on the grant date. Under Moody's 2001 Stock Incentive Plan, "fair market value" is based on the arithmetic mean of the high and low trading prices of Moody's common stock as reported on the New York Stock Exchange at the end of each trading day. Equity awards are only made to Named Executive Officers in accordance with this annual grant process, which has been, and will continue to be, the Company's practice. Equity awards may also be granted on a quarterly basis in relation to new hires and management promotions at the discretion of Mr. McDaniel based on authority delegated to him by the Board. For the first three quarters of the year, the effective date is the first business day of the following quarter; for the fourth quarter, the effective date is the last business day of the year. The exercise price is determined by the same method as that used for the annual grant process.

The stock options that Moody's grants to the Named Executive Officers are considered "performance-based compensation" for purposes of the federal income tax laws. Consequently, compensation expense resulting from the exercise of these options is fully deductible.

The grant date fair value of the long-term equity incentive awards made to the Named Executive Officers during 2007 is reported in the Grants of Plan-Based Awards Table on page 33. It should be noted that Moody's long-term compensation figures are comprised 100 percent by equity grants whereas, for some comparable companies, long-term compensation includes amounts from various sources. Additional information on these awards, including the number of shares subject to each award, is reported in this Table.

Total 2007 Actual Compensation Payouts

For the two officers with directly comparable positions in the peer group, other than the chief executive officer (described below), one officer's total 2007 actual compensation payout was above the 75th percentile and the other was between the 25 to 50th percentiles.

As compared to the broader market data provided to the Company by its compensation consultant, total 2007 actual compensation payouts for four of the six Named Executive Officers were between the 50 to 75th percentiles as compared to 2007 target data and one was at the 75th percentile. The payout of one Named Executive Officer was above the 75th percentile; such executive has resigned and her compensation is described in further detail below.

With respect to chief executive officer compensation, as compared to the Company's peer group, Mr. McDaniel's total compensation payout was between the 50 to 75th percentiles. As compared to the broader market data provided to the Company by its compensation consultant, Mr. McDaniel's 2007 total compensation payout was between the 50 and 75th percentiles. The Committee considered the benchmark salaries of its peer group and the market when determining Mr. McDaniel's total compensation.

Additional Executive Compensation Policies

The Committee does not take into account compensation that would become payable to each of the Named Executive Officers under certain existing plans and arrangements if the executive's employment had terminated under the specified circumstances or if there had been a change in control. Therefore, when discussing the factors considered by the Committee when determining overall compensation, potential payments upon termination or change in control were not included. However, to further the objectives of Moody's executive compensation program, it has adopted a number of supplemental policies, which are described below.

Retirement Benefits. Moody's provides retirement benefits to its Named Executive Officers under a series of defined benefit and defined contribution pension plans.

The defined benefit pension plans are the Retirement Account, the Pension Benefit Equalization Plan ("PBEP") and the Supplemental Executive Benefit Plan ("SEBP"). The Retirement Account, which closed to new entrants effective as of December 31, 2007, is a broad-based tax-qualified defined benefit pension plan for all Moody's U.S. employees. The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants in the Retirement Account that would otherwise be lost due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. The Retirement Account, together with the PBEP, provides income upon retirement based on a percentage of annual compensation. The SEBP is a non-tax-qualified supplemental executive retirement plan that provides more generous benefits than the PBEP for designated executive officers, including several of the Named Executive Officers. The Company historically had a SEBP plan in order to bring total compensation for U.S. executive officers to a competitive level within the market. This has been an important factor in assisting the Company in the retention of executives which is key to the Company's long-term strategies.

Moody's also offers its U.S. employees, including the Named Executive Officers, the opportunity to participate in a tax-qualified defined contribution plan, the Profit Participation Plan ("PPP"). In addition, through December 31, 2007, U.S. employees, including the Named Executive Officers, whose participation in the PPP is restricted due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined contribution plans, participated in the Profit Participation Benefit Equalization Plan ("PPBEP"). The PPBEP was terminated effective December 31, 2007 and was replaced by a voluntary deferred compensation plan in 2008. The PPBEP plan is a non-tax-qualified defined contribution plan that provides an annual credit to each participant's account in the PPBEP equal to the amount of the Company contribution that would have been made to each individual's PPP account if the participant had been allowed to continue contributions beyond the limitations related to the plan.

These plans provide Moody's U.S. employees with the opportunity to accumulate retirement benefits and, with the exception of the SEBP, these plans are open to all eligible U.S. employees.

Moody's believes that the total amount of retirement benefits made available to its Named Executive Officers under these plans contributes to a level of total compensation consistent with its executive compensation philosophy and the Company's retirement benefits are believed to be generous as compared to comparable companies.

The actuarial present values of the accumulated pension benefits of the Named Executive Officers who participate in these plans as of the end of 2007, as well as other information about each of Moody's defined benefit pension plans, are reported in the Pension Benefits Table on page 37. The account balances of the Named Executive Officers who participate in the Profit Participation Benefit Equalization Plan as of the end of 2007, as well as other information about this plan, are reported in the Summary Compensation Table on page 31.

Employment Agreements. Moody's does not enter into employment agreements with its executives, including the Named Executive Officers. All of the Company's executives are "at will" employees. This practice is consistent with Moody's goal to maximize the amount of "at risk" compensation of its executives.

Severance Agreements. To attract and retain qualified individuals, Moody's provides severance benefits to its executive officers, including the Named Executive Officers. While having such a plan in place is an important tool in Moody's retention efforts, and is in the best long-term interest of shareholders, the plan is not designed to reward individuals who have not performed to expectations or who have engaged in conduct that is detrimental to the Company and its shareholders.

Accordingly, Moody's Career Transition Plan ("CTP") is designed to compensate executives in the following situations: (i) where there has been a reduction in the Company's workforce or elimination of specific jobs, (ii) where the individual's job performance has not met expectations (but does not involve a basis for terminating his performance for cause), or (iii) where the Company has agreed with an individual that it is in the mutual best interests of the parties to sever the employment relationship. For these purposes, "cause" means willful malfeasance or misconduct, a continuing failure to perform his duties, a failure to observe Moody's material policies, or the commission of a felony or any misdemeanor involving moral turpitude.

The CTP provides payments and benefits to individuals for what Moody's believes to be a reasonable period for them to find comparable employment. It also affords both Moody's and the individual the motivation to resolve any potential claims or other issues between the parties with finality, which helps minimize distractions for management and protect the interests of shareholders. Finally, to protect Moody's competitive position, each executive, including each Named Executive Officer, is required, as a condition of receiving payment, to sign a severance and release agreement that prohibits them from engaging in conduct that is detrimental to Moody's, such as working for certain competitors; soliciting customers or employees after employment ends; and disclosing confidential information the disclosure of which would result in competitive harm to Moody's.

Under the CTP, an eligible executive is paid 52 weeks of salary continuation (26 weeks if he or she is leaving the Company because of unsatisfactory job performance). During the applicable salary continuation period, the executive receives medical, dental, and life insurance benefits and is entitled to make use of the Company's then-current outplacement services. In addition, the executive is entitled to receive any benefits that he or she otherwise would have been entitled to receive under Moody's retirement plans, although those benefits are not increased or accelerated.

Except where the executive officer is leaving the Company because of unsatisfactory job performance, he or she also receives:

- a pro rata portion of his actual annual cash incentive for the year (as long as he or she has been employed for at least six full months during that year); and

- financial planning and counseling services during the salary continuation period.

The CTP gives Mr. McDaniel the discretion to reduce or increase the benefits payable, or otherwise modify the terms and conditions applicable, to an executive (other than to himself) under the plan. As a matter of policy, if Mr. McDaniel intended to increase the benefits payable, any such proposal would be reviewed by the Committee.

Moody's believes that these payment arrangements are similar to the general practice among the Company's peer group, although it has not benchmarked the severance practices of Moody's peer companies.

The estimated payments and benefits payable to the Named Executive Officers assuming an event triggering payment under the CTP as of the last day of 2007 are reported in the discussion of Potential Payments Upon Termination or Change in Control on page 40.

In November 2007, after twenty years with the Company and its predecessors, Ms. Dering resigned from her position as Executive Vice President, Global Regulatory Affairs and Compliance and remained an employee until the end of the fiscal year. In addition to receiving 52 weeks of salary and benefits continuation under the CTP and participation in the EPIC Plan, Ms. Dering was a participant in the SEBP. The SEBP features a "cliff vesting" provision pursuant to which any SEBP participant who terminates employment before both reaching the age of 55 and accumulating 10 years of service will have her SEBP benefits reduced by 60 percent of the otherwise accrued benefit. The Board exercised its authority to waive the reduction in benefits for pre-age 55 terminations and grant Ms. Dering the full value of her accrued SEBP benefit, otherwise in accordance with the plan terms. The Board also provided that Ms. Dering's departure be treated as a retirement under the Company's equity plans. As a consequence, her restricted stock grants (other than the grant received in 2007) will vest in full and all restrictions on such shares will lapse upon her termination and her unvested stock options (other than the grant she received in 2007) will continue to vest and (together with her vested stock options) be exercisable for five years from the date of termination or, if shorter, the remaining stated term of each option. Ms. Dering is party to a separation agreement with the Company.

Change in Control Arrangements. So that Moody's executives are motivated to pursue potential transactions that would enhance the value of shareholders investments, Moody's believes it is important to provide certain arrangements upon a potential change in control of the organization. While Moody's does not provide specific change in control agreements for its executives, the Company's 2001 Stock Incentive Plan provides for accelerated vesting of outstanding awards, including stock options and restricted stock awards, upon a change in control of the Company. A "change in control" is defined to include: (i) a person acquiring more than 20 percent of the voting power of the Company's then outstanding securities; (ii) the shareholders of the Company approving a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would not change the current voting power position; or (iii) the shareholders of the Company approving a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets. Relative to the overall value of the Company, however, the value of this potential change in control benefit is minor.

The estimated payments and benefits payable to the Named Executive Officers assuming a change of control of the Company as of the last day of 2007 are reported in the discussion of Potential Payments Upon Termination or Change in Control on page 40.

Perquisites and Other Personal Benefits. Moody's does not provide perquisites or other personal benefits with an aggregate value of $10,000 or more to its executives, including the Named Executive Officers. Moody's believes this practice is consistent with the Company's policy to maximize the amount of "at risk" compensation of its executive officers.

Stock Ownership Guidelines. In July 2004, Moody's adopted stock ownership guidelines for its executives, including the Named Executive Officers, and its non-employee directors. Moody's believes that these guidelines encourage its executive officers to act as owners by requiring them to acquire and maintain a meaningful stake in the Company, which helps align the executives' interests with those of the Company's shareholders.

The guidelines are intended to satisfy an individual's needs for portfolio diversification, while ensuring that Moody's executives maintain an equity interest in the Company ownership at a level sufficient to assure shareholders of their commitment to value creation. Executive officers are expected, over a five-year period, to acquire and hold shares of the Company's common stock equal in value to a specified multiple of their base salary (which varies based on position). The current required ownership levels for the Named Executive Officers are:

Named Executive Officer	Ownership Level Multiple
Raymond W. McDaniel	5
Linda S. Huber	3
Brian M. Clarkson	3
Mark Almedia	3
John J. Goggins	3
Jeanne M. Dering	2

Restricted shares and shares owned by immediate family members or through the Company's tax-qualified savings and retirement plans count toward satisfying the guidelines. Stock options, whether vested or unvested, do not count toward satisfying the guidelines. The guidelines for an individual executive officer may be suspended at the discretion of the Board of Directors in situations that it deems appropriate.

The actual stock ownership of the Named Executive Officers as of December 31, 2007, based on the closing price of the Common Stock on December 29, 2007, was:

Named Executive Officer	Target Value	Actual Shares Owned	Value of Shares Owned
Raymond W. McDaniel	$4,680,000	138,140	$4,931,598
Linda S. Huber	1,455,000	32,659	1,165,926
Brian M. Clarkson	1,741,401	69,051	2,465,121
Mark E. Almeida	1,178,751	78,411	2,799,273
John G. Goggins	1,083,000	31,693	1,131,440
Jeanne M. Dering	943,600	60,328	2,153,710

On December 31, 2007, each of the Named Executive Officers, apart from Ms. Huber, exceeded their ownership targets. Ms. Huber's actual stock ownership is consistent with the guidelines as she joined the Company in May 2005 and has a five-year period to meet her ownership target.

Tax Deductibility Policy. While Moody's generally seeks to ensure the deductibility of the incentive compensation paid to the Company's executives, the Committee intends to retain the flexibility necessary to provide cash and equity compensation in line with competitive practice, Moody's compensation philosophy, and the best interests of shareholders even if these amounts are not fully tax deductible.

Section 162(m) of the Tax Code limits income tax deductibility of compensation in excess of $1 million that is not "performance-based" as defined under the income tax regulations, paid to any employee who as of the close of the taxable year was the chief executive officer or, whose total compensation is required to be reported to shareholders under the Securities Exchange Act of 1934 by reason of such employee being among the four highest compensated officers for the taxable year (other than the chief executive officer). Stock options awarded under the Company's shareholder approved stock incentive plans are performance-based, and any amounts required to be included in an executive's income upon the exercise of options do not count toward the $1 million limitation. For other compensation to be performance-based under the regulations, it must be contingent on the attainment of performance goals the material terms of which are approved by shareholders and the specific objectives of which are established by, and attainment of which objectives are certified by, a committee of the Board which consists entirely of independent directors.

Under Moody's annual cash incentive plan for the Named Executive Officers whose compensation is likely to be in excess of $1 million, annual bonuses are preliminarily funded on the basis of achievement relative to quantitative measures of performance and then are subject to negative discretion based on the degree of achievement of qualitative objectives. The Committee can also make positive adjustments based on achievement of qualitative objectives, but such adjustments may not be tax deductible.

SUMMARY COMPENSATION TABLE

The following table sets forth, for the years ended December 31, 2007 and 2006, the total compensation of the Company's Named Executive Officers. The Named Executive Officers for 2007 and 2006 include Moody's Principal Executive Officer, its Principal Financial Officer, the three most highly-compensated executive officers of the Company (other than the Principal Executive Officer and Principal Financial Officer) who were serving as executive officers at the end of the last completed fiscal year and details regarding one officer for whom, but for the fact that she was not serving as an executive officer at the end of the 2007 fiscal year, disclosure would have been required.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Raymond W. McDaniel	2007	$936,000	$ —	$1,873,732	$2,066,087	$1,051,000	$1,302,492	$147,244	$7,376,555
Chairman and Chief Executive Officer	2006	900,000	—	1,708,913	1,826,666	1,863,490	1,709,230	187,468	8,195,767
Linda S. Huber	2007	485,500	50,809	781,383	677,872	477,191	210,877	66,356	2,749,988
Executive Vice President and Chief Financial Officer	2006	475,500	—	647,508	427,974	730,000	165,511	80,430	2,526,923
Brian M. Clarkson	2007	580,467	39,924	874,411	976,468	391,076	302,289	78,758	3,243,393
President and Chief Operating Officer of Moody's Investors Service	2006	520,000	—	773,070	858,933	874,000	691,339	95,947	3,813,289
Mark E. Almeida	2007	392,917	—	412,523	446,273	401,000	27,964	43,502	1,724,179
Senior Vice President — President of Moody's Analytics	2006	343,200	—	371,770	391,936	364,000	36,523	52,874	1,560,303
John J. Goggins	2007	361,000	—	435,737	508,584	281,000	118,981	44,458	1,749,760
Senior Vice President and General Counsel	2006	351,000	—	393,496	475,764	412,000	174,761	50,898	1,857,919
Jeanne M. Dering	2007	471,800	—	588,424	1,103,363	287,932	448,600(7)	61,251	2,961,370
Executive Vice President — Global Regulatory Affairs & Compliance	2006	471,800	—	580,458	716,898	570,000	949,367	76,682	3,365,205

(1) The amounts reported in the Bonus column represent discretionary bonuses paid to Named Executive Officers. The Company paid no discretionary bonuses to the Named Executive Officers in 2006. For 2007, two Named Executive Officers received discretionary bonuses paid on March 7, 2008. Payments under the Company's annual cash incentive program for 2007 and 2006 are reported in the Non-Equity Incentive Plan Compensation column.

(2) The amounts reported in the Stock Awards column represent the portion of the grant date fair value of the restricted stock awards made to the Named Executive Officers during 2007 and in prior years that was recognized as expense for financial reporting purposes during 2006 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) "*Share based Payment*" (FAS 123(R)), excluding, in the case of service-based awards, estimates for forfeitures. The grant date fair value for the restricted stock awards is based on the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date. The Company did not apply any assumptions in determining the fair value of restricted stock awards for financial statement reporting purposes under

SFAS 123R. The actual amount that will be realized at the time an award vests will depend upon the market price of the Company's Common Stock at the vesting date.

(3) The amounts reported in the Option Awards column represent the portion of the grant date fair value of the stock option grants made to the Named Executive Officers during 2007 and in prior years that was recognized as expense for financial reporting purposes during 2007 in accordance with FAS 123(R), excluding, in the case of service-based option award, estimates for forfeitures. The assumptions made in calculating these grant date fair value amounts, except as indicated in footnote (4) to the Outstanding Equity Awards at Fiscal Year-End Table, are incorporated herein by reference to the discussion of those assumptions under the heading "Stock-Based Compensation" in the Management's Discussion and Analysis and Note 12 (in 2007) and Note 11 (in 2006 and 2005) to the financial statements as contained in the Company's Annual Reports on Form 10-K filed with the SEC on February 29, 2008, March 1, 2007 and March 1, 2006. The actual amount that will be realized, if any, upon the exercise of an option will depend upon the extent to which the market price of the Company's Common Stock exceeds the option exercise price at the time the option is exercised. The exercise price of these awards is equal to the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date.

(4) The amounts reported in the Non-Equity Incentive Plan Compensation column represent the amounts earned by the Named Executive Officers for 2007 and 2006 under the Company's annual cash incentive program. These amounts were actually paid on March 7, 2008 and March 7, 2007, respectively. For a description of this program, see "Annual Cash Incentive Awards" in the Compensation Discussion and Analysis on page 18.

(5) The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column represent the aggregate change during 2007 and 2006 in the actuarial present value of the Named Executive Officers' accumulated benefits under the Company's Retirement Account, Pension Benefit Equalization Plan, and Supplemental Executive Benefit Plan ("SEBP"). For a description of these plans, see the Pension Benefits Table on page 37. The change in the actuarial present value year over year is largely driven by the impact on the SEBP component of the following variables: one additional year of service and pay; one less year of discounting in the present value calculation; and annual assumption changes (such as the discount rate or mortality assumption). None of the Named Executive Officers received any "above-market" or "preferential" earnings on nonqualified deferred compensation during 2007 and 2006 as the Company did not maintain any nonqualified deferred compensation plans or arrangements for its employees.

(6) The amounts reported in the All Other Compensation column comprise the following compensation items:

Name	Year	Perquisites and Other Personal Benefits(a)	Company Contributions to Vested and Unvested Defined Contribution Plans(b)	Dividends or Other Earnings Paid on Stock or Option Awards(c)	Total
Raymond W. McDaniel	2007	—	$139,449	$7,795	$147,244
	2006	—	184,307	3,161	187,468
Linda S. Huber	2007	—	63,735	2,621	66,356
	2006	—	79,680	750	80,430
Brian M. Clarkson	2007	—	75,158	3,600	78,758
	2006	—	94,404	1,543	95,947
Mark E. Almeida	2007	—	41,815	1,687	43,502
	2006	—	52,205	669	52,874
John J. Goggins	2007	—	42,584	1,874	44,458
	2006	—	50,049	849	50,898
Jeanne M. Dering	2007	—	55,433	5,818	61,251
	2006	—	75,348	1,334	76,682

(a) Perquisites and other personal benefits provided to each of the Company's Named Executive Officers in 2007 and 2006 were, in the aggregate, less than $10,000 per individual each year.

(b) These amounts represent the aggregate annual Company contributions to the accounts of the Named Executive Officers under the Company's Profit Participation Plan and payments under the Profit Participation Benefit Equalization Plan. The Profit Participation Plan is a tax-qualified defined contribution plan. The Profit Participation Benefit Equalization Plan is a non-tax-qualified defined contribution plan that provides a payment to each Named Executive Officer who participates in the Profit Participation Plan equal to the amount of the Company contribution that would have been made to each individual's Profit Participation Plan account but for the limitations of the federal income tax laws. The payments were made to the Named Executive Officers in March, 2008 and 2007.

(c) These amounts represent dividend equivalents paid on restricted stock awards that vested during 2007 and 2006.

(7) Because Ms. Dering's Severance Agreement provides for the Company to provide Ms. Dering with unreduced SEBP benefits at age 55, the amount reflected is the present value of the increase in her SEBP benefit.

GRANTS OF PLAN-BASED AWARDS TABLE FOR 2007

The following table sets forth, for the year ended December 31, 2007, information concerning each grant of an award made to the Company's Named Executive Officers in 2007 under any plan.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(3)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	
Name	Grant Date	Authorization Date(1)	Threshold ($)	Target ($)(2)	Maximum ($)	Target (#)	(#)(4)	($/Sh)(5)	Grant Date Fair Value(6)
Raymond W. McDaniel ...			n/a	$1,372,800	n/a				
	2/12/2007	12/11/2006				32,052			$2,330,661
	2/12/2007	12/11/2006					102,800	$72.72	2,330,682
Linda S. Huber			n/a	519,400	n/a				
	2/12/2007	12/11/2006				13,875			1,008,921
	2/12/2007	12/11/2006					44,500	72.72	1,008,904
Brian M. Clarkson			n/a	780,000	n/a				
	2/12/2007	12/11/2006				15,434			1,122,283
	2/12/2007	12/11/2006					49,500	72.72	1,122,264
Mark E. Almeida			n/a	420,000	n/a				
	2/12/2007	12/11/2006				7,093			515,768
	2/12/2007	12/11/2006					22,750	72.72	515,788
John J. Goggins			n/a	306,400	n/a				
	2/12/2007	12/11/2006				7,561			549,798
	2/12/2007	12/11/2006					24,250	72.72	549,796
Jeanne M. Dering(7)			n/a	376,000	n/a				
	2/12/2007	12/11/2006				9,354			680,176
	2/12/2007	12/11/2006					30,000	72.72	680,160

(1) The Governance and Compensation Committee authorized the grant of restricted stock awards and stock options for 2007 on December 11, 2006, to be effective on the third trading day following the February 7, 2007 public dissemination of the Company's financial results for 2007, which was February 12, 2007.

(2) These awards were granted in 2007 under the Company's annual cash incentive program. The Governance and Compensation Committee determines the aggregate funding of the program based on the financial performance of the Company, including the Company's growth in operating income and earnings per share compared with its intermediate- term growth targets, and uses discretion in determining individual cash incentive award payouts. For

additional information on the annual cash incentive program, see the Compensation Discussion and Analysis on page 18. Subject to the discretion of the Committee, the program has a minimum funding level of 50% regardless of the Company's financial performance in a given year which may be used to reward designated executive officers who have achieved one or more line of business strategic objectives even though overall Company performance would not otherwise warrant funding of the plan. These awards were earned during 2007 and were paid in March 2008. The amounts paid are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 31.

(3) These awards were made under the Company's 2001 Stock Incentive Plan, as amended and restated on April 24, 2007. Subject to the Named Executive Officer's continued employment through each vesting date, the vesting of these restricted stock awards in any one year generally depends on the financial performance of the Company. Twenty-five percent of the total number of shares subject to an award represents the "Target Shares" for each vesting year. If the Company's annual operating income growth in any one year is (i) less than 10%, then 50% of the Target Shares will vest; (ii) between 10% and 15% (inclusive), then 100% of the Target Shares will vest; and (iii) greater than 15%, then 150% of the Target Shares will vest. Notwithstanding the possibility of accelerated vesting in any year of operating income growth greater than 15%, no more than 100% of the total number of shares subject to an award will vest, and all shares will vest in full, if not previously vested, five years from the grant date, subject to the Named Executive Officer's continued employment through such date, regardless of whether the specified performance goals have been achieved. The 2001 Stock Incentive Plan provides that an award that is outstanding for at least one year vests in full upon the recipient's retirement. Dividends are accumulated and paid, without interest, when the underlying shares vest.

(4) These stock option awards were made under the Company's 2001 Stock Incentive Plan, as amended and restated on April 24, 2007. They are exercisable in four equal annual installments beginning on the first anniversary of the date of grant. The first anniversary for the 2007 grants is February 12, 2008 and their expiration date is February 12, 2017.

(5) The exercise price of these awards is equal to the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date.

(6) The February 12th grant date fair value for the restricted stock awards is based on the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date. The February 12th grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions; an expected stock-price volatility factor of 23%; a risk-free rate of return of 4.790%; a dividend yield of 0.44%; and an expected time of exercise of 5.7 years from the date of grant. The Black-Scholes model is premised on the immediate exercisability and transferability of the options, neither of which applies to the options set out in the table above. The actual amounts realized, if any, will depend on the extent to which the stock price exceeds the option exercise price at the time the option is exercised.

(7) Ms. Dering's 2007 grants were forfeited upon her retirement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE FOR 2007

The following table sets forth information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each of the Company's Named Executive Officers outstanding as of December 31, 2007. The market value of the shares that have not vested is based on the closing market price of the Company's Common Stock on December 31, 2007 on the New York Stock Exchange.

	Option Awards(1)					Stock Awards(2)			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Raymond W. McDaniel	39,740	0		$10.9916	12/21/2009	60,783	$2,169,953		
	44,120	0		10.7092	01/19/2010				
	300,000	0		14.0625	10/03/2010				
	230,000	0		19.9875	02/07/2012				
	212,000	0		21.2675	02/07/2013				
	123,750	41,250		32.4075	02/09/2014				
	83,750	83,750		41.6875	02/22/2015				
	28,555	85,668		63.0900	02/08/2016				
	0	102,800		72.7150	02/12/2017				
Linda S. Huber (4)	33,333	33,334		44.9850	07/01/2015	25,236	900,925		
	11,250	33,750		63.0900	02/08/2016				
	0	44,500		72.7150	02/12/2017				
Brian M. Clarkson	29,300	0		21.2675	02/07/2013	28,273	1,009,346		
	61,875	20,625		32.4075	02/09/2014				
	40,200	40,200		41.6875	02/22/2015				
	12,500	37,500		63.0900	02/08/2016				
	0	49,500		72.7150	02/12/2017				
Mark E. Almeida	70,000	0		14.0625	10/03/2010	13,389	477,987		
	50,000	0		19.9875	02/07/2012				
	46,000	0		21.2675	02/07/2013				
	24,750	8,250		32.4075	02/09/2014				
	18,425	18,425		41.6875	02/22/2015				
	6,250	18,750		63.0900	02/08/2016				
	0	22,750		72.7150	02/12/2017				
John J. Goggins	70,000	0		19.9875	02/07/2012	14,006	500,014		
	64,000	0		21.2675	02/07/2013				
	34,875	11,625		32.4075	02/09/2014				
	21,775	21,775		41.6875	02/22/2015				
	6,125	18,375		63.0900	02/08/2016				
	0	24,250		72.7150	02/12/2017				
Jeanne M. Dering	126,000	0		14.0625	10/03/2010	0	0		
	100,000	0		19.9875	02/07/2012				
	92,000	0		21.2675	12/31/2012				
	56,250	18,750		32.4075	12/31/2012				
	33,500	33,500		41.6875	12/31/2012				
	8,750	26,250		63.0900	12/31/2012				

(1) Option awards are exercisable in four equal, annual installments beginning on the first anniversary of the date of grant. The grant date for options is ten years earlier than the Option Expiration Date reported in this table.

(2) Subject to the Named Executive Officer's continued employment through each vesting date, the vesting of restricted stock awards in any one year generally depends on the financial performance of the Company. Twenty-five percent of the total number of shares subject to an award represents the "Target Shares" for each vesting year. If the Company's annual operating income growth in any one year is (i) less than 10%, then 50%

of the Target Shares will vest; (ii) between 10% and 15% (inclusive), then 100% of the Target Shares will vest; and (iii) greater than 15%, then 150% of the Target Shares will vest. Notwithstanding the possibility of accelerated vesting in any year of operating income growth greater than 15%, no more than 100% of the initial award will vest, and all shares will vest in full, if not previously vested, five years from the grant date, subject to the Named Executive Officer's continued employment through such date, regardless of whether the specified performance goals have been achieved.

(3) Value is calculated at $35.70 which is the closing price of the Common Stock on December 31, 2007.

(4) The following weighted average assumptions were used in the Black-Scholes option valuation model to estimate the fair value of the options granted to Ms. Huber in July 2005: (i) expected holding period—6.0 years; (ii) expected dividend yield—0.49%; (iii) risk-free interest rate—3.89%; and (iv) expected stock volatility—23%.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2007

The following table sets forth information concerning the number of shares of Common Stock acquired and the value realized upon the exercise of stock options and the number of shares of Common Stock acquired and the value realized upon vesting of restricted stock awards during 2007 for each of the Company's Named Executive Officers on an aggregated basis. In the case of stock options, the value realized is based on the market price of the Company's Common Stock on the New York Stock Exchange at the time of exercise and the option exercise price; in the case of restricted stock awards, the value realized is based on the average high and low market price of the Company's Common Stock on the New York Stock Exchange on the vesting date.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Raymond W. McDaniel	74,300	$4,410,253	27,027	$1,793,162
Linda S. Huber	—	—	9,038	586,024
Brian M. Clarkson	50,700	2,197,067	12,487	830,042
Mark E. Almeida	54,972	2,209,795	5,848	387,352
John J. Goggins	—	—	6,504	433,215
Jeanne M. Dering	—	—	19,158	988,063

PENSION BENEFITS TABLE FOR 2007

The following table sets forth information with respect to each defined benefit pension plan that provides for payments or other benefits to the Named Executive Officers at, following, or in connection with retirement.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit at 12/31/07 ($)	Payments During Last Fiscal Year ($)
Raymond W. McDaniel	Retirement Account	19.5000	$ 184,337	—
	Pension Benefit Equalization Plan	19.5000	785,509	—
	Supplemental Executive Benefit Plan	20.8333	7,078,350	—
Linda S. Huber	Retirement Account	1.5833	17,304	—
	Pension Benefit Equalization Plan	1.5833	37,970	—
	Supplemental Executive Benefit Plan	2.6667	321,114	—
Brian M. Clarkson	Retirement Account	15.5000	160,869	—
	Pension Benefit Equalization Plan	15.5000	498,911	—
	Supplemental Executive Benefit Plan	16.5000	3,723,124	—
Mark E. Almeida	Retirement Account	18.5000	153,416	—
	Pension Benefit Equalization Plan	18.5000	214,657	—
	Supplemental Executive Benefit Plan	19.7500	—	—
John J. Goggins	Retirement Account	7.8333	63,516	—
	Pension Benefit Equalization Plan	7.8333	109,035	—
	Supplemental Executive Benefit Plan	8.9167	711,759	—
Jeanne M. Dering	Retirement Account	20.5000	206,735	—
	Pension Benefit Equalization Plan	20.5000	379,338	—
	Supplemental Executive Benefit Plan	21.9167	1,634,998	—
	Severance Agreement(2)	21.9167	2,452,498	—

(1) The credited service for the Retirement Account and the PBEP is based on service from the date the individual became a participant in the plan. Individuals become participants in the plan on the first day of the month coincident with or next following the completion of one year of service. The SEBP provides credited service from the participant's date of hire with Moody's. For Mr. McDaniel and Ms. Dering, the date of participation in the Retirement Account is based on an earlier plan provision that provided for individuals to become participants on the January 1 or July 1 following the completion of one year of service.

(2) The SEBP features a "cliff vesting" provision pursuant to which any SEBP participant who terminates employment before both reaching the age of 55 and accumulating 10 years of service will have her SEBP benefits reduced by 60 percent of the otherwise accrued benefit. The Board exercised its authority to waive the reduction in benefits for pre-age 55 terminations and grant Ms. Dering the full value of her accrued SEBP benefit, otherwise in accordance with the plan terms. The amount shown in the Severance Agreement row reflects the 60 percent figure.

The Company provides retirement benefits to the Named Executive Officers under three defined benefit pension plans: the Moody's Corporation Retirement Account (the "Retirement Account"), the Moody's Corporation Pension Benefit Equalization Plan (the "PBEP"), and the Moody's Corporation Supplemental Executive Benefit Plan (the "SEBP"). The Retirement Account is a broad-based tax-qualified defined benefit pension plan. The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants that would otherwise be lost under the Retirement Account due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. The Retirement Account, together with the PBEP, provides retirement income based on a percentage of annual compensation. The SEBP is a non-tax-qualified supplemental executive retirement plan that provides more generous benefits than the PBEP for designated senior executive officers of the Company.

None of the continuing Named Executive Officers are currently eligible for early retirement under any of the Company's defined benefit pension plans.

The assumptions made in computing the present value of the accumulated benefits of the Named Executive Officers, except as described in the following sentence, are incorporated herein by reference to the discussion of those assumptions under the heading "Pension and Other Post-Retirement Benefits" in the Management's Discussion and Analysis and Note 11 to the financial statements as contained in the Company's Annual Report on Form 10-K filed with the Commission on February 29, 2008. The assumed retirement age used in computing the present value of the accumulated benefits of the Named Executive Officers was age 65 in the case of the Retirement Account, age 65 in the case of the PBEP, and age 55 in the case of the SEBP.

The material terms in effect in 2007 of the Retirement Account, the PBEP, and the SEBP are described below. Each of these plans was amended effective as of January 1, 2008. Therefore, future benefit accruals made under these plans will be subject to revised terms.

Moody's Corporation Retirement Account

All U.S. employees are eligible to participate in the Retirement Account after attaining age 21 and completing one year of service with the Company. Participants earn one month of credited service for each month or fraction thereof from the date they become eligible to participate in the plan. The Retirement Account is a cash balance plan providing benefits that grow monthly as hypothetical account balances, which are credited with interest and pay-based credits. Interest credits are based on a 30-year Treasury interest rate equivalent with a minimum compounded annual interest rate of 3%. Pay-based credits are amounts allocated to each participant's hypothetical account based upon a percentage of monthly pensionable compensation. The percentage of compensation allocated annually ranges from 3% to 12.5%. Each participant's pay-based credit percentage is based on their attained age and credited service. Compensation is based on actual earnings which include base salary, regular bonus (or annual incentive award), overtime, and commissions. Severance pay, contingent payments, and other forms of special remuneration are excluded.

Participants vest in their benefits after completing five years of service with the Company. Upon termination of employment, a participant may elect to receive an immediate lump sum distribution equal to 50% of his cash balance account. The remaining 50% of the cash balance account must be received in the form of an annuity upon retirement at age 55 or later. The normal retirement age under the Retirement Account is age 65, but participants who have attained age 55 with at least 10 years of service may elect to retire early. Upon retirement, participants can choose among the various actuarially equivalent forms of annuities offered under the plan.

Moody's Corporation Pension Benefit Equalization Plan

The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants whose pensionable compensation exceeds the limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. For 2007, this limitation was $225,000. The provisions of the PBEP are the same as those of the Retirement Account. Upon attaining age 55 with at least 10 years of service, participants may elect to retire. Participants generally receive their benefit in the same annuity form as they elected in the Retirement Account at age 55 or later. A lump sum form of payment is available to any participant if at least 12 months prior to retirement or termination of employment he or she makes an election to receive a lump sum distribution of up to 100% of his benefit upon retirement. The PBEP was amended as of January 1, 2008 to provide that any participant who is an active employee of the Company or any subsidiary after December 31, 2004 shall receive all of his benefits under the PBEP in a lump sum on the six month anniversary of his separation from service with the Company or a subsidiary.

Moody's Corporation Supplemental Executive Benefit Plan

The SEBP is a non-tax-qualified defined benefit pension plan designed to ensure the payment of a competitive level of retirement income and disability benefits to participants. A key management employee of the Company who is responsible for the management, growth, or protection of the Company's business who is designated in writing by the Chief Executive Officer and approved by the Governance and Compensation Committee is eligible to participate in the plan on the effective date of his designation. The target retirement benefit for a participant is equal to 2% of average final compensation for each year of credited service up to 30 years of credited service, for a maximum benefit of 60% of average final compensation. This target benefit is offset by other pension benefits earned under the Retirement Account and PBEP, as well as benefits payable from Social Security and other pension benefits payable by the Company.

Participants earn one month of credited service for each month or fraction thereof that they are employed by the Company. Eligible compensation includes base salary, annual incentive awards, commissions, lump sum payments in lieu of foregone merit increases, "bonus buyouts" as the result of job changes, and any portion of such amounts voluntarily deferred or reduced by the participant under any Company employee benefit plan. Average final compensation is the highest consecutive 60 months of eligible compensation in the last 120 months of employment.

The SEBP also provides a temporary disability benefit in the event of a participant's total and permanent disability. This disability benefit is equal to 60% of the 12 months of compensation earned by the participant immediately prior to the date of disability. The disability benefit is offset by any other disability income and/or pension income the participant is already receiving. Payment of the temporary disability benefit continues during the participant's period of disability, but no later than age 65. During the period of total and permanent disability, a participant continues to earn credited service for retirement purposes.

Participants vest in their benefits after completing five years of service with the Company. Benefits are payable at the later of age 55 or termination of employment. For participants who terminate their employment prior to attaining age 55, benefits must commence at age 55 and their SEBP benefit will be reduced by 60% for early retirement. If a participant or vested former participant retires directly from the Company after age 55 and before age 60 without the Company's consent, his retirement benefit is reduced by 3% for each year or fraction thereof that retirement commences prior to reaching age 60. If a participant retires directly from the Company on or after age 55 with the Company's consent, benefits are not reduced for commencement prior to age 60.

The normal form of payment under the SEBP is a single-life annuity for non-married participants or a fully-subsidized 50% joint and survivor annuity for married participants. Participants may receive up to 100% of their benefit in the form of a lump-sum distribution by making a written election at least 12 months prior to termination of employment.

NONQUALIFIED DEFERRED COMPENSATION TABLE

None of the Named Executive Officers of Moody's participated in any nonqualified deferred compensation plans in 2007.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below reflects the amount of compensation that would become payable to each of the Named Executive Officers under certain existing plans and arrangements if the executive's employment had terminated under the specified circumstances or if there had been a change in control on December 31, 2007, given the named executive's compensation and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits that may be available to the executive prior to the occurrence of any termination of employment, including under exercisable stock options held by the executive, and benefits available generally to salaried employees, such as distributions under the Company's tax-qualified defined contribution plan and accrued vacation pay. In addition, in connection with any event including or other than those described below, the Company may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described below, as the Company determines appropriate.

The actual amounts that would be paid upon a Named Executive Officer's termination of employment can be determined only at the time of such executive's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's then current compensation.

Moody's Corporation Career Transition Plan

Each of the Company's Named Executive Officers currently participates in the Moody's Corporation Career Transition Plan. This plan generally provides for the payment of benefits if an eligible executive officer's employment terminates for one of several specified events: a reduction in force, a job elimination, unsatisfactory job performance (not constituting cause), or a mutually agreed upon resignation.

The plan does not cover employment terminations resulting from a unilateral resignation, a termination of employment for cause, a sale, merger, spin-off, reorganization, liquidation, or dissolution of the Company, or where the Named Executive Officer takes a comparable position with an affiliate of the Company. "Cause" means willful malfeasance or misconduct, a continuing failure to perform his duties, a failure to observe the material policies of the Company, or the commission of a felony or any misdemeanor involving moral turpitude.

In the event of an eligible termination of employment, a Named Executive Officer may be paid 52 weeks of salary continuation (26 weeks if the executive officer is terminated by the Company for unsatisfactory performance), payable at the times the executive officer's salary would have been paid if employment had not terminated. For this purpose, salary consists of the Named Executive Officer's annual base salary at the time of termination of employment. In addition, the Named Executive Officer may receive continued medical, dental, and life insurance benefits during the applicable salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being generally provided by the Company to its employees.

Except in the case of a termination of employment by the Company for unsatisfactory performance, the Named Executive Officer also may receive:

- a prorated portion of the actual annual cash incentive for the year of termination of employment that would have been payable to the executive officer under the annual cash incentive plan in which the executive officer was participating at the time of termination, provided that the executive officer was employed for at least six full months during the calendar year of termination;
- financial planning and counseling services during the salary continuation period to the same extent afforded immediately prior to termination of employment.

The plan gives the Company's Chairman and Chief Executive Officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, a Named Executive Officer under the plan.

The receipt of any benefits under the plan is contingent upon the affected Named Executive Officer signing a severance and release agreement that prohibits him from engaging in conduct that is detrimental to the Company, such as working for certain competitors, soliciting customers or employees after employment ends, and disclosing confidential information the disclosure of which would result in competitive harm to us.

The estimated payments and benefits that would be provided to each Named Executive Officer still serving in that capacity under each circumstance that is covered by the Career Transition Plan are listed in the tables below.

Potential Payments and Benefits Upon a Termination of Employment By Reason of a Reduction in Force, Job Elimination, or a Mutually Agreed Upon Resignation(1)

Name	Salary Continuation ($)	Annual Cash Incentive ($)	Cash Payments in Lieu of Performance-Based Awards ($)	Medical, Dental, and Life Insurance Benefits ($)	Out-Placement Services ($)	Total ($)
Raymond W. McDaniel	$936,000	$1,372,800	—	—	$25,000	$2,333,800
Linda S. Huber	485,500	519,400	—	—	25,000	1,029,900
Brian M. Clarkson	650,000	780,000	—	—	25,000	1,455,000
Mark E. Almeida	425,000	420,000	—	—	25,000	870,000
John J. Goggins	361,000	306,400	—	—	25,000	692,400

(1) For purposes of this analysis, the following assumptions were used:
- the date of termination of employment was December 31, 2007;
- each Named Executive Officer's base salary was the amount as of December 31, 2007 and is continued for a period of 52 weeks; and
- each Named Executive Officer's annual cash incentive is equal to 100% of the target amount under the annual cash incentive program.

Potential Payments and Benefits Upon a Termination of Employment By Reason of Unsatisfactory Job Performance (Not Constituting Cause)(1)

Name	Salary Continuation ($)	Medical, Dental, and Life Insurance Benefits ($)	Out-Placement Services ($)	Total ($)
Raymond W. McDaniel	$468,000	—	$25,000	$493,000
Linda S. Huber	242,750	—	25,000	267,750
Brian M. Clarkson	325,000	—	25,000	350,000
Mark E. Almeida	212,500	—	25,000	237,500
John J. Goggins	180,500	—	25,000	205,500

(1) For purposes of this analysis, the following assumptions were used:
- the date of termination of employment was December 31, 2007; and
- each Named Executive Officer's base salary was the amount as of December 31, 2007 and is continued for a period of 26 weeks.

Other Potential Payments Upon Termination of Employment

Except for the Career Transition Plan and as provided below, the Company does not have any other contracts, agreements, plans, or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with a termination of employment or a change in control of the Company or a change in the Named Executive Officer's responsibilities.

The Company's 2001 Stock Incentive Plan provides for vesting of outstanding stock options and restricted stock awards under certain circumstances as follows:

- in the event of the death or disability of a Named Executive Officer after the first anniversary of the date of grant of a stock option, the unvested portion of such stock option will immediately vest in full and such portion may thereafter be exercised during the shorter of (a) the remaining stated term of the stock option or (b) five years after the date of death or disability;
- in the event of the retirement of a Named Executive Officer after the first anniversary of the date of grant of a stock option, the unvested portion of such stock option will continue to vest in full during the shorter of (a) the remaining stated term of the stock option or (b) five years after the date of retirement;
- in the event of a termination for any reason other than death, disability or retirement, an unexercised stock option may thereafter be exercised during the period ending 30 days after the date of termination, but only to the extent such stock option was exercisable at the time of termination;
- in the event of the death, disability, or retirement of a Named Executive Officer after the first anniversary of the date of grant of a restricted stock award, the award will immediately vest in full;
- in the event of termination for any reason other than death, disability or retirement, after the first anniversary of the date of grant of a restricted stock award, the award shall be forfeited; and
- in the event of a change in control of the Company, the unvested portion of all outstanding stock options and restricted stock awards vest in full.

None of the continuing Named Executive Officers are currently eligible for retirement under the 2001 Stock Incentive Plan.

Potential Payments and Benefits Upon a Termination of Employment by Reason of Death, Disability, or Following a Change in Control of the Company(1)

Name	Stock Options ($)	Restricted Stock Awards ($)	Total ($)
Raymond W. McDaniel	$135,816	$2,169,953	$2,305,769
Linda S. Huber	0	900,925	900,925
Brian M. Clarkson	67,908	1,009,346	1,077,254
Mark E. Almeida	27,163	477,987	505,150
John J. Goggins	38,275	500,014	538,290

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment or the change in control of the Company was December 31, 2007; and
- the market price per share of the Company's Common Stock on December 31, 2007 was $35.70 per share, the closing price of the Common Stock on that date.

ITEM 3—STOCKHOLDER PROPOSAL

Mr. Nick Rossi, P.O. Box 249, Boonville, California 95415, the beneficial owner of 1,200 shares of Common Stock, as custodian for Katrina Wubbolding, has given notice of his intention to make the following proposal at the Annual Meeting.

3—Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote won an impressive 72% yes-vote average at 24 major companies in 2007. This topic was receiving the highest yes-vote average of any shareholder proposal topic in 2007. The Council of Institutional Investors *www.cii.org* recommends adoption of simple majority vote.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our multiple supermajority provisions of 80%. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- We had no shareholder right to:

  1) Cumulative voting.

  2) Act by written consent.

  3) Call a special meeting.

  4) Elect each director annually.

  5) Elect any director through a majority vote.

Additionally:

- We could only cast a ballot regarding two of our directors in 2007.
- In 2008 we were scheduled to vote on only 3 directors:

  Mr. Glauber
  Ms. Newcomb
  Mr. Mack
- We had a poison pill with a 15% trigger.
- Mr. Wulff, serving on 5 boards and who we will not be able to cast a vote for or against in 2008, held seats on boards rated D by The Corporate Library:

  Fannie Mae (FNM)
  Celanese Corp. (CE)

The above concerns show there is room for improvement and reinforces the reason to take one step forward to encourage our board to respond positively to this proposal.

Adopt Simple Majority Vote—

Yes on 3

Statement of the Board of Directors in Opposition to the Stockholder Proposal

The Board of Directors unanimously recommends that stockholders vote AGAINST this proposal.

The proponent is requesting that the Company take action to eliminate the supermajority voting provisions in the Company's Certificate of Incorporation and By-Laws, as further described below, and replace them with simple majority vote requirements. However, just as with amendments to the U.S. Constitution, we believe that certain actions that could fundamentally alter or amend the Company's governance structure should require more than a majority vote. We believe that these supermajority voting provisions are tailored to promote stability and protect stockholders by restricting actions by both the Board of Directors and by other stockholders unless those actions enjoy broad support among our stockholders, and therefore that it would not serve the interests of stockholders to weaken these key provisions.

Current Provisions. Almost all matters that are voted upon by the Company's stockholders are already determined by a majority vote of stockholders. The Board also has recently taken action to provide that a majority vote standard will apply in future elections of directors. However, the Certificate of Incorporation provides that an 80% "supermajority" vote of stockholders is required for only a few types of stockholder actions; specifically, to remove directors, to fill newly created directorships at a special meeting or to modify protective provisions in the Certificate of Incorporation that: (i) establish the Company's classified board structure; (ii) provide that any action by stockholders is to be taken at the annual meeting and not by written consent or at special meetings called by stockholders; (iii) allow the Board of Directors to adopt, amend or repeal By-Laws; and (iv) restrict amendments to the Certificate of Incorporation and to the Company's By-Laws that are inconsistent with the foregoing provisions. Under Delaware law, an amendment to the Company's Certificate of Incorporation can be made only if the Board of Directors has approved and recommended the amendment to stockholders. However, the supermajority voting provisions ensure that, even if an amendment to the Certificate of Incorporation is approved by the Board of Directors, the change must be acceptable to the holders of most of the Company's stock in order to be enacted.

The Company's By-Laws contain conforming provisions and also provide that a supermajority vote is necessary to amend provisions of the By-Laws relating to (i) the size and constitution of the Board of Directors, and (ii) the conduct and calling of meetings of stockholders.

Increased Stability and Improved Long-Term Planning. Due to the nature of our business, the Company benefits from these supermajority voting requirements because they provide stockholders with enhanced stability. The Company's primary business of assessing and issuing credit ratings depends in part upon maintaining the confidence of the marketplace and of regulators that the Company's ratings processes are stable, methodical and free from improper influence. The Board believes that the Company's business reputation benefits from stability at the corporate level, and the current voting framework promotes that stability by buffering the Company from third parties seeking to bring about changes in the Company's governance structure that may have only a short-term focus.

The nature of the Company's business and the economic and regulatory environment in which it operates are unique and constantly evolving. The supermajority vote provisions serve to ensure that any changes a third party may seek to affect are carefully considered by the Board and by stockholders, taking into account the interests of a broad range of stockholders. The Board believes that, due to the nature of the Company's business, the Company benefits from the existing vote requirements through enhanced stability and the ability to pursue corporate strategies in a dynamic economic and regulatory environment.

Broad Consensus. In addition, fundamental changes in the Company's corporate governance structure should not occur without approval from a large cross-section of its stockholders. The Company's limited supermajority voting requirements afford protection to the Board so that its members may carry out their fiduciary duties to all stockholders. The supermajority provisions guard against self-interested actions by one or a few large stockholders and thereby allow the Board to maximize long-term value for all stockholders.

These supermajority provisions were adopted prior to the Company's separation from The Dun & Bradstreet Corporation and relate to fundamental elements of our corporate governance. The Board has carefully considered this proposal and has assessed the arguments for and against eliminating the supermajority voting requirements. The Board has concluded that it continues to be appropriate to maintain these provisions because they restrict both stockholders' and the board's ability to effect fundamental changes to the Company's governance structure unless those changes enjoy broad-based support.

The Board of Directors therefore recommends a vote AGAINST this stockholder proposal.

OTHER BUSINESS

The Board of Directors knows of no business other than the matters set forth herein which will be presented at the Annual Meeting. Inasmuch as matters not known at this time may come before the Annual Meeting, the enclosed proxy confers discretionary authority with respect to such matters as may properly come before the Annual Meeting, and it is the intention of the persons named in the proxy to vote in accordance with their best judgment on such matters.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Stockholder proposals which are being submitted for inclusion in the Company's proxy statement and form of proxy for the 2009 annual meeting of stockholders must be received by the Company at its principal executive offices no later than November 19, 2008. Such proposals when submitted must be in full compliance with applicable laws, including Rule 14a-8 of the Exchange Act.

Under the Company's By-Laws, stockholder proposals which are being submitted other than for inclusion in the Company's proxy statement and form of proxy for the 2009 annual meeting of stockholders must be received by the Corporate Secretary of the Company at its principal executive offices no earlier than January 22, 2009 and no later than February 11, 2009. Such proposals when submitted must be in full compliance with applicable law and the Company's By-Laws. In order for a stockholder proposal submitted outside of Rule 14a-8 to be considered "timely" within the meaning of Rule 14a-4(c), such proposal must be received by the Company on or prior to February 11, 2009.

March 19, 2008

Moody's Corporation

March 19, 2008

Dear Stockholder:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Moody's Corporation to be held on Tuesday, April 22, 2008, at 9:30 a.m. at the Company's offices at 7 World Trade Center, 250 Greenwich Street, New York, New York.

The Notice of Annual Meeting and Proxy Statement accompanying this letter describe the business to be acted upon at the meeting. The Annual Report for the year ended December 31, 2007 is also enclosed.

Your vote is important. Please vote your shares whether or not you plan to attend the meeting. In addition to voting in person or by mail, stockholders of record have the option of voting by telephone or via the Internet. If your shares are held in the name of a bank, broker or other holder of record, please check your proxy card or other voting instructions to see which of these options are available to you.

Sincerely,

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

MOODY'S


CREDIT
CONFIDENCE IN
CREATION OF MODERN
MOST ENLIGHTENED AND
OF MODERN
THAN ALL

Moody's Corporation
7 World Trade Center at 250 Greenwich Street
New York, NY 10007

END